      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 4, 1997



                                                      REGISTRATION NO. 333-23401

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                               800-JR CIGAR, INC.
             (Exact name of registrant as specified in its charter)

                DELAWARE                                    5194                                   52-2022117
      (State or other jurisdiction              (Primary Standard Industrial                    (I.R.S. Employer
   of incorporation or organization)            Classification Code Number)                  Identification Number)

                            ------------------------

                               301 ROUTE 10 EAST
                           WHIPPANY, NEW JERSEY 07981
                                 (201) 884-9555
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                         ------------------------------

                                  LEW ROTHMAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               301 ROUTE 10 EAST
                           WHIPPANY, NEW JERSEY 07981
                                 (201) 884-9555
              (Name and address, including zip code, and telephone
               number, including area code, of agent for service)
                         ------------------------------

                                   Copies to:

         SAMUEL B. FORTENBAUGH III, ESQ.                         JAMES R. TANENBAUM, ESQ.
           Morgan, Lewis & Bockius LLP                        Stroock & Stroock & Lavan LLP
                 101 Park Avenue                                     180 Maiden Lane
             New York, New York 10178                            New York, New York 10038
                  (212) 309-6000                                      (212) 806-5400

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------


    The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               800-JR CIGAR, INC.
                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(b) OF REGULATION S-K.

               SHOWING LOCATION IN THE PROSPECTUS OF INFORMATION
              REQUIRED BY ITEMS 1 THROUGH 12, PART I, OF FORM S-1


REGISTRATION STATEMENT ITEM NUMBER AND CAPTION                                   LOCATION IN PROSPECTUS
----------------------------------------------------------------  -----------------------------------------------------
       1.  Forepart of the Registration Statement and Outside
             Front Cover Page of Prospectus.....................  Outside Front Cover Page of Prospectus

       2.  Inside Front and Outside Back Cover Pages of
             Prospectus.........................................  Inside Front and Outside Back Cover Pages of
                                                                    Prospectus; Additional Information

       3.  Summary Information, Risk Factors and Ratio of
             Earnings to Fixed Charges..........................  Prospectus Summary; Risk Factors; Selected Combined
                                                                    Financial Data; Management's Discussion and
                                                                    Analysis of Financial Condition and Results of
                                                                    Operations

       4.  Use of Proceeds......................................  Prospectus Summary; Use of Proceeds

       5.  Determination of Offering Price......................  Outside Front Cover of Prospectus; Underwriting

       6.  Dilution.............................................  Dilution

       7.  Selling Security Holders.............................  Not Applicable

       8.  Plan of Distribution.................................  Outside Front Cover Page of Prospectus; Underwriting

       9.  Description of Securities to Be Registered...........  Outside Front Cover Page of Prospectus; Dividend
                                                                    Policy; Shares Eligible for Future Sale;
                                                                    Description of Capital Stock

      10.  Interests of Named Experts and Counsel...............  Legal Matters; Experts

      11.  Information with Respect to the Registrant...........  Outside Front Cover Page of Prospectus; Prospectus
                                                                    Summary; Risk Factors; Reorganization of the
                                                                    Company; Dividend Policy; Capitalization; Selected
                                                                    Combined Financial Data; Management's Discussion
                                                                    and Analysis of Financial Condition and Results of
                                                                    Operations; Business; Management; Principal
                                                                    Stockholders; Certain Related Transactions; Shares
                                                                    Eligible for Future Sale; Predecessor Combined
                                                                    Financial Statements

      12.  Disclosure of Commission Position on Indemnification
             for Securities Act Liabilities.....................  Not Applicable

                   SUBJECT TO COMPLETION--DATED JUNE 4, 1997


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                3,000,000 SHARES


                                     [LOGO]

                               800-JR CIGAR, INC.


                                  COMMON STOCK


    All of the 3,000,000 shares of common stock, $.01 par value (the "Common Stock"), offered hereby (the "Offering") are being sold by 800-JR CIGAR, Inc. (the "Company"). Prior to the Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.



    The Common Stock has been approved for inclusion on the Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the trading symbol "JRJR," subject to notice of issuance.



    SEE "RISK FACTORS" ON PAGES 9 TO 14 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
          REPRESENTATION  TO  THE  CONTRARY  IS  A  CRIMINAL  OFFENSE.
                              -------------------

                                                                UNDERWRITING
                                              PRICE TO         DISCOUNTS AND        PROCEEDS TO
                                               PUBLIC         COMMISSIONS (1)       COMPANY (2)
                                         ------------------  ------------------  ------------------
Per Share..............................          $                   $                   $
Total (3)..............................          $                   $                   $

---------------

(1) The Company and the Existing Stockholders (as defined) of the Company have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."


(2) Before deducting expenses payable by the Company estimated to be $1,100,000.


(3) The Company has granted the Underwriters a 30-day over-allotment option to purchase up to 450,000 additional shares of Common Stock on the same terms and conditions as set forth above. If all such additional shares are
    purchased by the Underwriters, the total Price to Public will be $         ,
    the total Underwriting Discounts and Commissions will be $         and the
    total Proceeds to Company will be $         . See "Underwriting."

                            ------------------------


    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to certain conditions. Delivery of the shares to the Underwriters is expected against payment to be made at the office of Wheat, First Securities, Inc.,
Richmond, Virginia, on or about            , 1997.



WHEAT FIRST BUTCHER SINGER                                   J.C. BRADFORD & CO.



                The date of this Prospectus is           , 1997

                             [reserved for artwork]

    CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND THE PREDECESSOR COMBINED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS GIVES EFFECT TO THE REORGANIZATION OF THE COMPANY (THE "REORGANIZATION"), PURSUANT TO WHICH THE EXISTING STOCKHOLDERS (AS DEFINED) WILL CONTRIBUTE TO 800-JR CIGAR, INC. ("800-JR CIGAR") 100% OF THE OUTSTANDING CAPITAL STOCK OF EACH OF J.R. TOBACCO OF AMERICA, INC., CIGARS BY SANTA CLARA, N.A., INC., J.N.R. GROCERY CORP., J.R. TOBACCO NC, INC., J&R TOBACCO (NEW JERSEY) CORP., J.R. TOBACCO COMPANY OF MICHIGAN, INC., J.R.-46TH STREET, INC., J.R. TOBACCO OUTLET, INC., J.R. STATESVILLE, INC. AND J R CIGAR (DC), INC. (COLLECTIVELY, THE "CONSTITUENT ENTITIES") IN EXCHANGE FOR 9,300,000 SHARES OF COMMON STOCK OF 800-JR CIGAR. SEE "REORGANIZATION OF THE COMPANY" AND THE PREDECESSOR COMBINED FINANCIAL STATEMENTS AND NOTES THERETO. UNLESS THE CONTEXT OTHERWISE REQUIRES, (A) ALL REFERENCES HEREIN TO THE "COMPANY" REFER TO THE CONSTITUENT ENTITIES ON A COMBINED BASIS, (B) ALL REFERENCES HEREIN TO THE COMPANY'S OR 800-JR CIGAR'S ACTIVITIES, RESULTS OF OPERATIONS OR FINANCIAL CONDITION REFER TO THAT OF THE CONSTITUENT ENTITIES, TAKEN AS A WHOLE, AND (C) ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED.


                                  THE COMPANY


    800-JR CIGAR is the largest distributor and retailer of brand name premium cigars in the United States. The Company's primary products consist of premium cigars, mass market cigars and cigarettes which are distributed to retail and wholesale customers. The Company's highest gross margins are generated from the sale of premium cigars (imported, hand-made and hand-rolled cigars made with long filler and all natural tobacco leaf) and, as such, it has targeted premium cigars as its primary growth vehicle. The Company's premium cigars consist of approximately 150 brands, of which 43 are the Company's proprietary brands. Among the Company's proprietary products are nationally recognized brands such as Belinda-Registered Trademark-, Casa Blanca-Registered Trademark-, El Rey del Mundo-Registered Trademark-, 5 Star Seconds-Registered Trademark-, Jose Marti-TM-, J-R Alternative-Registered Trademark-, J-R
Ultimate-Registered Trademark-, La Finca-Registered Trademark-, Rosa Cuba-TM-and Santa Clara-Registered Trademark-.



    The Company believes that its success is due, in part, to its ability to purchase in large quantities from a broad range of suppliers, thereby serving its retail and wholesale customers as the leading source for competitively priced, high-quality, nationally branded and proprietary brand premium cigars and other tobacco products. The Company is the largest customer for many of the world's leading cigar manufacturers, including Consolidated Cigar Holdings Inc., General Cigar Holdings, Inc., Swisher International Group, Inc. and Villazon & Company, Inc. The Company's strong relationship with these manufacturers allows for advantageous supplies of desirable brand name cigars and for significant purchasing power. The Company's net sales have increased at a compound annual growth rate of 37.1%, from $54.3 million in 1992 to $192.0 million in 1996. For the year ended December 31, 1996, sales of cigars and tobacco products, other than cigarettes, totaled $93.7 million, or 48.8% of net sales, and represented 77.6% of the Company's total gross profit. The cigarette products sold by the Company include all major brands produced by the leading U.S. cigarette manufacturers. Cigarette sales represented $78.4 million, or 40.8% of net sales, during the year ended December 31, 1996. The Company also offers a variety of discounted general merchandise, including fragrances and apparel, through its stores. During the year ended December 31, 1996, sales of such non-tobacco products totaled $19.9 million, or 10.4% of net sales.



    The Company markets tobacco products on a retail basis throughout the United States by direct mail and through six specialty cigar stores and two large discount outlet stores. Its mail order catalog provides one of the largest selections of high quality premium cigars at substantial savings, and management believes that its mail order sales are the largest among the world's catalog retailers of cigars. The Company's six specialty cigar stores feature a broad selection of premium cigars, and serve as destination stores for customers seeking high quality products at competitive prices. During 1996, the Company opened an 8,200 square foot, award-winning, upscale specialty cigar store in Whippany, New Jersey, which achieved over $6.6 million in sales in its first full year of operation. The Company intends to incorporate certain characteristics of the Whippany location in its expansion plans for existing store renovations and new store openings. The Company's two large discount outlet stores are located on major interstate highways in North Carolina, a "tobacco-friendly" state with lower tobacco excise taxes relative to other eastern states. The discount outlet stores capitalize upon the draw of tobacco products, particularly premium cigars and cigarettes, to market a variety of discounted general merchandise. The Company achieved $111.4 million in total retail sales for the year ended December 31, 1996, representing 58.0% of net sales.



    The Company's wholesale activities consist predominantly of catalog sales of premium cigars and sales of cigarettes through cash-and-carry operations which are located at the Company's two discount outlet stores. Added sales generated by the Company's wholesale operations enable the Company to earn significant discounts on large volume purchases of cigars and related products, and provide the Company with flexibility to determine the amount, timing and channel of distribution by which it will most profitably sell its tobacco products. The Company's wholesale customers include approximately 8,000 smoke shops, restaurants, taverns, liquor stores and other retail outlets and wholesale distributors throughout the United States. The Company achieved $80.6 million in wholesale sales for the year ended December 31, 1996, representing 42.0% of net sales.



    The Company believes that there is an increasing market for cigars generally and for premium cigars in particular. Unit sales of cigars increased from 3.4 billion units in 1993 to 4.5 billion units in 1996. Unit sales of premium cigars increased from 110.0 million units in 1993 to 274.3 million units in 1996, increasing at a compound annual growth rate of 35.6%. Unit sales of mass market large cigars increased from 2.1 billion units in 1993 to an estimated 2.9 billion units in 1996, increasing at a compound annual growth rate of 11.3%. Based upon industry sources, including the Cigar Association of America, the total market for cigars in the United States is estimated to have been approximately $1.25 billion in 1996.



    The Company's principal objective is to enhance its position as the leading distributor and retailer of a full line of premium and mass market large cigars. The principal elements of this business strategy include: (i) offering a broad product selection, (ii) providing value prices, (iii) leveraging long-standing relationships with manufacturers, (iv) building upon leading proprietary cigar brands, (v) leveraging multiple channels of distribution and (vi) emphasizing customer service.



    The Company's growth strategy is designed to capitalize on its competitive strengths and the recent growth in the cigar industry. Specifically, over the course of the next 18 months, the Company intends to increase penetration in its retail market by (i) expanding direct mail capabilities and increasing catalog circulation, (ii) relocating, redesigning and/or expanding existing specialty cigar stores and adding an additional store and (iii) opening a new discount outlet store and expanding retail selling space at existing discount outlet stores. Over the same period, the Company intends to increase penetration in its wholesale market by (i) expanding and strengthening distribution of its wholesale premium cigar catalog and (ii) adding an additional cigarette cash-and-carry operation within a new discount outlet store. Furthermore, the Company intends to increase dedicated sources of supply of imported premium cigars and increase its presence in mass market large cigars.


    The Company was incorporated on March 11, 1997 under the laws of the State of Delaware. The Company's principal executive offices are located at 301 Route 10 East, Whippany, New Jersey 07981, and its telephone number is (201) 884-9555.

                                  THE OFFERING


Common Stock Offered hereby........  3,000,000 shares

Common Stock to be Outstanding
  after the Offering...............  12,300,000 shares(1)

Use of Proceeds....................  To (i) finance development, construction, and related inventory costs of a new warehouse, new stores and
                                     store renovations, (ii) finance expansion of direct
                                     mail operations by upgrading the Company's information
                                     systems and graphics capability, (iii) repay long-term
                                     indebtedness, (iv) pay the current portion of the
                                     Distribution Notes (as defined herein) previously
                                     issued to the Existing Stockholders, plus interest
                                     related to the Distribution Notes, which notes
                                     represent estimated cumulative undistributed
                                     Subchapter S corporation ("S Corporation") earnings
                                     through the date of the Offering and (v) pay signing
                                     bonuses to an officer and to MC Management, Inc. ("MC
                                     Management") in connection with the execution of
                                     long-term service agreements. The balance, if any,
                                     will be used for working capital and general corporate
                                     purposes. See "Use of Proceeds," "Reorganization of
                                     the Company" and "Certain Related
                                     Transactions--Management Services."

Nasdaq National Market Symbol......  "JRJR"


------------------------

(1) Excludes 450,000 shares of Common Stock subject to the 30-day over-allotment option to be granted to the Underwriters. See "Management" and "Shares Eligible for Future Sale."

                            ------------------------


                                  RISK FACTORS



    The Common Stock offered hereby involves a high degree of risk. An increase in regulatory restrictions and other anti-smoking initiatives, for example, could have an adverse effect on the tobacco industry generally and on the Company's operations. Consequently, no assurance can be given that the Company's growth in sales volume will continue. See "Risk Factors."


                            ------------------------

    CASA BLANCA-REGISTERED TRADEMARK-, CLEMENCEAU-REGISTERED TRADEMARK-, CONSUEGRA-REGISTERED TRADEMARK-, FARACH-REGISTERED TRADEMARK-, 5 STAR SECONDS-REGISTERED TRADEMARK-, GARCIA Y GARCIA-REGISTERED TRADEMARK-, JEROBOAM-REGISTERED TRADEMARK-, J-R ALTERNATIVE-REGISTERED TRADEMARK-, J-R ULTIMATE-REGISTERED TRADEMARK-, LA FINCA-REGISTERED TRADEMARK-, MARIA MANCINI-REGISTERED TRADEMARK-, MOCAMBO-REGISTERED TRADEMARK-,
MOCHA-REGISTERED TRADEMARK-, PERFECTO GARCIA-REGISTERED TRADEMARK-, PERFECTO GARCIA CROWN ROYALS-REGISTERED TRADEMARK-, PRINCIPALES-REGISTERED TRADEMARK-, QUORUM-REGISTERED TRADEMARK-, REMEDIOS-REGISTERED TRADEMARK-, REY DEL REY-REGISTERED TRADEMARK-, REYNITAS-REGISTERED TRADEMARK-, ROBUSTOS DE MANUEL ZAVALLA-REGISTERED TRADEMARK-, SANTA CLARA-REGISTERED TRADEMARK- AND WHITEHALL-REGISTERED TRADEMARK- ARE REGISTERED TRADEMARKS OF THE COMPANY. THE COMPANY HAS FILED TRADEMARK APPLICATIONS FOR THE FOLLOWING CIGAR NAMES: EL SECRETO DEL RIO JAGUA-TM-, JOSE MARTI-TM-, LAGUITO-TM-, LAMECA-TM-, RECTANGULARES-TM-, VALENTINOS-TM- AND VILLAR Y VILLAR-TM-. THE BELINDA-REGISTERED TRADEMARK- AND EL REY DEL MUNDO-REGISTERED TRADEMARK- BRANDS REFERENCED IN THIS PROSPECTUS ARE EXCLUSIVELY LICENSED TO THE COMPANY BY VILLAZON & COMPANY, INC.

                        SUMMARY COMBINED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



    The following table sets forth, for the periods and at the dates indicated, summary combined financial data for the Company. Such data have been derived from the audited and unaudited Predecessor Combined Financial Statements of the Company included elsewhere herein. See "Selected Combined Financial Data." The following table also includes certain unaudited pro forma combined statement of income data for the year ended December 31, 1996 and the three-month period ended March 31, 1997 which give effect to the Reorganization, the Offering, and certain other adjustments as if they had occurred on January 1, 1996. In addition, the unaudited pro forma combined balance sheet data gives effect to the Reorganization, the Offering, and certain other adjustments as if they had occurred on March 31, 1997.


                                                                                                   THREE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                         MARCH 31,
                                      ----------------------------------------------------------  --------------------
                                         1992        1993        1994        1995        1996       1996       1997
                                      -----------  ---------  ----------  ----------  ----------  ---------  ---------

                                      (UNAUDITED)                                                     (UNAUDITED)
STATEMENT OF INCOME DATA(1):
Net sales...........................   $  54,258   $  74,581  $  109,297  $  152,695  $  191,982  $  39,896  $  49,683
Cost of goods sold..................      44,958      62,660      91,588     130,645     158,007     32,887     40,631
                                      -----------  ---------  ----------  ----------  ----------  ---------  ---------
Gross profit........................       9,300      11,921      17,709      22,050      33,975      7,009      9,052
Selling, general and administrative
  expenses..........................       7,147       9,714      14,450      18,768(2)     20,954     4,425     4,810
Depreciation and amortization.......         263         361         447         493         674        167        187
                                      -----------  ---------  ----------  ----------  ----------  ---------  ---------
Income from operations..............       1,890       1,846       2,812       2,789      12,347      2,417      4,055
Other income (expense):
  Interest expense..................        (353)       (481)       (710)       (785)       (789)      (154)      (173)
  Other(3)..........................         488         404         454         308         767        492        143
                                      -----------  ---------  ----------  ----------  ----------  ---------  ---------
Income before income taxes and
  cumulative effect of change in
  accounting method.................       2,025       1,769       2,556       2,312      12,325      2,755      4,025
Provision (credit) for income
  taxes.............................         168         160         257         (74)        144         34        141
                                      -----------  ---------  ----------  ----------  ----------  ---------  ---------
Income before cumulative effect of
  change in accounting method.......       1,857       1,609       2,299       2,386      12,181      2,721      3,884
Cumulative effect of change in
  accounting for income taxes.......          --          58          --          --          --         --         --
                                      -----------  ---------  ----------  ----------  ----------  ---------  ---------
Net income..........................   $   1,857   $   1,667  $    2,299  $    2,386  $   12,181  $   2,721  $   3,884
                                      -----------  ---------  ----------  ----------  ----------  ---------  ---------
                                      -----------  ---------  ----------  ----------  ----------  ---------  ---------



                                                               YEAR ENDED       THREE MONTHS
PRO FORMA INFORMATION                                         DECEMBER 31,          ENDED
  (UNAUDITED)(4):                                                 1996         MARCH 31, 1997
                                                             ---------------  -----------------
Historical income before income taxes......................     $  12,325         $   4,025
Pro forma adjustments other than income taxes..............           580              (274)
                                                                  -------            ------
Pro forma income before provision for income taxes.........        12,905             3,751
Pro forma provision for income taxes.......................         5,262             1,530
                                                                  -------            ------
Pro forma net income.......................................     $   7,643         $   2,221
                                                                  -------            ------
                                                                  -------            ------
Pro forma earnings per share(5)............................     $     .73         $     .21
                                                                  -------            ------
                                                                  -------            ------
Pro forma common shares outstanding........................         9,882             9,882
                                                                  -------            ------
                                                                  -------            ------

                                                                                                      THREE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                        MARCH 31,
                                          ---------------------------------------------------------  --------------------
                                             1992        1993        1994       1995        1996       1996       1997
                                          -----------  ---------  ----------  ---------  ----------  ---------  ---------

                                          (UNAUDITED)                                                    (UNAUDITED)
OTHER OPERATING DATA:
Revenues:
  Retail sales..........................     65.4%       65.6%      65.8%       58.3%         58.0%      51.5%      58.2%
  Wholesale sales.......................     34.6        34.4        34.2       41.7           42.0       48.5       41.8



                                                                                      AT MARCH 31, 1997
                                                                                         (UNAUDITED)
                                                                           ---------------------------------------
                                                                                                       PRO FORMA
                                                                                                          AS
                                                                            ACTUAL    PRO FORMA(6)    ADJUSTED(7)
                                                                           ---------  -------------  -------------
BALANCE SHEET DATA:
Working capital..........................................................  $  21,295   $     3,920     $  38,225
Total assets.............................................................     46,610        45,119        76,612
Total long-term debt, including current portion..........................      7,825        31,625        23,868
Total stockholders' equity (deficit).....................................     27,360        (5,915)       33,947


------------------------


(1) Prior to the Reorganization, each of the Constituent Entities was treated as an S Corporation and therefore was not subject to federal and, in some cases, state income tax at the corporate level; as a result, income or losses were passed through to respective stockholders. Accordingly, the Predecessor Combined Financial Statements do not include the provision for federal and, in some cases, state income taxes. See Note 8 to the Predecessor Combined Financial Statements and note 4 below.



(2) Includes payment of legal fees and settlement costs in connection with certain litigation with a former licensee in the amount of $1,000,000.



(3) Relates principally to rental income and interest income and $373,000 in payment of a business interruption insurance settlement in 1996.



(4) The unaudited pro forma net income for the year ended December 31, 1996 and the three-month period ended March 31, 1997 reflects the Reorganization, the Offering and the following adjustments as if they had occurred on January 1 of each period: (a) a decrease in aggregate compensation from $1,818,000 to $400,000 for the year ended December 31, 1996 and from $126,000 to $100,000 for the three-month period ended March 31, 1997 for two of the Company's executives pursuant to new employment agreements; (b) an increase in interest expense of $1,458,000 for the year ended December 31, 1996 and $417,000 for the three-month period ended March 31, 1997, assuming the issuance of the Distribution Notes; (c) a reduction in interest expense of $789,000 for the year ended December 31, 1996 and $173,000 for the three-month period ended March 31, 1997 assuming the application of proceeds from the Offering to repay all the Company's indebtedness other than the Distribution Notes and capital lease obligations; (d) a reduction in interest income of $169,000 for the year ended December 31, 1996 and $56,000 for the three-month period ended March 31, 1997, assuming the repayment to the Company of loans receivable from stockholders; and (e) an increase in income taxes of $5,118,000 for the year ended December 31, 1996 and $1,389,000 for the three-month period ended March 31, 1997 based upon pro forma pre-tax income and as if the Company had been subject to federal and additional state income taxes. See "Reorganization of the Company" and "Management--Employment Agreements."



(5) Pro forma earnings per share is based on 9,300,000 shares of Common Stock outstanding prior to the Offering, increased by the sale of 581,738 shares of Common Stock assuming an initial public offering price of $15.00 per share ($13.58, net of underwriting discounts and commissions and estimated offering expenses), the proceeds of which would be necessary to pay approximately $7,900,000, the current portion of the Distribution Notes. The net income used in the calculation of pro forma earnings per share represents pro forma net income decreased by the interest on debt of $789,000

    ($467,000 on an after-tax basis) for the year ended December 31, 1996, and $173,000 ($102,000 on an after-tax basis) for the three-month period ended March 31, 1997.



   Supplementary pro forma earnings per share for the year ended December 31, 1996, and the three-month period ended March 31, 1997 are $.73 and $.21, respectively, based on 9,300,000 shares of Common Stock outstanding prior to the Offering, increased by (a) the sale of 581,738 shares of Common Stock assuming an initial public offering price of $15.00 per share ($13.58, net of underwriting discounts and commissions and estimated offering expenses), the proceeds of which would be necessary to pay approximately $7,900,000, the current portion of the Distribution Notes, and (b) the sale of 571,208 shares of Common Stock assuming an initial public offering price of $15.00 per share ($13.58, net of underwriting discounts and commissions and estimated offering expenses), the proceeds of which would be necessary to repay approximately $7,800,000 in outstanding debt other than capital lease obligations. The net income used in the calculation of supplementary pro forma earnings per share is the pro-forma net income of $7,643,000 and $2,221,000 for the year ended December 31, 1996 and the three-month period ended March 31, 1997, respectively.



(6) Pro forma to reflect (i) the Reorganization; (ii) the issuance of the Distribution Notes in the aggregate amount of $23,800,000 (such amount estimated through the date of the Offering) which amount is net of loans receivable from stockholders of $2,625,000 and anticipated additional distributions of $7,984,000 to be made prior to the Offering; and (iii) a deferred tax asset of $1,134,000 which the Company will record concurrently with becoming a C corporation. See "Reorganization of the Company" and "Certain Related Transactions."



(7) Pro forma as adjusted to reflect (i) the sale of 3,000,000 shares of Common Stock offered hereby at the price of $15.00 per share ($13.58 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company) and the application of the estimated net proceeds therefrom; (ii) a non-recurring pre-tax charge of $1,000,000 ($592,000 on an after-tax basis) for a payment to MC Management in connection with MC Management's entering into a five-year contract with the Company; (iii) a non-recurring pre-tax charge of $500,000 ($296,000 on an after-tax basis) for a payment to an officer of MC Management as a bonus for entering into an employment agreement with the Company; and (iv) the payment of approximately $7,800,000 in long-term indebtedness other than capital lease obligations. See "Reorganization of the Company," "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS


    An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to other information set forth in this Prospectus, in connection with an investment in the Common Stock offered hereby.



    DECLINING MARKET FOR CIGARS THROUGH 1993; DECLINING MARKET FOR
CIGARETTES. According to industry sources, including the Cigar Association of America, the cigar industry experienced declining consumption between 1964 and 1993 at a compound annual rate of 3.6%. While the cigar industry has experienced significantly better trends in unit consumption since 1993 compared to this historical trend, the Company believes that much of the recent growth in cigar unit sales, particularly with respect to premium cigars, is attributable to new cigar smokers attracted to the improved image and enhanced visibility of cigar smoking by celebrities. There can be no assurance that recent positive trends will continue on a long-term basis or that new customers will remain cigar smokers in the future.



    In addition, the unit volume of cigarettes sold in the United States has declined in recent years. A 1995 report issued by the United States government suggests that while consumption of cigarettes stabilized between 1993 and 1994, consumption could ultimately continue to decline in the future if states or the federal government raise taxes and/or restrictions and prohibitions on smoking increase. Additional factors that could cause this decline to continue include government regulation of and restrictions on the labeling, sale, and advertising of cigarettes and smokeless tobacco products, scientific reports in the media concerning adverse health effects of smoking, and diminishing social acceptance of smoking. Significant future declines in cigarette consumption could have an adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Market Overview."



    CONSTRAINTS ON ABILITY TO SATISFY DEMAND FOR PREMIUM CIGARS. As a result of the unanticipated industry-wide increase in demand for premium cigars in recent years, the Company experienced a shortage of certain cigars. Although the industry's leading manufacturers have taken measures to increase production, the Company generally is not a party to long-term contracts. The Company has relied and intends in the future to rely upon the strength of its relationships with cigar manufacturers, which it has cultivated over a 25-year period, to meet its supply requirements. See "Business--Sources of Supply; Production" and "Certain Related Transactions--Manufacturing Facility Arrangements." No assurance can be given that the Company will be able to continue to maintain these relationships or that such relationships will be sufficient to enable the Company to meet any future demand for its proprietary premium cigars. Any material inability of the Company to expand its current means of supply in a timely manner could have a material adverse effect on the Company's business, including the loss of sales by the Company.



    RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH. The Company intends to pursue an aggressive growth strategy for the foreseeable future, and its future operating results will depend to a certain degree upon its ability to service a larger direct mail customer base and to manage its overall expansion effectively. The Company's growth strategy will increase the operating complexity of the Company as well as the level of responsibility for both existing and new management personnel. The Company will be required to reconfigure and improve its operational and financial systems and to expand its employee base. There can be no assurance that the Company's management information systems, accounting systems, purchasing systems and internal controls will be adequate or that the Company will be able to upgrade or reconfigure its systems and controls to respond to the Company's growth, the inability of which could have a material adverse effect on the successful operation of the Company's business, implementation of its growth strategy and future operating results. If the Company's management is unable to manage this growth effectively, the Company's business, results of operations and financial condition could be materially adversely affected.

    RELIANCE ON KEY PERSONNEL. The Company's operations will continue to depend upon the efforts of senior personnel of the Company, including Mr. Lew Rothman, the President and Chief Executive Officer of the Company and a well-known figure in the cigar industry. In addition, telemarketing services and various administrative and other services are performed for the Company by MC Management, a management services company owned by Ms. Maureen Colleton. See "Business--Employees" and "Certain Related Transactions--Management Services." The loss of the services of Mr. Rothman, MC Management or any other senior personnel may have a material adverse effect on the Company's business and results of operations. The Company does not maintain key-man life insurance on any of its executive officers. See "Management."



    CONCENTRATION OF SALES FROM TWO LARGE DISCOUNT OUTLET STORES. A significant portion of the Company's sales (31.1% for the year ended December 31, 1996 and 34.1% for the year ended December 31, 1995) is generated by retail sales at the Company's two large discount outlet stores. Any significant decrease in sales generated by either discount outlet store could therefore have a material adverse effect on the Company's results of operations. In addition, the Company's growth strategy contemplates the opening of an additional discount outlet store in 1998 and, consequently, discount outlet stores are expected to continue to account for a significant portion of the Company's sales. The success of the Company's discount outlet stores will largely depend upon the continued market for and availability of low cost cigarettes, the ability of the Company to locate new discount outlet stores in high traffic areas of tobacco-friendly states, and the ability of the Company to become a licensed cigarette distributor in those states. As of the date of this Prospectus, only four of the country's 50 states do not impose substantial excise taxes on cigarettes at the state level; therefore, the Company may be limited in its ability to identify acceptable locations for new discount outlet stores. In addition, no assurance can be given that the states which do not currently impose excise taxes on cigarettes will not do so in the future.



    DEPENDENCE ON CIGARETTE SALES. The success of the Company's discount outlet stores depends to a significant degree upon the sale of discounted cigarettes. Cigarette sales for the year ended December 31, 1996 were $78.4 million (or 40.8% of total net sales), of which $33.9 million were derived from retail sales and $44.5 million were derived from wholesale cash-and-carry sales. Any change to or cessation of promotional programs or the imposition of any tax on cigarettes in North Carolina or in any other state in which the Company may seek to open additional discount outlet stores or any other event which adversely affects the consumption of cigarettes in the Company's markets could restrict the Company's ability to offer significant discounts on cigarettes and could therefore have an adverse effect on the Company's business and results of operations.


    FLUCTUATIONS IN QUARTERLY RESULTS. The Company's quarterly operating results have fluctuated in the past and may fluctuate in the future as a result of a variety of factors, including the timing of store openings and renovations and related pre-opening expenses, weather conditions, and the price and availability of tobacco products and general merchandise. Therefore, results for any quarter are not necessarily indicative of the results that the Company may achieve for any subsequent quarter or for a full year. Fluctuations caused by variations in quarterly operating results may subsequently affect the market price of the Common Stock. In addition, the Company expects its business to continue to exhibit some measure of seasonality, with increased discount outlet store sales during the spring and summer vacation seasons and increased overall sales during the Christmas holiday season. See "Management Discussions and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations; Seasonality."

    EXTENSIVE AND INCREASING REGULATION OF TOBACCO PRODUCTS. The tobacco industry is subject to regulation in the United States at the federal, state and local levels, and the recent trend is toward increasing regulation. A variety of bills relating to tobacco issues have recently been introduced in the United States Congress, including bills that, if passed, would (i) prohibit the advertising and promotion of all tobacco products and/or restrict or eliminate the deductibility of such advertising expenses; (ii) increase labeling requirements on tobacco products to include, among other things, addiction warnings and lists of additives and toxins; (iii) modify federal preemption of state laws to allow state courts to hold tobacco manufacturers liable under common law or state statutes; (iv) shift regulatory control of tobacco products and advertisements from the United States Federal Trade Commission (the "FTC") to the United States Food and Drug Administration (the "FDA"); (v) increase tobacco excise taxes; and (vi) require tobacco companies to pay for health care costs incurred by the federal government in connection with tobacco related diseases. Although hearings have been held on certain of these proposals, none of such proposals, to date, has been passed by Congress.


    In August 1996, the FDA determined nicotine is a drug and that it had jurisdiction over cigarettes and smokeless tobacco products, as nicotine-delivering medical devices, and, therefore, promulgated regulations restricting and limiting the sale, distribution and advertising of cigarette and smokeless tobacco products. On April 25, 1997, the Federal District Court for the Middle District of North Carolina upheld the FDA's jurisdiction to regulate cigarettes and smokeless tobacco as medical devices and to impose restrictions on their sale and distribution to minors, but rejected the agency's restrictions on advertising and promotion. Pending appeal, however, the court ordered that all restrictions which had gone into effect on February 28, 1997 would remain in full force (i.e., a prohibition on retailers from selling cigarettes, cigarette tobacco or smokeless tobacco to persons under the age of 18 and a requirement that retailers check the photographic identification of every person under the age of 27). The court ordered that the agency may not implement any of the additional regulations that were scheduled to go into effect August 28, 1997. This decision is subject to an immediate appeal and there can be no assurance as to the outcome of the appeal or the ultimate effect on the consumption of tobacco or on the Company's business, financial results or results of operations.


    In addition, the majority of states restrict or prohibit smoking in certain public places and restrict the sale of tobacco products to minors. Local legislative and regulatory bodies also have increasingly moved to curtail smoking by prohibiting smoking in certain buildings or areas or by requiring designated "smoking" areas. Further restrictions of a similar nature could have an adverse effect on the sales or operations of the Company. Numerous proposals also have been considered at the state and local level restricting smoking in certain public areas.

    Federal law has required health warnings on cigarettes since 1965 and on smokeless tobacco since 1986. Although no federal law currently requires that cigars carry such warnings, California has enacted laws requiring that "clear and reasonable" warnings be given to consumers who are exposed to chemicals determined by the state to cause cancer or reproductive toxicity, including tobacco smoke and several of its constituent chemicals. Although similar legislation has been introduced in other states, no action has been taken. There can be no assurance that such legislation introduced in other states will not be passed in the future or that other states will not enact similar legislation. Consideration at both the federal and state level also has been given to consequences of tobacco smoke on others who are not currently smoking (so called "second hand" smoke). There can be no assurance that regulation relating to second hand smoke will not be adopted or that such regulation or related litigation would not have a material adverse effect on the Company's business and results of operations.

    Increased cigar consumption and the publicity such increase has received may increase the risk of additional regulation of cigars and/or cigar products. The National Cancer Institute has announced that it will issue a report in 1997 describing research into cigars and health. There can be no assurance as to the ultimate content, timing or effect of this report or any additional regulation of cigars by any federal, state, local or regulatory body, and there can be no assurance that any such legislation or regulation would not have a material adverse effect on the Company's business and results of operations. See "Business--The Tobacco Industry--Regulation."

    TOBACCO INDUSTRY LITIGATION. The tobacco industry has experienced and is experiencing significant health-related litigation involving tobacco and health issues. Plaintiffs in such litigation have sought and are seeking compensatory and, in some cases, punitive damages, for various injuries resulting from the use of tobacco products or exposure to tobacco smoke, including health care costs. A number of cigarette distributors have been named as defendants in such litigation. There can be no assurance that there will not be an increase in health-related litigation against cigarette and smokeless tobacco manufacturers or distributors or similar litigation in the future against cigar manufacturers or distributors. The costs to the Company of defending prolonged litigation and any settlement or successful prosecution of any health-related litigation could have a material adverse effect on the Company's business and results of operations. The recent increase in the sales of cigars and the publicity such increase has received may have the effect of increasing the probability of legal claims. See "--Extensive and Increasing Regulation of Tobacco Products" and "Business--The Tobacco Industry--Litigation."


    SOCIAL, POLITICAL AND ECONOMIC RISKS ASSOCIATED WITH INTERNATIONAL
TRADE. The Company contracts for the manufacture of its brand name products with manufacturers whose operations are primarily conducted in foreign countries. Such countries include Honduras, the Dominican Republic, Nicaragua, Jamaica, Mexico, the Philippines, Ireland, and Spain and may in the future include other countries. As a result, the Company is exposed to the risk of changes in social, political and economic conditions inherent in foreign operations and international trade including the risk of supply interruption or significant increases in the prices of tobacco products. There can be no assurance that any such changes in social, political or economic conditions will not have a material adverse effect on the Company's business and results of operations.


    COMPETITION. The Company believes that no single entity competes in all of its lines of business, although several companies compete in one or more of its markets. The Company's tobacco business faces competition from numerous retail establishments and other direct mail retailers and wholesalers. The Company's cash-and-carry wholesale cigarette operations face vigorous competition from Sam's Clubs, a division of Wal-mart Stores, Inc., in its local markets. Sam's Clubs has substantially greater resources than the Company and is better able to sustain prolonged price competition. No assurance can be given that the Company will continue to be able to compete effectively against Sam's Clubs or any of its other existing or future competitors in any of its market segments. See "Business--Competition."



    CONTROL BY MANAGEMENT. Upon completion of the Offering, Mr. and Mrs. Lew and LaVonda Rothman and trusts established for the benefit of certain members of the Rothman family (collectively, the "Existing Stockholders") will hold 9,300,000 shares of Common Stock, constituting approximately 75.6% of the Company's outstanding Common Stock (approximately 72.9% if the Underwriters' over-allotment option is exercised in full). As a result, the Existing Stockholders will have substantial control over the Company and may have the power to approve any matter requiring the approval of stockholders, including electing directors, adopting amendments to the Company's certificate of incorporation, and approving mergers and other change in control transactions involving the Company. See "Management," "Principal Stockholders" and "Description of Capital Stock."



    NO PRIOR PUBLIC MARKET; VOLATILITY OF STOCK PRICE. Prior to the Offering, there has been no public market for the Common Stock of the Company and there can be no assurance that an active market will develop or be sustained after the Offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined through negotiations between the Company and the Representatives (as defined herein) of the Underwriters, and may not be indicative of future market prices. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The market price of the Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results of the Company or its competitors, changes in earnings estimates by analysts, developments in the tobacco industry or changes in general economic conditions.



    ANTI-TAKEOVER PROVISIONS. Certain provisions of the Company's Certificate of Incorporation (the "Certificate of Incorporation") and By-laws (the "By-laws") and the Delaware General Corporation Law could delay or frustrate the removal of incumbent directors and could make difficult a merger, tender offer or proxy contest involving the Company, even if such events could be viewed as beneficial by the Company's stockholders. The Board of Directors (the "Board") of the Company is empowered to issue preferred stock in one or more series without stockholder action. Any issuance of this "blank-check" preferred stock could materially limit the rights of holders of the Common Stock and render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise. In addition, the Certificate of Incorporation and By-laws contain a number of provisions which could impede a takeover or change in control of the Company, including, among other things, staggered terms for the members of the Board, the requiring of a two-thirds supermajority vote of stockholders to amend certain provisions of the Certificate of Incorporation or take any action by written consent, and a fair price requirement. Certain provisions of the Delaware General Corporation Law to which the Company will be subject may also discourage takeover attempts that have not been approved by the Board. See "Description of Capital Stock--Anti-Takeover Provisions."


    DILUTION. Investors participating in the Offering will incur immediate and substantial dilution of $12.24 in net tangible book value per share of Common Stock from the assumed initial public offering price of $15.00. See "Dilution."



    SHARES ELIGIBLE FOR FUTURE SALE; POTENTIAL FLUCTUATIONS IN MARKET
PRICE. Upon completion of the Offering, the Company will have a total of 12,300,000 shares of Common Stock outstanding (12,750,000 shares if the Underwriters' over-allotment option is exercised in full), of which 9,300,000 shares will be restricted securities within the meaning of Rule 144 under the Securities Act of 1933. The Company will grant to the Existing Stockholders "piggyback" registration rights exercisable on or after one year following the date of the Offering to require the Company to register their shares under the Securities Act at such time as the Company registers any additional shares on its own behalf. The Company also will grant under its 1997 Long-Term Incentive Plan options to purchase an aggregate of 450,000 shares of Common Stock at an exercise price equal to the initial public offering price per share. An additional 750,000 shares will be available for issuance upon the exercise of options which may be granted in the future under the 1997 Long-Term Incentive Plan and other benefit plans. Upon consummation of the Offering, the shares issuable upon exercise of any such options will not have been registered under the Securities Act and, therefore, when issued will be subject to resale restrictions imposed by the Securities Act. However, the Company intends to register such shares shortly after the consummation of the Offering. All of the directors and officers of the Company and each of the Existing Stockholders holding shares of Common Stock and options to purchase an aggregate of 235,000 shares of Common Stock will agree with the Underwriters that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) any shares of Common Stock or other capital stock or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or acquire any shares of Common Stock or other capital stock of the Company for a period of 180 days after the date of this Prospectus without the prior written consent of Wheat, First Securities, Inc., on behalf of the Underwriters (the "180 Day Lockup"). Wheat, First Securities, Inc. may, in its sole discretion, at any time and without notice, release all or any portion of the shares of Common Stock subject to such agreement. Upon the expiration of the 180 Day Lockup, these 9,300,000 shares will become eligible for sale subject to the restrictions and volume limitations of Rule 144. Sales of substantial amounts of such shares in the public market or the availability of such shares for future sale could adversely affect the market price of the Common Stock and adversely affect the Company's ability to raise additional capital through an offering of its equity securities. See "Shares Eligible for Future Sale" and "Underwriting."

                         REORGANIZATION OF THE COMPANY

REORGANIZATION OF THE COMPANY


    800-JR CIGAR was formed in March 1997 in the State of Delaware as the holding company for the Constituent Entities. Simultaneously with the consummation of the Offering, the Existing Stockholders will, pursuant to a contribution agreement (the "Contribution Agreement"), contribute to the Company 100% of the capital stock of each of (i) J.R. Tobacco of America, Inc., a North Carolina corporation, (ii) Cigars by Santa Clara, N.A., Inc., a North Carolina corporation, (iii) J.N.R. Grocery Corp., a New York corporation, (iv) J.R. Tobacco NC, Inc., a North Carolina corporation, (v) J&R Tobacco (New Jersey) Corp., a New Jersey corporation, (vi) J.R. Tobacco Company of Michigan, Inc., a Michigan corporation, (vii) J.R.-46th Street, Inc., a New York corporation,
(viii) J.R. Tobacco Outlet, Inc., a New Jersey corporation, (ix) J.R. Statesville, Inc., a North Carolina corporation and (x) J R Cigar (DC), Inc., a District of Columbia corporation (collectively, the "Constituent Entities") in exchange for 9,300,000 shares (approximately 75.6% of the outstanding Common Stock of the Company after the Offering or 72.9% if the Underwriters' overallotment option is exercised in full). The foregoing transactions are referred to herein as the "Reorganization." The Reorganization will close simultaneously with, and is a condition precedent to, the Offering. For further information regarding the Reorganization, see Notes 1 and 8 to the Predecessor Combined Financial Statements. See "Principal Stockholders."


TERMINATION OF S CORPORATION STATUS


    Prior to the Reorganization, each of the Constituent Entities has been treated as an S Corporation for federal income tax purposes under Subchapter S of the Internal Revenue Code of 1986 (the "Code"), and in some cases, for state corporate income tax purposes under comparable state laws. As a result, each of the Constituent Entities' historical earnings have been taxed directly to their respective stockholders and each of the Constituent Entities has not been subject to income tax on such earnings. Following the Reorganization, the Constituent Entities will no longer qualify as S Corporations and the Company will be fully subject to federal and state income taxes as a C corporation under the Code. Pursuant to a tax agreement among the Company and the Existing Stockholders (the "Tax Agreement"), the Company will agree to cause the Constituent Entities to file all income tax returns for periods during which the Constituent Entities were S Corporations for U.S. federal income tax purposes or under comparable state and local tax provisions, and the Existing Stockholders will agree to pay any taxes with respect to such returns. The Existing Stockholders will also severally (according to the relative percentage of the outstanding shares of the Constituent Entity stock owned by each Existing Stockholder on the last day of any applicable period to which a liability described below relates) and not jointly, agree to indemnify and hold harmless the Company for all and any federal, state or local income tax liabilities of the Constituent Entities (including interest and penalties imposed thereon) which are attributable to a taxable year beginning on or after the effective date of an election to be treated as an S Corporation for federal, state or local income tax purposes, as the case may be, and ending on the date preceding the Reorganization. The determination of income allocable to the portion of the year in which the Constituent Entities were S Corporations and in which they are C corporations will be made using the "closing of the books" method. On the effective date of the Reorganization, the Company will record a deferred tax asset on its balance sheet. The amount of the deferred tax asset to be recorded as of the date of termination of S Corporation status will depend upon temporary differences between tax and book accounting methods relating principally to the deduction of certain expenses for tax purposes. If the S Corporation status of the Constituent Entities had been terminated as of December 31, 1996, the amount of the deferred tax asset as of December 31, 1996 would have been approximately $0.9 million. See "Capitalization," "Selected Combined Financial Data" and Note 8 to the Predecessor Combined Financial Statements.



    Prior to the Reorganization, the Constituent Entities will pay a dividend in the form of notes payable (the "Notes") to the Existing Stockholders in the aggregate principal amount of $23.8 million. The principal amounts of the Notes represent the estimated cumulative undistributed S Corporation earnings of the Constituent Entities through June 30, 1997 on which income taxes are payable by the Existing Stockholders. The Notes will be promissory notes bearing interest at the rate of 7.0% per annum. Principal on the Notes will be paid in equal quarterly installments over a three year period, and interest will be payable quarterly as it accrues. The estimate used to determine the principal of the Notes was net of loans receivable from the Existing Stockholders of $2.6 million and anticipated additional distributions to be made prior to the Offering in the amount of $7.9 million to enable the Existing Stockholders to pay income taxes on their allocable portions of the Constituent Entities' 1996 and a portion of 1997 estimated undistributed S Corporation earnings. Prior to the Reorganization, the Constituent Entities will also pay a dividend in the form of additional notes payable (the "Additional Notes," and together with the Notes, the "Distribution Notes") to the Existing Stockholders with an aggregate initial principal amount of $250, which amount shall be increased by an amount equal to the S Corporation earnings of the Constituent Entities in excess of the principal amount of the Notes for the taxable period of 1997 that such Constituent Entity was an S Corporation (including the period through June 30,
1997) based upon such Constituent Entity's final S Corporation tax returns or resulting from a final determination by the Internal Revenue Service or a court increasing such Constituent Entity's S Corporation earnings, provided that in no event shall such amount exceed $1.0 million in the aggregate. The Additional Notes will mature three years from the date of the Offering and will bear interest at the rate of 7.0% per annum.

                                USE OF PROCEEDS


    The net proceeds to the Company from the Offering are expected to be approximately $40.8 million, based on an assumed initial public offering price of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses (approximately $47.0 million if the Underwriters' over-allotment option is exercised in full). Of such net proceeds, the Company intends to use (i) approximately $10.0 million to finance a new discount outlet store and warehouse facility, including inventory costs, (ii) approximately $5.0 million to finance the expansion of retail selling space at existing discount outlet stores, including inventory costs, (iii) approximately $4.5 million to finance the relocation, redesign and expansion of four existing specialty cigar stores and the opening of an entirely new cigar store, (iv) approximately $2.0 million to upgrade information systems and graphics capabilities in connection with the expansion of direct mail operations, (v) approximately $7.8 million to repay outstanding indebtedness, of which approximately $5.3 million had been incurred under notes issued pursuant to the Credit Agreement (as defined herein), $2.4 million had been incurred under mortgages and $0.1 million had been incurred under a note issued to a former stockholder, (vi) approximately $7.9 million to pay the current portion of the Distribution Notes previously issued, plus $1.5 million of interest related to the Distribution Notes during the twelve months following the Offering, which Distribution Notes represent estimated cumulative undistributed S Corporation earnings, net of loans receivable from such stockholders of $2.6 million and anticipated additional distributions made prior to the Offering in the amount of $7.9 million to enable such stockholders to pay income taxes on their allocable portions of the Constituent Entities' 1996 and 1997 estimated undistributed S Corporation earnings through the date of the Offering, and (vii) $1.5 million (approximately $0.9 million net of tax effect) to pay signing bonuses to an officer and to MC Management in connection with long-term services agreements. The notes to be repaid under the Credit Agreement had outstanding principal balances at March 31, 1997 of $1.4 million, $1.2 million and $2.7 million, respectively, currently accrue interest at a rate of 6.6%, 8.25% and 7.5% per annum, respectively, and mature in August 1998, September 1999 and May 2003, respectively. The mortgages to be repaid had outstanding principal balances at March 31, 1997 of $2.0 million, with annual interest at 8.25%, and $0.4 million, with annual interest at the prime rate, respectively. These mortgages mature in October 2001 and December 1998, respectively. The note issued to a former stockholder accrues interest at the rate of 12.0% per annum and matures in April 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The remainder of the net proceeds, if any, will be used by the Company for general corporate purposes. Pending such uses, the net proceeds of the Offering will be invested in short-term, investment grade securities and interest bearing securities.


                                DIVIDEND POLICY


    Following the Offering, the Company expects that earnings, if any, will be retained by the Company for working capital and other general corporate purposes and that, initially, the Company will not pay or declare any dividends to its stockholders. In addition, the Credit Agreement prohibits the payment of dividends. Declaration or payment of dividends, if any, in the future, will be at the discretion of the Company's Board and will depend on the Company's then current financial condition, results of operations, capital requirements and other factors deemed relevant by the Board.

                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company at March 31, 1997 (i) on a historical combined basis, (ii) on a pro forma combined basis assuming consummation of the Reorganization, issuance of the Distribution Notes, recording of a deferred tax asset concurrent with the Constituent Entities becoming C corporations, and recording of anticipated additional distributions of $7.9 million to be made prior to the Offering to enable the Existing Stockholders to pay income taxes on their allocable portions of the Constituent Entities' 1996 and 1997 estimated undistributed S Corporation earnings through the date of the Offering, and (iii) on a pro forma combined basis as adjusted to reflect the non-recurring pre-tax charge of $1.5 million (approximately $0.9 million on an after-tax basis) which the Company will accrue upon the consummation of the Offering in connection with the execution of long-term services agreements with an officer and with MC Management, the sale of the 3,000,000 shares of Common Stock offered hereby at the offering price of $15.00 per share and the application of the estimated net proceeds therefrom.


    The capitalization table should be read in conjunction with the Predecessor Combined Financial Statements of the Company and the related notes thereto included elsewhere herein. See "Reorganization of the Company," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                                          MARCH 31, 1997
                                                                                            (UNAUDITED)
                                                                                -----------------------------------
                                                                                                         PRO FORMA
                                                                                 ACTUAL     PRO FORMA   AS ADJUSTED
                                                                                ---------  -----------  -----------
                                                                                          (IN THOUSANDS)
Debt:
Current debt:
  Current portion of long-term debt and capital lease obligations.............  $   2,268   $   2,268    $      68
  Current portion of Distribution Notes.......................................                  7,900        7,900
  Distributions payable.......................................................                  7,984        7,984
                                                                                ---------  -----------  -----------
      Total current debt......................................................  $   2,268   $  18,152    $  15,952
                                                                                ---------  -----------  -----------
                                                                                ---------  -----------  -----------
Long-term debt:
  Long-term debt and capital lease obligations less current portion...........  $   5,557   $   5,557    $      --
  Distribution Notes, less current portion....................................                 15,900       15,900
                                                                                ---------  -----------  -----------
      Total long-term debt....................................................      5,557      21,457       15,900
Stockholders' equity:
  Preferred Stock, $.01 par value, 5,000,000 shares authorized; none issued and outstanding...........................................................
  Common Stock, $.01 par value, 40,000,000 shares authorized;       shares
    outstanding pro forma as adjusted(1)......................................                                 123
  Common stock of Constituent Entities........................................         21          21           --
  Additional paid-in capital..................................................         28      (5,518)      33,824
  Retained earnings...........................................................     27,729          --           --
                                                                                ---------  -----------  -----------
                                                                                   27,778      (5,497)      33,947
  Treasury stock, at cost.....................................................       (418)       (418)          --
                                                                                ---------  -----------  -----------
      Total stockholders' equity (deficit)....................................     27,360      (5,915)      33,947
                                                                                ---------  -----------  -----------
      Total capitalization....................................................  $  32,917   $  15,542    $  49,847
                                                                                ---------  -----------  -----------
                                                                                ---------  -----------  -----------


------------------------

(1) Excludes 450,000 shares of Common Stock subject to options to be granted upon consummation of the Offering under the Company's 1997 Long-Term Incentive Plan. See "Management--Long-Term Incentive Plan."

                                    DILUTION


    Purchasers of Common Stock offered hereby will experience an immediate and substantial dilution in the net tangible book value of the Common Stock from the initial public offering price. The pro forma net tangible book value of the Company as of March 31, 1997 was approximately ($5.9) million, or $(.64) per share. "Pro forma net tangible book value" per share represents the pro forma tangible net worth (total tangible assets less total liabilities) of the Company divided by the number of shares of Common Stock outstanding after giving effect to the Reorganization, but before giving effect to the sale of the Common Stock offered hereby. After giving effect to the sale by the Company of the 3,000,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $15.00 per share, less the underwriting discounts and commissions and estimated offering expenses) the pro forma combined net tangible book value of the Company at March 31, 1997 would have been $33.9 million or $2.76 per share. This represents an immediate increase in net tangible book value of $3.40 per share to the Existing Stockholders and an immediate reduction in net tangible book value of $12.24 per share to new investors. Dilution is determined by subtracting the pro forma combined net tangible book value per share after the Offering from the amount of cash paid by a new purchaser for a share of Common Stock. The following table illustrates the dilution described above on a per share basis:



Assumed initial public offering price..........................             $   15.00
  Net tangible book value at March 31, 1997....................       2.94
  Pro forma net tangible book value at March 31, 1997 after
    giving effect to the issuance of the Distribution Notes,
    the recording of a deferred tax asset, and the recording of
    additional distributions...................................       (.64)
                                                                 ---------
  Increase in pro forma net tangible book value attributable to
    new investors..............................................       3.40
Pro forma combined net tangible book value after the
  Offering.....................................................                  2.76
                                                                            ---------
Dilution in net tangible book value to new investors...........             $   12.24
                                                                            ---------
                                                                            ---------



    The following table summarizes on a pro forma basis as of March 31, 1997, the difference between the number of shares of Common Stock purchased from the Company, the total consideration and the average price per share deemed to have been paid by the Existing Stockholders, and by new investors purchasing the shares offered by the Company hereby at the assumed initial public offering price of $15.00 per share:



                                                        SHARES PURCHASED         TOTAL CONSIDERATION       AVERAGE
                                                    -------------------------  ------------------------     PRICE
                                                       NUMBER       PERCENT       AMOUNT       PERCENT    PER SHARE
                                                    ------------  -----------  -------------  ---------  ------------
Existing stockholders.............................     9,300,000        75.6%  $      49,000         .1%  $     .005
New investors.....................................     3,000,000        24.4      45,000,000       99.9        15.00
                                                    ------------       -----   -------------  ---------
      Total.......................................    12,300,000       100.0%  $  45,049,000      100.0%
                                                    ------------       -----   -------------  ---------
                                                    ------------       -----   -------------  ---------

                        SELECTED COMBINED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


    The following table sets forth selected combined financial data for the Company as of the dates and for the periods indicated. The selected combined financial data as of and for the years ended December 31, 1993, 1994, 1995 and 1996 have been derived from audited Predecessor Combined Financial Statements of the Company. The selected combined financial data as of and for the year ended December 31, 1992 and as of and for the three-month periods ended March 31, 1996 and 1997 have been derived from unaudited financial statements of the Company which, in the opinion of management, have been prepared on a basis substantially consistent with the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary to present fairly the information for the period. The results of such interim periods are not necessarily indicative of the results for the full fiscal year. The following table also includes certain unaudited pro forma combined statement of income data for the year ended December 31, 1996 and the three-month period ended March 31, 1997 which give effect to the Reorganization, the Offering, and certain other adjustments as if they had occurred on January 1, 1996. The data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Predecessor Combined Financial Statements and the related notes thereto appearing elsewhere in this Prospectus.


                                                                                                    THREE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                          MARCH 31,
                                      ----------------------------------------------------------  ----------------------
                                         1992        1993        1994        1995        1996       1996        1997
                                      -----------  ---------  ----------  ----------  ----------  ---------  -----------

                                      (UNAUDITED)                                                      (UNAUDITED)
STATEMENT OF INCOME DATA(1):
Net sales...........................   $  54,258   $  74,581  $  109,297  $  152,695  $  191,982  $ $39,896   $  49,683
Cost of goods sold..................      44,958      62,660      91,588     130,645     158,007     32,887      40,631
                                      -----------  ---------  ----------  ----------  ----------  ---------  -----------
Gross profit........................       9,300      11,921      17,709      22,050      33,975      7,009       9,052

Selling, general and administrative
  expenses..........................       7,147       9,714      14,450      18,768(2)     20,954     4,425      4,810
Depreciation and amortization.......         263         361         447         493         674        167         187
                                      -----------  ---------  ----------  ----------  ----------  ---------  -----------
Income from operations..............       1,890       1,846       2,812       2,789      12,347      2,417       4,055

Other income (expense):
  Interest expense..................        (353)       (481)       (710)       (785)       (789)      (154)       (173)
  Other(3)..........................         488         404         454         308         767        492         143
                                      -----------  ---------  ----------  ----------  ----------  ---------  -----------
Income before income taxes and
  cumulative effect of change in
  accounting method.................       2,025       1,769       2,556       2,312      12,325      2,755       4,025

Provision (credit) for income
  taxes.............................         168         160         257         (74)        144         34         141
                                      -----------  ---------  ----------  ----------  ----------  ---------  -----------
Income before cumulative effect of
  change in accounting method.......       1,857       1,609       2,299       2,386      12,181      2,721       3,884
Cumulative effect of change in
  accounting for income taxes.......          --          58          --          --          --         --          --
                                      -----------  ---------  ----------  ----------  ----------  ---------  -----------
Net income..........................   $   1,857   $   1,667  $    2,299  $    2,386  $   12,181  $   2,721   $   3,884
                                      -----------  ---------  ----------  ----------  ----------  ---------  -----------
                                      -----------  ---------  ----------  ----------  ----------  ---------  -----------

                                                                              YEAR ENDED      THREE MONTHS ENDED
                                                                           DECEMBER 31, 1996    MARCH 31, 1997
                                                                           -----------------  -------------------
Pro Forma Information
  (unaudited)(4):
Historical income before income taxes....................................      $  12,325           $   4,025
Pro forma adjustments other than income taxes............................            580                (274)
                                                                                 -------              ------
Pro forma income before provision for income taxes.......................         12,905               3,751
Pro forma provision for income taxes.....................................          5,262               1,530
                                                                                 -------              ------
Pro forma net income.....................................................      $   7,643           $   2,221
                                                                                 -------              ------
                                                                                 -------              ------
Pro forma earnings per share(5)..........................................      $     .73           $     .21
                                                                                 -------              ------
                                                                                 -------              ------
Pro forma common shares outstanding......................................          9,882               9,882
                                                                                 -------              ------
                                                                                 -------              ------


                                                                                                       AT MARCH 31, 1997
                                                               AT DECEMBER 31,                            (UNAUDITED)
                                           -------------------------------------------------------  ------------------------
                                              1992        1993       1994       1995       1996      ACTUAL    PRO FORMA(6)
                                           -----------  ---------  ---------  ---------  ---------  ---------  -------------

                                           (UNAUDITED)
BALANCE SHEET DATA:
Working capital..........................   $   5,921   $   9,014  $  10,845  $   8,914  $  18,522  $  21,295   $     3,920
Total assets.............................      16,108      22,692     29,951     32,670     42,682     46,610        45,119
Total long-term debt, including current
  portion................................       2,345       6,153      8,955      7,302      8,368      7,825        31,625
Total stockholders' equity (deficit).....       5,738       7,405      9,704     12,090     23,476     27,360        (5,915)


------------------------


(1) Prior to the Reorganization, each of the Constituent Entities was treated as an S Corporation and therefore was not subject to federal and, in some cases, state income tax at the corporate level; as a result, income or losses were passed through to the respective stockholders. Accordingly, Predecessor Combined Financial Statements do not include a provision for federal and, in some cases, state income taxes. See Note 8 to the Predecessor Combined Financial Statements and note 4 below.



(2) Includes payment of legal fees and settlement costs in connection with certain litigation with a former licensee in the amount of $1,000,000.



(3) Relates principally to rental income and interest income and $373,000 in payment of a business interruption insurance claim settlement in 1996.



(4) The unaudited pro forma net income for the year ended December 31, 1996 and the three-month period ended March 31, 1997 reflects the Reorganization, the Offering and the following adjustments as if they had occurred on January 1 of each period: (a) a decrease in aggregate compensation from $1,818,000 to $400,000 for the year ended December 31, 1996 and from $126,000 to $100,000 for the three-month period ended March 31, 1997 for two of the Company's executives pursuant to new employment agreements; (b) an increase in interest expense of $1,458,000 for the year ended December 31, 1996 and $417,000 for the three-month period ended March 31, 1997, assuming the issuance of the Distribution Notes; (c) a reduction in interest expense of $789,000 for the year ended December 31, 1996 and $173,000 for the three-month period ended March 31, 1997 assuming the application of proceeds from the Offering to repay all the Company's indebtedness other than the Distribution Notes and capital lease obligations; (d) a reduction in interest income of $169,000 for the year ended December 31, 1996 and $56,000 for the three-month period ended March 31, 1997, assuming the repayment to the Company of loans receivable from stockholders; and (e) an increase in income taxes of $5,118,000 for the year ended December 31, 1996 and $1,389,000 for the three-month period ended March 31, 1997 based upon pro forma pre-tax income as if the Company had been subject to federal and additional state income taxes. See "Reorganization of the Company--Reorganization of the Company," "--Termination of S Corporation Status" and "Management--Employment Agreements."


(5) Pro forma earnings per share is based on 9,300,000 shares of Common Stock outstanding prior to the Offering, increased by the sale of 581,738 shares of Common Stock assuming an initial public offering price of $15.00 per share ($13.58, net of underwriting discounts and commissions and estimated offering expenses), the proceeds of which would be necessary to pay approximately $7,900,000, the current portion of the Distribution Notes. The net income used in the calculation of pro forma earnings per share represents pro forma net income decreased by the interest on debt of $789,000 ($467,000 on an after-tax basis) for the year ended December 31, 1996, and $173,000 ($102,000 on an after-tax basis) for the three-month period ended March 31, 1997.



   Supplementary pro forma earnings per share for the year ended December 31, 1996, and the three-month period ended March 31, 1997 are $.73 and $.21, respectively, based on 9,300,000 shares of Common Stock outstanding prior to the Offering, increased by (a) the sale of 581,738 shares of Common Stock assuming an initial public offering price of $15.00 per share ($13.58, net of underwriting discounts and commissions and estimated offering expenses), the proceeds of which would be necessary to pay approximately $7,900,000, the current portion of the Distribution Notes, and (b) the sale of 571,208 shares of Common Stock assuming an initial public offering price of $15.00 per share ($13.58, net of underwriting discounts and commissions and estimated offering expenses), the proceeds of which would be necessary to repay approximately $7,800,000 in outstanding debt. The net income used in the calculation of supplementary pro forma earnings per share is the pro forma net income of $7,643,000 and $2,221,000 for the year ended December 31, 1996 and the three-month period ended March 31, 1997, respectively.



(6) Pro forma to reflect (i) the Reorganization; (ii) the issuance of the Distribution Notes in the aggregate amount of $23,800,000 (such amount estimated through the date of the Offering) which amount is net of loans receivable from Existing Stockholders of $2,625,000 and anticipated additional distributions of $7,984,000 to be made prior to the Offering; and
    (iii) a deferred tax asset of approximately $1,134,000 which the Company will record concurrently with the Constituent Entities becoming C corporations. See "Reorganization of the Company" and "Certain Related Transactions."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


    This Prospectus contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the 1934 Act. Those statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations; (ii) the Company's financing plans; (iii) the Company's business and growth strategies; (iv) the use of the proceeds to the Company of the Offering; and (v) the declaration and payment of dividends. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The accompanying information contained in this Prospectus, including without limitation the information set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," identifies important factors that would cause such differences.


GENERAL


    The Company is the largest distributor and retailer of brand name premium cigars in the United States. The Company operates in a large and highly fragmented industry characterized by multiple and relatively undeveloped channels of distribution. Over its 27-year history in the cigar industry, the Company has established itself as an important participant in the movement of products from manufacturers to customers. Manufacturers benefit from the Company's ability to perform a number of functions, such as distribution, credit, customer support and marketing, which would otherwise be the responsibility of the manufacturer. Customers benefit from the Company's extensive variety of tobacco products, rapid order fulfillment and advantageous pricing made possible through the Company's volume buying as an importer and distributor. The Company's net sales have grown from $54.3 million in the year ended December 31, 1992 to $192.0 million in the year ended December 31, 1996 and increased from $39.9 million in the first quarter of 1996 to $49.7 million in the first quarter of 1997.



    The Company markets its products through two principal channels of distribution: retail, consisting of the Company's premium cigar direct mail business, six specialty cigar stores (one of which was acquired from a licensee of the Company in April 1997), and two large discount outlet stores; and wholesale, consisting of the wholesale cigar mail order business and wholesale cash-and-carry cigarette operations located within the Company's discount outlet stores. The following table sets forth the Company's sales at the retail and wholesale level by dollar amount and as a percentage of net sales.



                                                      YEAR ENDED DECEMBER 31,
                                  ----------------------------------------------------------------      THREE MONTHS
                                                                                                           ENDED
                                          1994                  1995                  1996             MARCH 31, 1997
                                  --------------------  --------------------  --------------------  --------------------
                                      $          %          $          %          $          %          $          %
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                          ($ IN MILLIONS)                               (UNAUDITED)
Retail operations:
  Direct mail cigars............  $    17.8       16.3% $    26.4       17.3% $    35.5       18.5% $    10.1       20.3%
  Cigar stores..................        9.1        8.3       10.5        6.9       16.2        8.4        4.4        8.9
  Discount outlet stores........       45.0       41.2       52.1       34.1       59.7       31.1       14.4       29.0
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total retail sales........       71.9       65.8       89.0       58.3      111.4       58.0       28.9       58.2
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Wholesale operations:
  Direct mail cigars............       18.4       16.8       25.2       16.5       32.6       17.0        9.3       18.7
  Cash-and-carry cigarettes*....       19.0       17.4       38.5       25.2       48.0       25.0       11.5       23.1
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total wholesale sales.....       37.4       34.2       63.7       41.7       80.6       42.0       20.8       41.8
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total net sales.................  $   109.3      100.0% $   152.7      100.0% $   192.0      100.0% $    49.7      100.0%
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------


------------------------

*   Also includes tobacco and other tobacco related products.

    The Company has built its reputation with customers as a retailer and wholesaler of a wide selection of premium cigars at substantial savings. To leverage its premium cigar business, the Company offers a variety of other tobacco products, including mass market cigars, smokeless and pipe tobacco and tobacco-related accessories. The Company is also a regional distributor and retailer of cigarettes. In addition, the Company sells fragrances and general merchandise primarily through its North Carolina discount outlet stores. The following table sets forth the Company's sales per product category by dollar amount and as a percentage of net sales:


                                                     YEAR ENDED DECEMBER 31,
                                 ----------------------------------------------------------------      THREE MONTHS
                                                                                                          ENDED
                                         1994                  1995                  1996             MARCH 31, 1997
                                 --------------------  --------------------  --------------------  --------------------
                                     $          %          $          %          $          %          $          %
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                         ($ IN MILLIONS)                               (UNAUDITED)
Cigars/Tobacco*................  $    46.9       42.9% $    65.5       42.9% $    93.7       48.8% $    27.7       55.7%
Cigarettes.....................       46.0       42.1       67.1       43.9       78.4       40.8       18.3       36.8
Fragrances.....................        7.8        7.1        8.1        5.3        7.2        3.8        1.3        2.6
Other merchandise..............        8.6        7.9       12.0        7.9       12.7        6.6        2.4        4.9
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total net sales............  $   109.3      100.0% $   152.7      100.0% $   192.0      100.0% $    49.7        100%
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------


------------------------
*   Excludes cigarettes.


    The tobacco industry has been subject to extensive regulation and has recently been subject to numerous proposals seeking to increase such regulation at the federal, state and local levels. In addition, the industry has experienced and is experiencing significant health-related litigation involving tobacco. The content, timing or effect of any such regulation or the amount or resolution of any such litigation cannot be predicted. Any increase in regulatory restrictions and other anti-smoking initiatives could have an adverse effect on the tobacco industry generally and on the Company's operations; consequently, no assurance can be given that the Company's growth in sales volume will continue.


RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the Predecessor Combined Financial Statements and related notes thereto and "Selected Combined Financial Data" appearing elsewhere herein. The following table sets forth, as a percentage of net sales, certain items in the Combined Statements of Income for the periods presented.


                                                                                                THREE MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,           MARCH 31,
                                                              -------------------------------  --------------------
                                                                1994       1995       1996       1996       1997
                                                              ---------  ---------  ---------  ---------  ---------
Revenues:
  Retail sales..............................................       65.8%      58.3%      58.0%      51.5%      58.2%
  Wholesale sales...........................................       34.2       41.7       42.0       48.5       41.8
                                                              ---------  ---------  ---------  ---------  ---------
      Net sales.............................................      100.0      100.0      100.0      100.0      100.0
Cost of goods sold..........................................       83.8       85.6       82.3       82.4       81.8
                                                              ---------  ---------  ---------  ---------  ---------
Gross profit................................................       16.2       14.4       17.7       17.6       18.2
Selling, general and administrative expenses................       13.2       12.3       10.9       11.1        9.7
Depreciation and amortization...............................        0.4        0.3        0.4        0.4        0.4
                                                              ---------  ---------  ---------  ---------  ---------
Income from operations......................................        2.6        1.8        6.4        6.1        8.1
Other income (expense):
  Interest expense..........................................       (0.7)      (0.5)      (0.4)      (0.4)      (0.3)
  Other.....................................................        0.4        0.2        0.4        1.2        0.3
                                                              ---------  ---------  ---------  ---------  ---------
Income before income taxes..................................        2.3        1.5        6.4        6.9        8.1
Provision (credit) for income taxes.........................        0.2       (0.1)       0.1        0.1        0.3
                                                              ---------  ---------  ---------  ---------  ---------
Net income..................................................        2.1%       1.6%       6.3%       6.8%       7.8%
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------

THREE-MONTH PERIOD ENDED MARCH 31, 1997 COMPARED TO THREE-MONTH PERIOD ENDED
  MARCH 31, 1996 (UNAUDITED).



    Net sales were $49.7 million and $39.9 million for the first quarters of 1997 and 1996, respectively, an increase of $9.8 million or 24.5%. Retail sales increased 40.3% to $28.9 million for the first quarter of 1997 from $20.6 million for the first quarter of 1996. The increase in retail sales was due primarily to a $3.7 million, or 58.6%, increase in direct mail cigar sales; a $2.4 million, or 120.0% increase in cigar store sales; and a $2.2 million or 28.4% increase in discount outlet store sales. Wholesale sales increased 7.8% to $20.8 million for the first quarter of 1997 from $19.3 million over the same period in the prior year. The increase in wholesale sales was due primarily to a $2.6 million, or 39.7%, increase in direct mail cigar sales offset by $1.1 million, or 8.9%, decrease in cash-and-carry cigarette sales. The total increase in net sales was attributable to increases in both unit volume and prices, particularly for premium cigars and cigar related products.



    Gross profit was $9.1 million and $7.0 million for the first quarters of 1997 and 1996, respectively, an increase of $2.1 million or 29.1%. The increase in gross profit was due primarily to the increase in premium cigar sales, which have higher profit margins relative to the Company's other products. As a percentage of net sales, gross profit increased to 18.2% for the first quarter of 1997 from 17.6% for the first quarter of 1996, primarily due to an increase in unit volume and prices of higher margin, premium cigars.


    Selling, general and administrative ("SG&A") expenses were $4.8 million and $4.4 million for the first quarters of 1997 and 1996, respectively, an increase of $0.4 million or 8.7%, primarily due to increased staffing and other costs. As a percentage of net sales, SG&A expenses decreased to 9.7% for the first quarter of 1997 from 11.1% for the first quarter of 1996, due primarily to net sales increasing at a greater rate than SG&A expenses.



    Income from operations was $4.1 million and $2.4 million for the first quarters of 1997 and 1996, respectively, an increase of $1.7 million or 67.8%. As a percentage of net sales, income from operations increased to 8.2% for the first quarter of 1997 from 6.1% for the first quarter of 1996, primarily due to the increase in sales of higher margin, premium cigars.



    Interest expense was unchanged at $0.2 million for the first quarters of 1997 and 1996. Other income was $0.1 million and $0.5 million for the first quarters of 1997 and 1996, respectively. Other income for 1996 included $0.4 million from a business interruption insurance claim settlement related to damages suffered at the Company's Whippany location from severe weather conditions.



    As a result of the foregoing, the Company had net income of $3.9 million in the first quarter of 1997, compared to $2.7 million in the first quarter of 1996, an increase of $1.2 million or 42.7%.



YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995.



    Net sales were $192.0 million and $152.7 million in 1996 and 1995, respectively, an increase of $39.3 million or 25.7%. Retail sales increased 25.2% to $111.4 million in 1996 from $89.0 million in 1995. The increase in retail sales was due primarily to a $9.1 million, or 34.5% increase in direct mail cigar sales; a $5.7 million, or 54.3% increase in cigar store sales; and a $7.6 million or 14.6% increase in discount outlet store sales. Wholesale sales increased 26.5% to $80.6 million in 1996 from $63.7 million the prior year. The increase in wholesale sales was due primarily to a $7.4 million, or 29.4% increase in direct mail cigar sales and a $9.5 million, or 24.7% increase in cash-and-carry cigarette sales. The overall increase in net sales was primarily attributable to an increase in the sale of premium cigars and cigar related products. Sales increases were attributable primarily to an increase in unit volume, however 23.8% of such sales growth was attributable to increased prices. The opening of the Company's Whippany specialty cigar store accounted for 5.4% of the sale increase.

    Gross profit was $34.0 million and $22.1 million in 1996 and 1995, respectively, an increase of $11.9 million or 54.1%. The increase in gross profit was due primarily to the increase in cigar sales, which have higher profit margins relative to the Company's other products. As a percentage of net sales, gross profit increased to 17.7% in 1996 from 14.4% in 1995, primarily due to an increase in unit volume and prices of higher margin, premium cigars.



    SG&A expenses were $21.0 million and $18.8 million for 1996 and 1995, respectively, an increase of $2.2 million or 11.6%, primarily due to increased staffing and other costs, including costs related to the relocation and opening of the Company's specialty cigar store and administrative offices in Whippany, New Jersey. SG&A expenses in 1995 included a charge of $1.0 million in connection with legal and settlement costs related to certain litigation with a former licensee. As a percentage of net sales, SG&A expenses decreased to 10.9% in 1996 from 12.3% in 1995, due primarily to net sales increasing at a greater rate than SG&A expenses.



    Income from operations was $12.3 million and $2.8 million in 1996 and 1995, respectively, an increase of $9.5 million. As a percentage of net sales, income from operations increased to 6.4% in 1996 from 1.8% in 1995, primarily due to the increase in sales of high margin, premium cigars.



    Interest expense was unchanged at $0.8 million for 1996 and 1995, as the Company maintained the same level of funded indebtedness. Other income was $0.8 million and $0.3 million in 1996 and 1995, respectively. Other income in 1996 included $0.4 million from a business interruption insurance claim settlement for weather related damage suffered at the Company's Whippany location.



    As a result of the foregoing, the Company had net income of $12.2 million in 1996, compared to $2.4 million in 1995, an increase of $9.8 million.


YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994.


    Net sales were $152.7 million and $109.3 million in 1995 and 1994, respectively, an increase of $43.4 million or 39.7%. Retail sales increased 23.1% to $89.0 million in 1995 from $71.9 million in 1994. The increase in retail sales was due primarily to an $8.6 million, or 48.3%, increase in direct mail cigar sales; a $1.4 million, or 15.4%, increase in cigar store sales; and a $7.1 million, or 15.8%, increase in discount outlet store sales. Wholesale sales increased 70.3% to $63.7 million from $37.4 million in 1994. The increase in wholesale sales was due primarily to a $6.8 million, or 37.0%, increase in direct mail cigar sales and a $19.5 million, or 102.6%, increase in cash-and-carry cigarette sales. The total increase in net sales was a result of increases in unit volume and prices of premium cigars and related products, cigarettes and, to a lesser extent, general merchandise.


    Gross profit was $22.0 million and $17.7 million in 1995 and 1994, respectively, an increase of $4.3 million or 24.5%. The increase in gross profit for 1995 was due in large part to sales increases in premium cigars and cigarettes and, to a lesser extent, sales of general merchandise. As a percentage of net sales, gross profit decreased to 14.4% in 1995 from 16.2% in 1994, primarily due to the impact of greater sales of lower-margin wholesale cigarettes.

    SG&A expenses were $18.8 million and $14.5 million in 1995 and 1994, respectively, an increase of $4.3 million or 29.9%, primarily due to costs related to the improvement of and move to the Company's Whippany, New Jersey location and a charge of $1.0 million in connection with legal and settlement costs in 1995 relating to certain litigation with a former licensee. SG&A expenses decreased as a percentage of net sales to 12.3% in 1995 from 13.2% in 1994, however, primarily due to net sales increasing at a greater rate than SG&A expenses.

    Income from operations remained unchanged at $2.8 million in 1995 and 1994. As a percentage of net sales, income from operations decreased to 1.8% in 1995 from 2.6% in 1994, primarily due to an increase in SG&A expenses and higher sales of lower-margin cigarettes.

    Interest expense increased to $0.8 million in 1995 from $0.7 million in 1994 as moderately higher borrowing was partially offset by lower interest rates. Other income was $0.3 million and $0.5 million in 1995 and 1994, respectively, due to lower rental income offset by an increase in interest income.

    As a result of the foregoing, the Company had net income of $2.4 million in 1995, compared to $2.3 million in 1994.


QUARTERLY RESULTS OF OPERATIONS; SEASONALITY



    The following table sets forth unaudited combined financial data for each of the preceding nine quarters.



                               YEAR ENDED DECEMBER 31, 1995                YEAR ENDED DECEMBER 31, 1996
                        ------------------------------------------  ------------------------------------------   THREE MONTHS
                          FIRST     SECOND      THIRD     FOURTH      FIRST     SECOND      THIRD     FOURTH        ENDED
                         QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER   MARCH 31, 1997
                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  --------------
                                                                    (IN THOUSANDS)
Net sales.............  $  28,902  $  36,518  $  41,531  $  45,744  $  39,896  $  46,530  $  50,856  $  54,700    $   49,683
Gross profit..........      4,145      5,207      6,003      6,695      7,009      8,150      8,890      9,926         9,052
Income (loss) from
  operations..........       (696)       824      1,223      1,438      2,417      3,045      2,935      3,950         4,055
Net income (loss).....       (651)       684      1,077      1,276      2,721      2,845      2,839      3,776         3,884


    The Company historically has experienced and expects to continue to experience certain seasonal fluctuations in its sales and net income. The Company generally has experienced increases in sales and net income from the summer vacation season through the Christmas holiday season. The Company expects this seasonality to continue for the foreseeable future. The Company's quarterly results of operations may also fluctuate as a result of a variety of factors, including the timing of store expansions, relocations and new store openings and the net sales contributed by such stores.

LIQUIDITY AND CAPITAL RESOURCES


    The Company historically has financed its business through internally generated funds, bank debt and loans from certain of the Existing Stockholders. The Company's net cash provided by operating activities was $2.9 million for the three-month period ended March 31, 1997. Net cash used in investing activities during such period was $0.7 million, and net cash used in financing activities was $0.5 million, primarily for repayment of debt.



    The Company's net cash provided by operating activities was $9.2 million for fiscal 1996. Net cash used in investing activities was $4.1 million during such period of which $2.9 million was related to construction of the Company's Whippany headquarters, warehouse facilities and retail store. Net cash used in financing activities was $2.2 million in fiscal 1996, primarily for repayment of debt.



    At March 31, 1997, the Company had working capital of $21.3 million compared to $18.5 million at December 31, 1996. Working capital at March 31, 1997 includes cash of $7.7 million, accounts receivable of $1.7 million, $20.3 million of inventory and $11.4 million of accounts payable and accrued expenses.



    At March 31, 1997, the Company had three long-term notes payable to a bank totaling $5.3 million issued pursuant to an Amended and Restated Credit Agreement (the "Credit Agreement"). The three notes, which bear interest at rates of 6.6%, 8.25% and 7.5% per annum, respectively, had outstanding balances at March 31, 1997 of $1.4 million, $1.2 million and $2.7 million, respectively, and mature in August 1998, September 1999 and May 2003, respectively. The Company also has available under the Credit Agreement a $4.0 million line of credit, which expires on June 30, 1997, with borrowings thereunder accruing interest at the bank's base rate less 0.5% or the London Interbank Offered Rate ("LIBOR") plus 2.0%. At March 31, 1997, the Company had no borrowings under this line of credit. The Credit Agreement contains certain affirmative covenants, including that the Company maintain specific minimum financial ratios and minimum levels of inventory, and various negative covenants, including prohibitions, subject to certain limitations, against (i) capital expenditures in excess of $0.3 million per year, (ii) incurrence of any additional indebtedness other than accounts payable and those created in the ordinary course of business, (iii) the declaration or payment of dividends, (iv) the acquisition of assets of any entity and (v) the consolidation or merger with any entity. Borrowings under the line of credit and the notes payable are secured by all of the Company's accounts receivable and certain inventory, furniture and fixtures and are personally guaranteed by certain of the Existing Stockholders in an amount up to $1.0 million in the aggregate. The notes will be repaid with the proceeds of the Offering and the Credit Agreement will terminate.



    The Company intends to enter into a new credit agreement to provide working capital and to fund other general corporate purposes and has obtained a commitment letter from Summit Bank to fund, subject to the consummation of the Offering, a $15.0 million short-term unsecured line of credit at either the bank's base rate minus 50 basis points or 150 basis points over LIBOR, at the Company's option.



    At March 31, 1997, the Company had a mortgage in the amount of $2.0 million, with a fixed interest rate of 8.25%, secured by certain property, equipment and improvements at the Whippany location. The Company also had a mortgage in the amount of $0.4 million at March 31, 1997, with interest floating at the bank's prime rate (8.25% at March 31, 1997), which is secured by certain property, equipment and improvements at one of the Company's discount outlet stores. These mortgages mature in October 2001 and December 1998, respectively. In addition, at March 31, 1997, the Company had outstanding notes issued to a former stockholder of the Company in the aggregate amount of $97,000, of which $67,000 is payable in monthly installments through December 1997 and $30,000 is payable in monthly installments through April 1998. Such notes accrue interest at 12% per annum. Each of the aforementioned mortgages and notes will be repaid with the proceeds of the Offering. See "Certain Related Transactions."



    As part of its growth strategy over the next 18 months, the Company intends to relocate, remodel and/ or enlarge five existing specialty cigar stores and open a new cigar store. Over the same period, the Company also intends to expand retail space at its existing discount outlet stores, open a new discount outlet store and add an additional cigarette cash-and-carry operation within that discount outlet store. The Company currently estimates that its capital expenditures relating to its expansion plans (exclusive of inventory costs) will total approximately $7.5 million in 1997 and $7.0 million in 1998, depending upon a number of factors, including the number and size of any such facilities, and the availability of project related financing.


    The Company believes that the proceeds of the Offering, together with internally generated funds and amounts available under lines of credit, will provide sufficient cash to meet the Company's capital and other cash requirements for the foreseeable future.

                                    BUSINESS

GENERAL


    800-JR CIGAR is the largest distributor and retailer of brand name premium cigars in the United States. The Company's primary products consist of premium cigars, mass market cigars and cigarettes which are distributed to retail and wholesale customers. The Company's highest gross margins are generated from the sale of premium cigars (imported, hand-made and hand-rolled cigars made with long filler and all natural tobacco leaf) and, as such, it has targeted premium cigars as its primary growth vehicle. The Company's premium cigars consist of approximately 150 brands, of which 43 are the Company's proprietary brands. Among the Company's proprietary products are nationally recognized brands such as Belinda-Registered Trademark-, Casa Blanca-Registered Trademark-, El Rey del Mundo-Registered Trademark-, 5 Star Seconds-Registered Trademark-, Jose Marti-TM-, J-R Alternative-Registered Trademark-, J-R Ultimate-Registered Trademark-, La Finca-Registered Trademark-, Rosa Cuba-TM- and Santa Clara-Registered Trademark-.



    The Company believes that its success is due, in part, to its ability to purchase in large quantities from a broad range of suppliers, thereby serving its retail and wholesale customers as the leading source for competitively priced, high-quality, nationally branded and proprietary branded premium cigars and other tobacco products. The Company is the largest customer for many of the world's leading cigar manufacturers, including Consolidated Cigar Holdings Inc. ("Consolidated Cigar"), General Cigar Holdings ("General Cigar"), Swisher International Group, Inc. ("Swisher") and Villazon & Company Inc. ("Villazon"). The Company's strong relationship with these manufacturers allows for advantageous supplies of desirable brand name cigars and for significant purchasing power. The Company's net sales have increased at a compound annual growth rate of 37.1%, from $54.3 million in 1992 to $192.0 million in 1996. For the year ended December 31, 1996, sales of cigars and tobacco products, other than cigarettes, totaled $93.7 million, or 48.8% of net sales, and represented 77.6% of the Company's total gross profit. The cigarette products sold by the Company consist of all major brands produced by the leading U.S. cigarette manufacturers. Cigarette sales represented $78.4 million, or 40.8% of net sales, during the year ended December 31, 1996. The Company also offers a variety of discounted general merchandise, including fragrances and apparel, through its stores. For the year ended December 31, 1996, sales of such non-tobacco products totaled $19.9 million, or 10.4% of net sales.



    The Company markets tobacco products on a retail basis throughout the United States by direct mail and through six specialty cigar stores and two large discount outlet stores. Its mail order catalog provides one of the largest selections of high quality premium cigars at substantial savings, and management believes that its mail order sales are the largest among the world's catalog retailers of cigars. The Company's six specialty cigar stores feature a broad selection of premium cigars, and serve as destination stores for customers seeking high quality products at competitive prices. During 1996, the Company opened an 8,200 square foot award-winning upscale specialty cigar store in Whippany, New Jersey, which achieved over $6.6 million in sales in its first full year of operation. The Company intends to incorporate certain characteristics of the Whippany location in its expansion plans for existing store renovations and new store openings. The Company's two large discount outlet stores are located on major interstate highways in North Carolina, a "tobacco-friendly" state with lower tobacco excise taxes relative to other eastern states. The discount outlet stores capitalize upon the draw of tobacco products, particularly premium cigars and cigarettes, to market a variety of discounted general merchandise. The Company achieved $111.4 million in total retail sales for the year ended December 31, 1996, representing 58.0% of net sales.



    The Company's wholesale activities consist predominantly of catalog sales of premium cigars and sales of cigarettes through cash-and-carry operations which are located at the Company's two discount outlet stores. Added sales generated by the Company's wholesale operations enable the Company to earn significant discounts on large volume purchases of cigars and related products, and provide the Company with flexibility to determine the amount, timing and channel of distribution by which it will most profitably sell its tobacco products. The Company's wholesale customers include approximately 8,000 smoke shops, restaurants, taverns, liquor stores and other retail outlets and wholesale distributors throughout the United States. The Company achieved $80.6 million in wholesale sales for the year ended December 31, 1996, representing 42.0% of net sales.


MARKET OVERVIEW

    The Company is well known for its cigar business, principally for the sale of premium cigars at discounted prices. Associated sales of other discounted products, including cigarettes, general merchandise, fragrances, apparel and other tobacco related products benefit from this recognition. The Company has built its growth strategy upon its reputation as the leading distributor of premium cigars in the United States.


    The Company believes that there is an increasing market for cigars generally and for premium cigars in particular. After declining from its peak in 1964 to its low in 1993, unit sales of cigars increased from 3.4 billion units in 1993 to 4.5 billion units in 1996. Unit sales of premium cigars, which had remained essentially flat from 1981 to 1993, increased from 110.0 million units in 1993 to an estimated 274.3 million units in 1996, increasing at a compound annual growth rate of 35.6%. Unit sales of mass market large cigars increased from 2.1 billion units in 1993 to an estimated 2.9 billion units in 1996, increasing at a compound annual growth rate of 11.3%. Based upon industry sources, including the Cigar Association of America, the total market for cigars in the United States is estimated to have been approximately $1.25 billion in 1996.



    The Company believes that this increase in cigar sales is the result of a number of factors, including (i) the emergence of cigars as an affordable "luxury good" and status symbol, (ii) an increase in the number of adults over the age of 40 (a demographic group believed to smoke more premium cigars than any other segment of the population), (iii) the appeal to an expanding base of younger, highly educated, professional adults with a growing interest in luxury goods, (iv) the proliferation of bars, clubs and other establishments in which premium cigar smoking is encouraged and (v) an improved image of cigar smoking resulting from increased publicity, including the success of CIGAR AFICIONADO and SMOKE magazines and the increased visibility of smoking by celebrities.



    Although cigarette shipments in the United States have declined at an average rate of 1% to 2% per year for the past several years, the Company believes that the comparatively low price of cigarettes in the tobacco-friendly states in which its discount outlet stores are and will be located will remain a popular draw for travelers on the interstate highways.


BUSINESS STRATEGY


    The Company's principal objective is to enhance its position as the leading retailer and distributor of a full line of premium and mass market large cigars. The Company believes that its success is due, in part, to its ability to purchase in large quantities from a broad range of suppliers, thereby serving its retail and wholesale customers as the leading source for competitively priced, high quality, nationally branded and proprietary brand tobacco products. The principal elements of this business strategy include:


    OFFERING A BROAD PRODUCT SELECTION. The Company distinguishes itself from its competition by offering its customers an unmatched selection of products, including over 200 brands of premium and mass market cigars. Manufacturers represented by the Company include Consolidated Cigar, General Cigar, Swisher and Villazon, among others. The Company believes this strategy is critical to its success, as retail customers are able to choose products ranging in price, quality and name-recognition while wholesale customers are able to satisfy substantially all of their supply needs from a single source.

    PROVIDING VALUE PRICES. The Company's significant buying and selling power enable it to earn volume discounts on purchases from vendors, and to pass a portion of those savings on to customers in the form of discounted prices. In addition, the Company markets an extensive selection of value-priced, private label premium cigars under the J-R Alternative-Registered Trademark- brands, which the Company believes compare favorably to nationally branded cigars which generally sell at substantially higher prices.


    LEVERAGING LONG-STANDING RELATIONSHIPS WITH MANUFACTURERS. With over 25 years of experience in the cigar industry, the Company has developed strong, long-standing relationships with cigar manufacturers and has secured a reputation as the leading distributor of brand name premium cigars in the United States. The Company believes that its present and future ability to obtain an advantageous supply of desirable brand name cigars in an industry recently characterized by shortages has been due in part to the strength of these relationships.


    BUILDING UPON LEADING PROPRIETARY CIGAR BRANDS. The Company's J-R line of cigars includes 43 premium brands and four mass market brands. Many of the Company's proprietary premium cigars, such as Belinda-Registered Trademark-, Casa Blanca-Registered Trademark-, El Rey del Mundo-Registered Trademark-, 5 Star Seconds-Registered Trademark-, Jose Marti-TM-, J-R Alternative-Registered Trademark-, J-R Ultimate-Registered Trademark-, La Finca-Registered Trademark-, Rosa Cuba-TM- and Santa Clara-Registered Trademark-, have gained national prominence and have achieved high ratings from CIGAR AFICIONADO magazine. Generally, sales of its proprietary cigars generate the Company's highest gross margins. Consequently, sales of such products enable the Company opportunistically to sell non-proprietary brands at lower prices while maintaining targeted gross profit margins for its total premium cigar business. The Company intends to leverage its advantageous supply and pricing position to attract new wholesale and retail customers and increase sales to existing customers for its proprietary brands.


    LEVERAGING MULTIPLE CHANNELS OF DISTRIBUTION. The Company maintains distinct competitive advantages by operating retail and wholesale distribution channels. In the highly fragmented cigar industry, the breadth of the Company's distribution network has rendered it an important contributor in the efficient movement of products from the manufacturer to the end-user. Manufacturers benefit from the Company's ability to perform a number of functions, such as distribution, credit, customer support and marketing, which would otherwise be the responsibility of the manufacturer. Customers benefit from the Company's extensive variety of tobacco products, rapid order fulfillment and advantageous pricing made possible through volume buying as a direct importer and distributor. By operating in multiple distribution channels, the Company is able to determine the amount, timing and manner by which it will most profitably sell its tobacco products.


    EMPHASIZING CUSTOMER SERVICE. Direct mail and store sales personnel are trained to educate customers on the relative merits of cigar products, and to assist customers in making informed purchasing decisions. The Company believes that this practice has earned it a widely-held reputation for honesty and integrity which has resulted in a significant level of customer retention. The Company believes that the strength of its customer relationships provides it with a distinct competitive advantage.

GROWTH STRATEGY

    The Company's growth strategy is designed to capitalize on its competitive strengths and the recent growth in the cigar industry. The principal elements of the Company's growth strategy include:

    INCREASING PENETRATION OF RETAIL MARKET. The Company plans to increase retail sales of its products by: (i) expanding its direct mail capabilities and increasing catalog circulation; (ii) relocating and refurbishing existing stores while opening new specialty cigar stores; and (iii) opening new discount outlet stores opportunistically and expanding retail square selling space at its existing discount outlet stores.

        EXPANDING AND STRENGTHENING DIRECT MAIL OPERATIONS. The Company intends to take advantage of the anticipated increase in demand for and supply of premium cigars by increasing its customer base through expanded circulation of its retail catalogs during 1997 and 1998. In addition, the Company is funding projects to enhance the Company's graphics and information systems and plans to expand shipping facilities and telemarketing capabilities to accommodate growth in sales volume.

        RELOCATING, REDESIGNING AND EXPANDING EXISTING STORES. During 1996, the Company opened an award-winning upscale specialty cigar store in Whippany, New Jersey, which achieved over $5.0 million in sales in its initial nine months of operation. Building upon the success of the Whippany store, the Company plans to relocate, remodel and/or expand two of its existing specialty cigar stores during the second half of 1997. In 1998, the Company plans to open at least one new specialty cigar store in a major metropolitan area and to relocate, remodel and expand its two remaining specialty cigar stores.



        EXPANDING AND OPENING LARGE DISCOUNT OUTLET STORES. The Company plans to increase sales at its existing discount outlet stores by expanding its Selma store by 22,000 square feet by the end of 1997 and by converting the 25,000 square feet currently devoted to warehouse and shipping at its Statesville store into additional retail selling space during 1998. In addition, during 1998 the Company plans to either construct a new shipping and warehouse facility in Statesville or to relocate such facility to a new discount outlet store scheduled to open in 1998.


    INCREASING PENETRATION OF WHOLESALE MARKET. The Company plans to increase penetration of the wholesale market by (i) increasing distribution of its wholesale cigar catalog and expanding the range of tobacco-related products it offers and (ii) adding an additional cigarette cash-and-carry operation.

        EXPANDING AND STRENGTHENING WHOLESALE CIGAR BUSINESS. The Company plans to grow its wholesale cigar business by increasing circulation of its wholesale catalog, increasing its average wholesale order size by offering a greater variety of tobacco-related products and establishing dedicated sources of supply, thereby limiting supply shortages.

        ADDING AN ADDITIONAL CIGARETTE CASH-AND-CARRY OPERATION. The Company intends to open an additional cigarette cash-and-carry operation within a new discount outlet store scheduled to open during the second half of 1998 in a "tobacco-friendly" state in the southeastern United States.


    INCREASING DEDICATED SOURCES OF SUPPLY. Successfully implementing the Company's retail and wholesale strategies depends upon an increasing supply of premium cigars. The Company believes that the recent shortages of premium cigars have enabled it to establish an industry-wide reputation as a leading source of cigar products. In addition to the Company's strong relationship with major manufacturers of branded premium cigars, the Company has directly or indirectly entered into agreements with Nicaraguan-American Tobacco Sociedad Anonima, S.A. ("NATSA") and Tabacalera Nacional Dominicana, S.A. ("TANDSA"), affiliated entities which own and operate cigar manufacturing facilities in Nicaragua and the Dominican Republic, respectively, for the production of the Company's own brand name premium cigars. The Company expects that NATSA and TANDSA together will produce 60,000 of the Company's cigars per day, representing approximately 30% of the Company's premium cigar requirements.



    INCREASING PRESENCE IN MASS MARKET LARGE CIGARS. The Company believes the cigar market is characterized by shortages of name brand premium cigars. As a response to this shortage, the Company intends to increase its presence in the growing mass market large cigar segment, which includes machine-made cigars, such as White Owl-Registered Trademark- and Dutch Masters-Registered Trademark-. While the Company's competitors seek to purchase only premium cigars from the major manufacturers such as General Cigar, Consolidated Cigar and Swisher, management believes increased purchases of mass market large cigars from these manufacturers will give the Company a relative buying advantage.


MARKETING AND DISTRIBUTION
    RETAIL OPERATIONS


    The Company's retail operations are comprised of a premium cigar direct mail operation through which the Company markets a variety of cigars and tobacco related products, four specialty cigar stores in the New York metropolitan area, one outside of Detroit, Michigan, and one in Washington, D.C., and two discount outlet stores in North Carolina. Sales generated by the Company's retail business increased 25.2% to $111.4 million for the year ended December 31, 1996, representing 58.0% of net sales, compared to $89.0 million for the year ended December 31, 1995, representing 58.3% of net sales.



    DIRECT MAIL. For over 25 years, the Company has marketed a wide variety of premium cigars (including its own brand names) and tobacco related products to an extensive proprietary mail order list of regular customers. Management utilizes its mail order catalog as its primary advertising vehicle. Each glossy, color catalog is replete with humorous asides and anecdotes written by Lew Rothman, the Company's President and Chief Executive Officer, who views the retail catalog as a means of personally communicating with the Company's established customer base. The catalog frequently highlights the Company's proprietary cigars and changes its product offerings and featured specials with each issue. On average, each catalog offers 20 different brands of cigars from six different countries; however, by dialing 1-800-JR-CIGAR, a customer can order any cigar or tobacco accessory carried by the Company. In the event that the Company does not have a product in stock, a customer may place an order to ship on arrival, or one of 71 knowledgeable telemarketers may direct the customer to similar products using the Company's sophisticated database. See "--Employees." The Company's average order size is over $100. The Company intends to increase the frequency and circulation of its mail order catalog and introduce its own website during 1997 as an additional means of advertising. Retail mail order sales increased 34.5% to $35.5 million for the year ended December 31, 1996, representing 18.5% of net sales, compared to $26.4 million for the year ended December 31, 1995, representing 17.3% of net sales.



    SPECIALTY CIGAR STORES. The Company currently operates six specialty cigar stores. The Company's strategy is to: (i) locate its stores in densely populated, highly trafficked areas where demand for premium cigars is high; (ii) maintain exceptional inventories of premium cigars and a limited inventory of complementary items; and (iii) maintain fully humidified and climate-controlled stores to ensure freshness. Comparable store sales increases were 53.1%, 16.4% and 5.9%, respectively, for the years ended December 31, 1996, 1995 and 1994. The Company's Whippany store was relocated and enlarged in 1996, and is not included in the comparable store sales increase for the year ended December 31, 1996 nor is the Company's Washington, D.C. store which was acquired from a licensee of the Company in April 1997. Building upon the success of the Whippany store, the Company plans to relocate, enlarge and/or remodel its other cigar stores. Sales generated by the Company's specialty cigar stores increased 54.3% to $16.2 million for the year ended December 31, 1996, representing 8.4% of the Company's net sales, compared to $10.5 million for the year ended December 31, 1995, representing 6.9% of net sales.



    DISCOUNT OUTLET STORES. The Company operates two large discount outlet stores. The Company's strategy for discount outlet store success is to: (i) strategically locate its stores on interstate highways; (ii) leverage the Company's reputation for quality cigars and cigarettes at discount prices; and
(iii) offer a broad and changing product mix to encourage multiple purchases. An important factor contributing to its success is its status as a licensed cigarette distributor in North Carolina for the major U.S. cigarette manufacturers. Comparable store sales increases were 14.6%, 15.8% and 6.1%, respectively, for the years ended December 31, 1996, 1995 and 1994. The Company's Statesville store was opened in September 1993, and is not included in the 1994 comparable store sales increase. Each discount outlet store maintains on the premises a wholesale cigarette cash-and-carry operation and a specialty cigar store. Sales generated by the Company's discount outlet stores increased 14.6% to $59.7 million for the year ended December 31, 1996, representing 31.1% of net sales, compared to $52.1 million for the year ended December 31, 1995, representing 34.1% of net sales.


    WHOLESALE OPERATIONS

    Wholesale operations are a major component of the Company' success, enabling it to purchase large quantities of tobacco products, particularly cigars and cigarettes, at favorable prices. Furthermore, these operations contribute to the Company's flexibility to determine the most profitable means of satisfying demand for its products. The Company attributes its competitive advantage over other distributors to: (i) a large quantity and variety of products; (ii) a policy of no minimum order; (iii) convenience through "one-stop shopping;" and
(iv) competitive prices. Sales generated by the Company's wholesale operations increased 26.5% to $80.6 million for the year ended December 31, 1996, representing 42.0% of net sales, compared to $63.7 million for the year ended December 31, 1995, representing 41.7% of net sales.



    CATALOG. The Company's wholesale mail order business focuses on the sale of premium cigars through a comprehensive price list. The catalog offers a wide selection of premium and mass market cigars and is distributed to approximately 8,000 smoke shops, restaurants, taverns, liquor stores and other retail outlets throughout the United States. Wholesale catalog sales increased 29.4% to $32.6 million in the year ended December 31, 1996, representing 17.0% of net sales, compared to $25.2 million for the year ended December 31, 1995, representing 16.5% of net sales.



    CASH-AND-CARRY. The Company's cash-and-carry wholesale operations are conducted on a walk-in basis at its discount outlet stores. Through these operations, the Company sells a wide variety of premium, generic and deep discount label cigarettes and, to a lesser extent, mass market cigars and smokeless and pipe tobaccos. The Company's cash-and-carry sales increased 24.7% to $48.0 million in the year ended December 31, 1996, representing 25.0% of net sales, compared to $38.5 million for the year ended December 31, 1995, representing 25.2% of net sales.


PRODUCTS
    CIGARS AND OTHER TOBACCO PRODUCTS


    Sales of premium and mass market cigars and other tobacco products increased 43.1% to $93.7 million for the year ended December 31, 1996, accounting for 48.8% of net sales, compared to $65.5 million for the year ended December 31, 1995, representing 42.9% of net sales.



    PREMIUM CIGARS. Premium cigars are generally imported, hand-made or hand-rolled cigars made with long filler and all natural tobacco leaf. Unit sales of premium cigars in the United States increased by 14.5%, 30.5% and 66.3% in 1994, 1995 and 1996, respectively. The Dominican Republic, Honduras and Jamaica collectively accounted for approximately 81.0% of premium cigars imported into the United States in 1996. Approximately 90% of the cigars sold by the Company by dollar volume are premium cigars.


    The Company sells approximately 150 brands of premium cigars, of which 43 are the Company's proprietary brands. The Company ranks as the largest single customer of many of the world's leading cigar manufacturers for premium cigars. Sales of the Company's proprietary cigars historically represented approximately 45% of the Company's total gross dollar cigar sales. The Company offers most of its premium cigars at discounts ranging from approximately 20% to 60% off of manufacturers' suggested retail prices.


    The Company believes that its proprietary premium cigars offer excellent quality at affordable prices. These products are manufactured in Honduras, the Dominican Republic, Nicaragua, Mexico and Jamaica. While premium cigars generally sell at price points ranging up to $12.00 per unit, the Company's proprietary premium cigars are typically sold at prices ranging between $1.75 to $4.00 per unit, with J-R Alternatives selling at price points ranging from $.75 to $1.50 per unit. In addition, the Company holds licenses to distribute exclusively several brands of premium cigars, such as the Belinda and El Rey del Mundo brands. Several of the Company's proprietary cigars, including, among others, El Rey del Mundo, La Finca, Belinda, Casa Blanca, and Santa Clara, have received among the highest ratings from CIGAR AFICIONADO magazine. The Company expects to launch two new premium cigar brands during the third quarter of 1997:
Remedios, which will be produced in the Canary Islands, and La Trinidad, which will be produced in the Dominican Republic.

    The following list identifies brands of premium cigars manufactured for the Company by country of origin:


HONDURAS..............  Belinda, Chivis, Consuegra, El Rey del Mundo, Honduran
                        Specials, J-R Alternative, J-R Ultimate, Jose Marti, La Finca,
                        Lew's Smokers, Maria Mancini, Mocha, Mocha Supreme, de Tena y
                        Vega, Vintage Hondurans.

DOMINICAN REPUBLIC....  Casa Blanca, Casa Blanca Reserve, Dominican Estates, Five
                        Star, 5 Star Seconds, J-R Alternative, J-R Special Caribbean,
                        J-R Special Corona, J-R Special Jamaicans, Jose Marti, Matasa
                        Seconds, Quorum, Royal Dominicana.

NICARAGUA.............  Jose Marti, La Finca, Rosa Cuba, Villar y Villar.

MEXICO................  Mocambo, Santa Clara, Shane.

JAMAICA...............  J-R Alternative, Whitehall.

PHILIPPINES...........  Harrows.

SPAIN.................  La Fama.

IRELAND...............  Mocambo Cigarillos.


    MASS MARKET LARGE CIGARS. Mass market large cigars generally are domestic, machine-made cigars that use less expensive short filler tobacco and are made with homogenized tobacco binders and either homogenized sheet wrappers or natural leaf wrappers. Unit sales of mass market large cigars in the United States decreased by 4.3% in 1993 and increased by 9.0% in 1994, 8.6% in 1995 and an estimated 11.4% in 1996. Unit sales of more expensive mass market large cigars using natural leaf wrappers, such as those sold by the Company, increased by 12.9% in 1995.

    The Company sells approximately 75 mass market large cigars, including Garcia y Vega-Registered Trademark-, White Owl-Registered Trademark-, Tiparillo-Registered Trademark- and Dutch Masters-Registered Trademark-, as well as four brands of its own mass market large cigars. The Company's own mass market large cigars sell at prices as low as $.50 per unit. These products are manufactured for the Company in the United States and are sold under the brand names Garcia Grande, Henry IV, J-R Famous and Mr. B.

    SMOKELESS AND PIPE TOBACCO. The Company sells moist snuff, loose leaf chewing tobacco, dry snuff, pipe tobacco and a variety of other related tobacco products.

    TOBACCO ACCESSORIES. The Company sells a wide variety of tobacco accessories, including, among other things, humidors, cigar cutters, pipes, disposable lighters, cigar cases and ashtrays. While a small component of the Company's overall business, sales of these products enable the Company to serve as a one-stop shop for its customers.

    CIGARETTES


    The Company purchases its cigarettes from major manufacturers for resale in its discount outlet stores and from distributors for resale in certain of its cigar stores, including brands such as Marlboro and Winston and discount labels such as Basic and GPC. The availability of discount cigarettes generates substantial customer traffic at the Company's two discount outlet stores. For the year ended December 31, 1996, cigarette sales at the discount outlet stores totaled $33.9 million. Overall cigarette sales increased 16.8% to $78.4 million in the year ended December 31, 1996, representing 40.8% of net sales, compared to $67.1 million for the year ended December 31, 1995, representing 43.9% of net sales.

    FRAGRANCES AND OTHER MERCHANDISE


    The Company purchases a wide variety of designer fragrances and specialty goods from distributors for resale in its discount outlet stores and, to a lesser extent, its specialty cigar stores. Specialty goods include, among other things, apparel, housewares, gift items and jewelry. The Company offers all such products at discounted prices, with fragrances sold at prices ranging from 20% to 75% off the manufacturers' suggested retail prices. The Company ships fragrances and general merchandise to its specialty cigar stores at targeted times during the year, such as the Christmas holiday season, to increase sales. Sales of fragrances and other merchandise were $19.9 million for the year ended December 31, 1996, representing 10.4% of net sales, compared to $20.1 million for the year ended December 31, 1995, representing 13.2% of net sales.


SOURCES OF SUPPLY; PRODUCTION

    Cigar manufacturers have experienced shortages in raw materials (principally properly aged tobacco) due to increased demand for premium cigars. The Company, therefore, has also experienced shortages in supply and increasing prices. Major manufacturers have recently increased production in an effort to meet this increased demand. The Company purchases cigars from all leading manufacturers including General Cigar, Consolidated Cigar, Swisher, Villazon, Tabacalera A. Fuente, Plasencia and others. The Company believes that the quality and strength of its business relationships with such manufacturers, developed over a 25-year period, have positioned it to obtain a significant portion of such increased production.


    The Company has directly or indirectly entered into supply agreements with NATSA and TANDSA, affiliated entities which own and operate manufacturing facilities in Nicaragua and the Dominican Republic, respectively, to enhance the supply of the Company's own brand name premium cigars. Pursuant to such agreements, NATSA has begun to produce and has agreed to continue to produce products exclusively for the Company and one-third of TANDSA's production, which commenced in May 1997, will be allocated to the Company. The Company expects that, once fully operational, NATSA and TANDSA will produce 50,000 and 10,000 units of premium cigars per day, respectively, and will together represent approximately 30% of the Company's premium cigar requirements. The Company believes that these efforts, as well as those undertaken by the industry's major manufacturers, will enable the Company to continue to implement its growth strategy. However, the Company has not entered into formal contracts with any manufacturer, other than NATSA and TANDSA. See "Certain Related Transactions--Manufacturing Facility Arrangements."


    An important factor in the success of the Company's discount outlet stores has been its status as a licensed cigarette distributor in North Carolina for the major U.S. cigarette manufacturers. As a direct buying account, the Company is eligible to participate in various goal-oriented promotions and to receive display allowances, which enable it to pass substantial savings onto its customers. Another important factor in discount store growth has been the Company's experience in purchasing general merchandise directly from manufacturers and other vendors at prices substantially below those generally paid by conventional retailers. The Company regularly purchases overstocked or overproduced items, including end-of-season and out-of-season merchandise. As a result of the Company's relationships, experience and reputation for prompt payment, many suppliers offer special purchasing opportunities to the Company prior to attempting to dispose of merchandise through other channels.

SALES AND ADVERTISING

    The Company has relied successfully upon the strength of its reputation and word of mouth to achieve steadily increasing sales during years of industry decline as well as industry prosperity. The Company's Chief Executive Officer, Lew Rothman, is a well-known figure in the world of cigars and the Company's products are widely reputed to be of high quality at affordable prices. As such, the Company is frequently featured in articles printed by such publications as CIGAR AFICIONADO, SMOKE, the TOBACCONIST and numerous newspapers. Consequently, the Company has not been required to maintain a sales force or to expend substantial amounts of money to promote its image or its products. Without significant marketing expenditures, the Company is able to pass on savings in the form of lower prices to its customers.

    The Company conducts a limited amount of advertising in local newspapers where its retail stores are located and on highway billboards located within a 20 to 90 mile radius surrounding its discount outlet stores.

INFORMATION SYSTEMS


    Over the past several years, the Company has made a substantial investment in its information systems, which has enabled it to more effectively manage its inventory and sales levels. The Company intends to make additional capital expenditures of approximately $2.0 million from the proceeds of the Offering to upgrade and enhance the capabilities of its systems and to enhance its graphics capabilities. The Company has engaged Computer Generated Solutions Inc. and RMP Computer Science to review the Company's management information systems. In addition, the Company recently introduced its own website as a cost-effective means of advertising.


    Approximately 85% of purchased inventory is bar-coded by the manufacturer, and the remaining inventory is coded alphanumerically by the Company, thus enabling it to track all SKUs on its information systems. The Company's headquarters and warehouse are electronically linked to each discount outlet and cigar store location, enabling management to monitor sales and inventory levels at each location by SKU. As a consequence, the Company is able to identify the best-selling items and to forecast individual product demand. The Company's proprietary software is able to identify low stock situations and to communicate product re-orders directly to the Company's warehouse instantaneously. The Company believes that this capability greatly reduces out-of-stock situations in its retail outlets.

    The Company's information systems have additional capabilities which benefit its retail and wholesale premium cigar direct mail operations. For example, telemarketers employed by MC Management, a management services company providing administrative services to the Company, have access to the Company's information systems. As a result, telemarketers are able to obtain in-stock product information on a real time basis, as well as access a variety of information regarding any cigar in which a customer may be interested, including the cigar's strength, ring size, length, country of origin, wrapper color and price as well as a list of comparable cigars to be recommended if the desired cigar is out of stock. The Company's order entry systems are on-line with all major credit cards, thereby enabling the Company to obtain instant credit checks prior to the release of an order, reducing the Company's bad debt experience.

INTELLECTUAL PROPERTY

    The Company believes its success and ability to compete are dependent to a significant degree on its trademarks and licenses. The Company generally owns its trademarks under which its proprietary cigar brands are sold. The Company has registered its trademarks in the United States and will continue to do so as new trademarks are developed or acquired. The Company owns the following U.S. trademarks: Casa Blanca-Registered Trademark-, Clemenceau-Registered Trademark-, Consuegra-Registered Trademark-, Farach-Registered Trademark-, 5 Star Seconds-Registered Trademark-, Garcia y Garcia-Registered Trademark-, Jeroboam-Registered Trademark-, J-R Ultimate-Registered Trademark-, La Finca-Registered Trademark-, Maria Mancini-Registered Trademark-, Mocambo-Registered Trademark-, Mocha-Registered Trademark-, Perfecto Garcia-Registered Trademark-, Perfecto Garcia Crown Royals-Registered Trademark-, Principales-Registered Trademark-, Quorum-Registered Trademark-, Remedios-Registered Trademark-, Rey del Rey-Registered Trademark-, Reynitas-Registered Trademark-, Robustos de Manuel Zavalla-Registered Trademark-, Santa Clara-Registered Trademark- and Whitehall-Registered Trademark-. The Company has also registered the J-R-Registered Trademark- mark which precedes Company brand names such as J-R Special Caribbean, J-R Special Corona and J-R Special Jamaica. The J-R Alternative-Registered Trademark- brand name, which is used to market cigars that are manufactured for the Company in Jamaica, the Dominican Republic and Honduras, is also a registered trademark of the Company. In addition, the Company has filed trademark applications for the following cigar names: El Secreto del Rio Jagua-TM-, Jose Marti-TM-, Laguito-TM-, LaMeca-TM-, Rectangulares-TM-, Valentinos-TM- and Villar y Villar-TM-. Each of the aforementioned trademarks are valid for ten years from the date of registration with the U.S. Patent and Trademark Office and are subject to renewals. The Company also has licenses with Villazon to exclusively distribute the Belinda-Registered Trademark- and El Rey del Mundo-Registered Trademark- premium cigars brands.


    With regard to its non-tobacco products, the Company also holds a registered trademark for Cigarware-Registered Trademark-, which it intends to use to market a line of clothing, and holds a registered trademark for its direct mail telephone number 1-800-JR-CIGAR-TM-.


COMPETITION

    The Company operates in a large and highly fragmented industry characterized by multiple and relatively undeveloped channels of distribution. Consequently, the Company believes that no single entity competes in all of its lines of business, although several companies compete in one or more of its market segments. The Company faces competition from numerous retail establishments, direct mail retailers and wholesalers.

THE TOBACCO INDUSTRY


    REGULATION. The tobacco industry is subject to regulation at federal, state and local levels. Federal law has recently required states, in order to receive full funding for federal substance abuse block grants, to establish a minimum age of 18 years for the sale of tobacco products, together with an appropriate enforcement program. The recent trend is toward increasing regulation of the tobacco industry, and the increase in popularity of cigars could lead to an increase in regulation of cigars. A variety of bills relating to tobacco issues have been introduced in the United States Congress, including bills that would, if passed, (i) prohibit the advertising and promotion of all tobacco products or restrict or eliminate the deductibility of such advertising expenses; (ii) increase labeling requirements on tobacco products to include, among other things, addiction warnings and lists of additives and toxins; (iii) increase tobacco excise taxes; and (iv) require tobacco companies to pay for health care costs incurred by the federal government in connection with tobacco related diseases. Hearings have been held on certain of these proposals; however, to date, none of such proposals have been passed by Congress.



    In August 1996, the FDA published a final rule on tobacco in the Federal Register in which it announced that nicotine is a drug and that it therefore has jurisdiction over nicotine-delivery products, including cigarettes and smokeless tobacco products, as medical devices. Specifically, the rule prohibits a variety of activities relating to the sale of cigarettes and smokeless tobacco. The provision prohibiting retailers from selling cigarettes, cigarette tobacco or smokeless tobacco to persons under the age of 18, and requiring retailers to check the photographic identification of every person under the age of 27 became effective on February 28, 1997. Other measures are scheduled to go into effect on August 28, 1997 and August 28, 1998. A number of tobacco companies and other entities have filed legal proceedings challenging the FDA's assertion of jurisdiction to regulate tobacco products. On April 25, 1997, the Federal District Court for the Middle District of North Carolina upheld the FDA's jurisdiction to regulate cigarettes and smokeless tobacco as medical devices and to impose restrictions on their sale and distribution to minors, but rejected the agency's restrictions on advertising and promotion. Pending appeal, the court ordered that all restrictions which had gone into effect on February 28, 1997 would remain in full force but held that the agency may not implement any of the additional regulations that were scheduled to take effect on August 28, 1997 or thereafter. This decision is subject to an immediate appeal. Although the Company is unable to predict the outcome of the appeal or its ultimate effect on the consumption of tobacco or on the Company's business and profitability, the FDA rules could, if upheld in court, have a material adverse effect on the operations of the Company. Although these regulations are not currently applicable to cigars, there can be no assurance that these regulations will not be extended to include cigars in the future.

    In addition, the majority of states restrict or prohibit smoking in certain public places and restrict the sale of tobacco products to minors. Local legislative and regulatory bodies have also increasingly moved to curtail smoking by prohibiting smoking in certain buildings or areas or by requiring designated "smoking" areas. Further restrictions of a similar nature could have an adverse effect on the sales or operations of the Company. Numerous proposals also have been considered at the state and local level restricting smoking in certain public areas, regulating point of sale placement and promotion and requiring warning labels.

    Federal law has required health warnings on cigarettes since 1965 and on smokeless tobacco since 1986. Although there is no federal law currently requiring that cigars or pipe tobacco carry such warnings, California has enacted legislation requiring that "clear and reasonable" warnings be given to consumers who are exposed to chemicals known to the state to cause cancer or reproductive toxicity, including tobacco smoke and several of its constituent chemicals. Violations of this law, known as Proposition 65, can result in a civil penalty not to exceed $2,500 per day for each violation. In addition, legislation recently introduced in Massachusetts would, if enacted, require warning labels on cigar boxes. Although similar legislation has been introduced in other states, no action has been taken. There can be no assurance that such legislation introduced in other states will not be passed in the future or that other states will not enact similar legislation. Consideration at both the federal and state level also has been given to consequences of tobacco smoke on others who are not presently smoking (so called "second hand" smoke). There can be no assurance that regulations relating to second hand smoke will not be adopted or that such regulations or related litigation would not have a material adverse effect on the Company's results of operations or financial condition.

    The U.S. Environmental Protection Agency (the "EPA") published a report in January 1993 with respect to the respiratory health effects of second hand smoke, which concluded that widespread exposure to environmental tobacco smoke presents a serious and substantial public health concern. Issuance of the report, which is based primarily on studies of passive cigarette smokers, may lead to further legislation designed to protect non-smokers. Also, a study recently published in the journal SCIENCE reported that a chemical found in cigarette smoke has been found to cause genetic damage in lung cells that is identical to damage observed in many malignant tumors of the lung and, thereby, directly links lung cancer to smoking. The National Cancer Institute also has announced that it will issue a report in 1997 describing research into cigars and health. The study and these reports could affect pending and future tobacco regulation and litigation. See "--Litigation."

    Increased cigar consumption and the publicity such increase has received may increase the risk of additional regulation. There can be no assurance as to the ultimate content, timing or effect of any additional regulation of tobacco products by any federal, state, local or regulatory body, and there can be no assurance that any such legislation or regulation would not have a material adverse effect on the Company's business.

    LITIGATION. Historically, the cigar industry has experienced less health-related litigation than the cigarette and smokeless tobacco industries have experienced.

    Litigation against the cigarette industry has historically been brought by individual cigarette smokers. In 1992, the United States Supreme Court in Cippollone v. Liggett Group, Inc. ruled that federal legislation relating to cigarette labeling requirements preempts claims based on failure to warn consumers about the health hazards of cigarette smoking, but does not preempt claims based on express warranty, misrepresentation, fraud, or conspiracy. To date, individual cigarette smokers' claims against the cigarette industry have been generally unsuccessful. A jury in Florida, however, recently determined that a cigarette manufacturer was negligent in the production and sale of its cigarettes and sold a product that was unreasonably dangerous and defective, awarding the plaintiffs a total of $750,000 in damages.

    Current tobacco litigation generally falls within one of three categories: class actions, individual actions (which have been filed mainly in the State of Florida) or actions brought by individual states generally to recover Medicaid costs allegedly attributable to tobacco-related illnesses. The pending actions allege a broad range of injuries resulting from the use of tobacco products or exposure to tobacco smoke and seek various remedies, including compensatory and, in some cases, punitive damages together with certain types of equitable relief such as the establishment of medical monitoring funds and restitution. The major tobacco companies are vigorously defending these actions.


    In May 1996, the Fifth Circuit Court of Appeals in Castano v. American Tobacco, et al. reversed a Louisiana district court's certification of a nationwide class consisting essentially of nicotine dependent cigarette smokers. Notwithstanding the dismissal, new class actions asserting claims similar to those in Castano have recently been filed in certain states.


    There can be no assurance that there will not be an increase in health-related litigation involving tobacco and health issues against the cigarette industry or similar litigation in the future against the cigar industry. The costs to the Company of defending prolonged litigation and any settlement or successful prosecution of any material health-related litigation against sellers of cigars, cigarettes or smokeless tobacco or suppliers to the tobacco industry could have a material adverse effect on the Company's business.

    EXCISE TAXES. Cigars and pipe tobacco long have been subject to federal, state and local excise taxes, and such taxes have frequently been increased or proposed to be increased, in some cases significantly, to fund various legislative initiatives. The federal excise tax rate on large cigars (weighing more than three pounds per thousand cigars) is 12.75% of the manufacturer's selling price, net of the federal excise tax and certain other exclusions, capped at $30 per thousand cigars.

    In the past, there have been various proposals by the federal government to fund legislative initiatives through increases in federal excise taxes on tobacco products. In 1993, the Clinton Administration proposed a significant increase in excise taxes on cigars, pipe tobacco, cigarettes and other tobacco products to fund the Clinton Administration's health care reform program. The Company believes that the volume of cigars and pipe tobacco sold would have been dramatically reduced if excise taxes were enacted as originally proposed as part of the Clinton Administration's health care reform program. Future enactment of significant increases in excise taxes, such as those initially proposed by the Clinton Administration or other proposals not linked specifically to health care reform, would have a material adverse effect on the business of the Company. The Company is unable to predict the likelihood of the passage or the enactment of future increases in tobacco excise taxes.

    Tobacco products are also subject to certain state and local taxes. Deficit concerns at the state level continue to exert pressure to increase tobacco taxes. The number of states that impose excise taxes on cigars is 42. State cigar excise taxes generally range from 2% to 75% of the wholesale purchase price and are not subject to caps similar to the federal cigar excise tax.

EMPLOYEES


    As of March 31, 1997, the Company had 564 employees, of whom 305 were engaged in sales, eight in finance and administration, 82 in operations and 169 in various part-time and temporary capacities. The Company will be required to hire additional employees on a periodic basis in connection with the construction, and subsequent operation, of future facilities and expanded direct mail operations. The Company considers its relations with its employees to be good.



    Since 1983, various administrative and other services have been performed for the Company by MC Management. Services provided by MC Management include telemarketing, maintenance of banking records, preparation of tax returns, general ledger accounting, processing of account receivables and payables and payroll distributions. As of March 31, 1997, MC Management had 81 employees, including 71 telemarketers involved in retail and wholesale direct mail operations. In anticipation of the Offering, the Company and MC Management will enter into a five-year contract for the continued performance of such services, effective upon consummation of the Offering. See "Certain Related Transactions--Management Services."


LEGAL PROCEEDINGS

    The Company is not presently involved in any legal proceedings which, if determined adversely to the Company, would have a material effect on the Company.

PROPERTIES

    The Company's executive and administrative offices are located in Whippany, New Jersey in a 33,000 sq. ft. building owned by the Company, which includes an 8,200 sq. ft. upscale cigar store of which 1,200 square feet are leased to an affiliate of the Company for operation of the El Rey del Mundo Cigar Bar. See "Certain Related Transactions--Other." The Company owns a 50,000 square foot discount outlet store and a 6,000 square foot specialty cigar store located on nine acres in Selma, North Carolina. The Company plans to expand its Selma facility during 1997 by connecting the specialty cigar store to the main facility, thereby adding 22,000 square feet of retail selling space. The Company also leases the following retail properties:


                                                                                          LEASE            SQUARE
LOCATION                                                                             EXPIRATION DATE       FOOTAGE
--------------------------------------------------------------------------------  ----------------------  ---------
17 E. 45th St., New York, NY....................................................  December 31, 1999           3,000
217 Broadway, New York, NY......................................................  September 30, 1997            900
Rt. 17S, Hasbrouck Heights, NJ..................................................  December 31, 1997           1,600
Rt. 17N, Paramus, NJ............................................................  July 31, 2004               7,545
Newtowne Plaza, Statesville, NC.................................................  December 31, 2004          53,800
Northwestern Highway, Southfield, MI............................................  Month to Month              3,000
1667 K Street, Washington, D.C..................................................  March 31, 1999                850



    The Company expects to relocate, enlarge and/or redesign each of its existing specialty cigar stores as their respective leases expire. In April 1997, the Company entered into a lease of premises in Paramus, New Jersey to which it intends to relocate and renovate its Hasbrouck Heights specialty cigar store. The Company anticipates that this store will open at its new location during the Summer of 1997.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth information concerning each of the directors and executive officers and nominee directors and executive officers of the
Company:


NAME                                             AGE      POSITION
-------------------------------------------      ---      -------------------------------------------
Lew Rothman (1)............................          51   Chief Executive Officer, President and
                                                          Director
LaVonda M. Rothman (1).....................          49   Executive Vice President, Secretary and
                                                          Director
Timothy P. Shannon.........................          51   Chief Financial Officer
Jane Vargas................................          39   Vice President and Director
Maureen A. Colleton(1).....................          57   Director
John Oliva*................................          55   Director
Stephen J. Bloom*..........................          61   Director


------------------------


*   Election effective upon consummation of the Offering.


(1) Member of Nominating Committee.


LEW ROTHMAN has been the President, Chief Executive Officer and a director of the Company since March 1997 and the President, Chief Executive Officer and a director of each of the Constituent Entities since 1970. He graduated from Kansas State Teachers College in 1970 with a BA in Political Science and Geography. He is the author of THE CIGAR ALMANAC and a contributing editor of SMOKE magazine. Lew Rothman and LaVonda M. Rothman are married.



LAVONDA M. ROTHMAN has been the Executive Vice President, Secretary and a director of the Company since March 1997 and the Executive Vice President, Secretary and a director of each of the Constituent Entities since 1970. Lew Rothman and LaVonda M. Rothman are married.


MAUREEN A. COLLETON has been President of MC Management since 1990 and has been a director of the Company since March 1997. She graduated from Brooklyn College in 1960 with a BA in Marketing.

TIMOTHY P. SHANNON has been the Chief Financial Officer of the Company since December 1996. From 1992 to 1996, he was a Vice President and Regional Manager of Fleet Bank N.A., successor to National Westminster Bank (May 1996) and Citizens First National Bank (October 1994). He graduated from St. John's University in 1967 with a BA in Economics and from Fordham University Graduate School in 1974 with an MBA in Finance.

JANE VARGAS has been a Vice President and director of the Company since March 1997 and has been a Vice President of MC Management since 1990. Prior to joining MC Management, Ms. Vargas was an Assistant Vice President for Horizon Bank. She graduated from St. Peter's College in 1980 with a BS in Accounting.


JOHN OLIVA will be elected a director of the Company effective upon the consummation of the Offering. Since 1980, he has been the President and a director of Oliva Tobacco Company, one of the largest tobacco leaf growers in the world. Mr. Oliva graduated from the University of Florida in 1966 with a BS in Industrial Engineering.



STEPHEN J. BLOOM will be elected a director of the Company effective upon the consummation of the Offering. He has been an outside consultant to Philip Morris U.S.A. since April 1993. Mr. Bloom was employed by Philip Morris U.S.A. as Vice President, Corporate Account Sales from January 1986 to April 1989, as Vice President of Trade Development from 1989 to 1991 and as Senior Vice President of Trade Development from 1991 to 1993. From 1958 to 1986, Mr. Bloom was Executive Vice President and Chief Executive Officer of S. Bloom Inc. in Chicago, a tobacco distributing company. Mr. Bloom was elected to the National Association of Tobacco Distributors Hall of Fame in 1985. He graduated from the University of Michigan with a BBA in 1958.



    The Company intends that an additional independent director will be elected upon consummation of the Offering or within 90 days thereafter.


BOARD OF DIRECTORS

    The number of directors on the Board is fixed at seven. The Board is divided into three classes, with each class serving for a term of three years. One class stands for re-election at each annual meeting of stockholders. The Board is composed of two Class I directors (Jane Vargas and one independent director to be elected), two Class II directors (John Oliva and Maureen A. Colleton) and three Class III directors (Lew Rothman, LaVonda M. Rothman and one independent director to be elected) whose terms will expire upon the election and qualification of directors at the annual meetings of stockholders held in 1998, 1999 and 2000, respectively. At each annual meeting of stockholders, directors will be elected by the stockholders of the Company for a full term of three years to succeed those directors whose terms are expiring. Officers are appointed by and serve at the discretion of the Board.

    The Executive Committee of the Board currently consists of three members. Except as otherwise provided by law or by the By-laws of the Company, the Executive Committee may exercise all of the powers and authority of the Board in the management of the Company's business. The current members of the Executive Committee are Lew Rothman, LaVonda M. Rothman and Maureen A. Colleton.


    The Board will establish an Audit Committee which will consist of at least two independent members. The Audit Committee recommends the appointment of auditors and oversees the accounting functions of the Company.


    The Board will establish a Stock Option and Compensation Committee which will consist of at least two members. The Stock Option and Compensation Committee determines officers' salaries and bonuses and administers the grant of stock options and other awards pursuant to the Long-Term Incentive Plan. See "--Executive Compensation--Compensation Committee Insider Participation."

    The Nominating Committee of the Board will consist of three members. The Nominating Committee considers and recommends to the Board nominees for election to the Board. The members of the Nominating Committee will be Lew Rothman, LaVonda M. Rothman and Maureen A. Colleton.

COMPENSATION OF DIRECTORS

    Directors who are employees of the Company will not receive additional compensation for serving as directors. Each director who is not an employee of or otherwise a consultant to the Company will receive an annual retainer fee of $20,000 plus a fee of $900 for attendance at each meeting or committee meeting (unless held on the same day as a Board meeting) of the Board, as well as an automatic stock option grant pursuant to the Company's 1997 Non-Employee Directors' Stock Plan (see description below). All directors of the Company will be reimbursed for out-of-pocket expenses incurred in attending meetings of the Board or committees thereof, and for other expenses incurred in their capacity as directors of the Company.

EXECUTIVE COMPENSATION

    The Company was incorporated in March 1997. Accordingly, no compensation has been paid to any of its executive officers.

    During 1996, Lew Rothman and LaVonda M. Rothman, each of whom were officers of the Constituent Entities, received $158,334 in salary. In addition, both officers received $750,000 in other compensation in partial satisfaction of income tax liabilities relating to his or her allocable portion of S Corporation earnings. No other executive officer received compensation in excess of $100,000 during 1996.

EMPLOYMENT AGREEMENTS

    Each of Lew Rothman, LaVonda M. Rothman, and Jane Vargas has entered into a three-year employment agreement with the Company providing, effective upon the consummation of the Offering, for an annual base salary of $200,000, $200,000 and $105,000, respectively. The agreements also provide that each employee shall be entitled, effective upon the consummation of the Offering, to such medical and other benefits, including insurance and pension plans, as are provided to other executive officers of the Company and to such bonuses as the Board shall determine in its discretion. The agreements also provide that in the event any such officer leaves the employ of the Company during the term of the agreement, he or she agrees not to compete with the Company for a period of two years. The employment agreement between the Company and Ms. Vargas provides for a signing bonus of $500,000. See "Certain Related Transactions."

1997 EMPLOYEE BONUS POOL PLAN

    Prior to the Offering, the Board will vote on the Company's 1997 Employee Bonus Pool Plan (the "Bonus Pool Plan"). Under the terms of the Bonus Pool Plan, the Board may authorize and direct the payment by the Company to such employees of the Company as the Board shall determine in its discretion, and allocate among such employees in such manner as the Board shall determine in its discretion, bonuses for calendar year 1997 that in the aggregate do not exceed 5% of the amount by which the Company's income before income taxes and the effects of any changes in accounting method for calendar year 1997 exceeds the Company's budgeted income before income taxes and the effects of any changes in accounting method for calendar year 1997, as approved by the Board.

1997 LONG-TERM INCENTIVE PLAN


    Prior to the Offering, the Board and Company's stockholders will vote on the Company's 1997 Long-Term Incentive Plan (the "Incentive Plan"). The maximum number of shares of Common Stock that may be subject to outstanding awards may not be greater than 800,000 shares. Awards may be settled in cash, shares, other awards or other property, as determined by the Committee. The number of shares reserved or deliverable under the Incentive Plan and the annual per-participant limit is subject to adjustment in the event of stock splits, stock dividends and other extraordinary corporate events.


    The purpose of the Incentive Plan is to provide executive officers (including directors who also serve as executive officers), key employees, consultants and other service providers with additional incentives by enabling such persons to increase their ownership interests in the Company. Individual awards under the Incentive Plan may take the form of one or more of: (i) either incentive stock options ("ISOs") or non-qualified stock options ("NQSOs"); (ii) stock appreciation rights ("SARs"); (iii) restricted or deferred stock; (iv) dividend equivalents; (v) bonus shares and awards in lieu of Company obligations to pay cash compensation; and (vi) other awards the value of which is based in whole or in part upon the value of the Common Stock. Upon a change of control of the Company (as defined in the Incentive Plan), certain conditions and restrictions relating to an award with respect to the exercisability or settlement of such award will be accelerated.


    The Compensation Committee will administer the Incentive Plan and generally select the individuals who will receive awards and the terms and conditions of those awards (including exercise prices, vesting and forfeiture conditions, performance conditions and periods during which awards will remain outstanding). The number of shares deliverable upon exercise of ISOs is limited to 800,000, provided that shares of Common Stock that are attributable to ISOs that have expired, terminated or been canceled or forfeited or otherwise terminate without delivery of shares are available for issuance or use in connection with future

ISOs. The Incentive Plan also provides that no participant may be granted in any calendar year awards settleable by delivery of more than 500,000 shares, and limits payments under cash-settled awards in any calendar year to an amount equal to the fair market value of that number of shares.

    The Company generally will be entitled to a tax deduction equal to the amount of compensation realized by a participant through awards under the Incentive Plan, except (i) no deduction is permitted in connection with ISOs if the participant holds the shares acquired upon exercise for the required holding periods; and (ii) deductions for some awards could be limited under the $1 million deductibility cap of Section 162(m) of the Internal Revenue Code. This limitation, however, should not apply to awards granted under a plan during a grace period of up to three years following the Offering, and should not apply to certain options, SARs and performance-based awards granted thereafter if the Company complies with certain requirements under Section 162(m).

    The Incentive Plan will remain in effect until terminated by the Board. The Incentive Plan may be amended by the Board without the consent of the stockholders of the Company, except that any amendment, although effective when made, will be subject to stockholder approval if required by any Federal or state law or regulation or by the rules of any stock exchange or automated quotation system on which the Common Stock may then be listed or quoted.


    In connection with the Offering, NQSOs to purchase a total of 450,000 shares of Common Stock of the Company will be granted as follows: 50,000 to Lew Rothman, 50,000 to LaVonda M. Rothman, 35,000 to Jane Vargas, 35,000 to Timothy
P. Shannon, 109,500 to various employees of MC Management (including 35,000 to Maureen A. Colleton), and 170,500 to other employees and consultants of the Company. Each of the foregoing options will have an exercise price per share equal to the initial public offering price. These options will vest generally in three equal installments on each of the first three anniversaries of the Offering subject to acceleration under certain circumstances, and generally will expire on the earlier of 10 years after the date of grant or thirty days after termination of employment. If termination is for cause, all options will terminate immediately.


1997 NON-EMPLOYEE DIRECTORS' STOCK PLAN


    Prior to consummation of the Offering, the Company will adopt and the stockholders will approve the 1997 Non-Employee Directors' Stock Plan (the "Directors' Plan"), which provides for (i) the automatic grant to each non-employee director serving at the commencement of the Offering of an option to purchase 10,000 shares, and (ii) thereafter, the automatic grant to each newly elected non-employee director of an option to purchase 10,000 shares upon such person's initial election as a director; provided, however, that the number of options which may be granted to newly elected non-employee directors upon such person's initial election after the commencement of the Offering may be altered by the Board. A total of 100,000 shares are reserved for issuance under the Directors' Plan. The number of shares reserved, as well as the number to be subject to automatically granted options, will be adjusted in the event of stock splits, stock dividends and other extraordinary corporate events.


    Options granted under the Directors' Plan will have an exercise price per share equal to the fair market value of a share at the date of grant. Options will expire at the earlier of 10 years from the date of grant or 90 days after termination of service as a director. Options will vest and become exercisable ratably, 20% per year, over the five-year period following the date of grant of the options, subject to acceleration by the Board. In the event of a change in control of the Company prior to normal vesting, all options not already exercisable would become fully vested and exercisable under the Directors' Plan (a non-employee director's death would also cause immediate vesting of his or her non-vested options). In addition, the Directors' Plan permits non-employee directors to elect to receive, in lieu of cash directors' fees, nonforfeitable shares or nonforfeitable credits representing "deferred shares" settleable at future dates, as elected by the director. The number of shares or "deferred shares" received will be equal to the number of shares which, at the date the fees would otherwise be payable, will have an aggregate fair market value equal to the amount of such fees. Each "deferred share" will be settled by delivery of a share of Common Stock at such time as may have been elected by the director prior to the deferral.

OTHER PLANS


    Prior to consummation of the Offering, the Company will adopt and the stockholders will approve, the 1997 Employee Stock Purchase Plan, to be effective on July 1, 1997. This plan will permit eligible employees of the Company and its subsidiaries (generally all full-time employees who have completed one year of service) to purchase shares of Common Stock at a discount. Employees who elect to participate will have amounts withheld through payroll deduction during six-month purchase periods. At the end of each purchase period, accumulated payroll deductions will be used to purchase stock at a price equal to 85% of the market price at the beginning of the period or the end of the period, whichever is lower. Stock purchased under the plan will be subject to a six-month holding period. The Company has reserved 300,000 shares of Common Stock for issuance under this plan.



    The Company also intends to adopt a "401(k)" plan shortly after consummation of the Offering. This plan will allow eligible employees of the Company and its subsidiaries to contribute to the plan on a pre-tax basis. The Company may also make discretionary contributions based on the performance of the Company. It is anticipated that discretionary contributions will be invested in shares of Common Stock, and that employees may direct the investment of their own contributions and matching contributions made on their behalf among several investment options, including shares of Common Stock. The Company is also considering adoption of a non-qualified supplemental executive retirement plan ("SERP") for those individuals who may be affected by various tax law limitations applicable to the 401(k) plan.

                          CERTAIN RELATED TRANSACTIONS

MANAGEMENT SERVICES


    The Company has in the past contracted and, in anticipation of the Offering, will enter into a five-year contract effective upon consummation of the Offering, with MC Management for the performance on behalf of the Company of telemarketing services and various administrative and other services. As of March 31, 1997, MC Management had 81 employees, including 71 telemarketers involved in retail and wholesale direct mail operations. Under the agreement, MC Management will continue to receive a management fee from the Company equal to 1.0% of the Company's gross cigarette sales and between 0.5% and 2.9% of the Company's gross sales of cigars and all other products sold by the Company. MC Management fees paid by the Company in 1995, 1996 and the first quarter of 1997 were $2.8 million, $3.1 million and $0.8 million, respectively.



    As part of the consideration for its agreement with MC Management, the Company has agreed to indemnify MC Management and its affiliates from and against all claims, liabilities, losses or damages relating to or arising out of action taken (or omitted to be taken) on behalf or for the benefit of the Company during the term of and pursuant to the Management Agreement provided that such actions do not constitute gross negligence or willful misconduct. In addition, under the agreement, any affiliates of MC Management who serve as directors, but are not employees, of the Company may receive customary fees paid to non-employee directors of the Company and be reimbursed for all reasonable out-of-pocket costs in connection therewith.



    In consideration of MC Management's agreement to enter into this long-term agreement, the Company will agree to pay a signing bonus to MC Management in the amount of $1.0 million. In addition, Jane Vargas, Vice President of MC Management, will enter into an employment agreement with the Company and will receive a signing bonus of $0.5 million in connection therewith upon the consummation of the Offering. Ms. Vargas will resign as an employee of MC Management, and MC Management's prior management agreements with the Constituent Entities will terminate, effective upon consummation of the Offering. The Company believes that the terms of the Management Agreement are no less favorable than would be obtained with unaffiliated third parties. See "Use of Proceeds," "Business--Employees" and "Management."


MANUFACTURING FACILITY ARRANGEMENTS


    In November 1995, Lew Rothman, the Company's Chief Executive Officer, and John Oliva, a director of the Company, purchased a 49% and 36% interest, respectively, in NATSA, a corporation which owns and operates a Nicaraguan cigar manufacturing facility. In addition, Lew Rothman purchased a 35% interest in TANDSA, a corporation which owns and operates a Dominican cigar manufacturing facility. Pursuant to agreements with each of NATSA and TANDSA, NATSA has agreed to continue to produce the Company's products exclusively for a one-year period, subject to renewals, and TANDSA will dedicate one third of its production, which commenced in May 1997, to the Company's products for a one-year period, subject to renewals. NATSA is expected to produce four of the Company's premium cigars, Jose Marti, Villar y Villar, Rosa Cuba and La Finca. It is anticipated that, once fully operational, each of NATSA and TANDSA will have the capacity to produce approximately 50,000 and 10,000 cigars per day, respectively, and will together represent approximately 30% of the Company's supply of premium cigars. NATSA has agreed to sell 100% of its production to Nicaraguan-American Tobacco Co. Inc. ("Natco"), an importing company 50%-owned by Lew Rothman and 50%-owned by John Oliva, for resale exclusively to the Company. TANDSA has agreed to sell its production for the Company to Cigars by Santa Clara, N.A., Inc., a Constituent Entity. The Company believes that the terms of such arrangements are no less favorable than would be obtained from unaffiliated third parties and will establish a committee of disinterested directors to review the Company's arrangements with such entities in the future.

OTHER

    Casa Blanca, Inc. ("Casa Blanca"), an affiliate of the Company owned by LaVonda M. Rothman, operates the El Rey del Mundo Cigar Bar at the Company's Whippany, New Jersey cigar store location. Casa Blanca also operates a liquor store on the Whippany store premises. Casa Blanca leases such premises from the Company for an annual rent of $60,000.


    In August 1989, Bernard Rothman, a brother of Lew Rothman, entered into a Stock Sale and Purchase Agreement with certain of the Constituent Entities pursuant to which Bernard Rothman agreed to sell to these entities 33 1/3% of the outstanding stock of each such Constituent Entity owned by him in exchange for various payments. At December 31, 1996, the Company's total outstanding liability to Bernard Rothman was $119,000. Notes evidencing such indebtedness issued to Bernard Rothman accrue interest at 12% annually and mature in April 1998.


    Borrowings under the line of credit and notes issued pursuant to the Credit Agreement have been personally guaranteed by the Existing Stockholders in an amount up to $1.0 million in the aggregate.


    From time to time, the Company has made advances to or received advances from, the Existing Stockholders. Such advances bear interest at 9% per annum and have no established maturity. For the year ended December 31, 1996, the Company received net interest income on these advances of $169,000.

                             PRINCIPAL STOCKHOLDERS


    The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock after giving effect to the Reorganization and as adjusted to reflect the sale of the Common Stock offered hereby, by (i) all persons known to the Company to be the beneficial owners of 5% or more thereof; (ii) each director; (iii) each of the five executive officers currently contemplated by the Company to be the most highly compensated executive officers of the Company for 1996; and (iv) all executive officers and directors as a group. The address of each of the persons named below is in care of the Company, 301 Route 10 East, Whippany, New Jersey 07981.



                                                                                  SHARES BENEFICIALLY OWNED
                                                                       ------------------------------------------------
                                                                         AFTER GIVING EFFECT      AFTER GIVING EFFECT
                                                                        TO THE REORGANIZATION       TO THE OFFERING
                                                                       -----------------------  -----------------------
                                                                         NUMBER      PERCENT      NUMBER      PERCENT
                                                                       ----------  -----------  ----------  -----------
Lew Rothman(1).......................................................  9,300,000          100%  9,300,000         75.6%
LaVonda M. Rothman(1)................................................  9,300,000          100   9,300,000         75.6
Maureen A. Colleton..................................................           0       *                0       *
Jane Vargas..........................................................           0       *                0       *
Timothy P. Shannon...................................................           0       *                0       *
All executive officers and directors as a group (5 persons)..........  9,300,000          100       *             75.6


------------------------


*   Less than one percent



(1) Includes (i) 131,040 shares of Common Stock held by LaVonda M. Rothman and Lew Rothman, as Trustees and Samuel Bornstein, as Special Trustee, of a trust f/b/o Shane Rothman (the "Shane Rothman Trust"), created under a trust agreement dated November 1, 1994, made by Lewis Irving Rothman, as Grantor (the "Lewis Irving Rothman Children's Trust Agreement #1"), (ii) 131,040 shares of Common Stock held by LaVonda M. Rothman and Lew Rothman, as Trustees, and Samuel Bornstein as Special Trustee of a trust f/b/o Marni Rothman created under the Lewis Irving Rothman Children's Trust Agreement #1, (iii) 131,040 shares of Common Stock held by LaVonda M. Rothman and Lew Rothman, as Trustees and Samuel Bornstein, as Special Trustee of a trust f/b/o Samantha Rothman (the "Samantha Rothman Trust") created under the Lewis Irving Rothman Children's Trust Agreement #1 and (iv) 131,040 shares of Common Stock held by LaVonda M. Rothman and Lew Rothman, as Trustees, and Samuel Bornstein, as Special Trustee, of a trust f/b/o Luke Rothman (the "Luke Rothman Trust") created under the Lewis Irving Rothman Children's Trust Agreement #1, which may be deemed to be beneficially owned by the named person but as to which the named person disclaims beneficial ownership.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


    The Company's authorized capital stock consists of 40,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of preferred stock ("Preferred Stock"), par value $.01 per share. After giving effect to the Reorganization, but prior to consummation of the Offering, the Company had outstanding 9,300,000 shares of Common Stock and no shares of Preferred Stock. Upon completion of the Offering, the Company will have outstanding 12,300,000 shares of Common Stock and no shares of Preferred Stock.


COMMON STOCK

    The holders of Common Stock are entitled to one vote for each share on all matters voted upon by stockholders, including the election of directors. The Certificate of Incorporation does not provide for cumulative voting and, accordingly, the holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election.

    Subject to the rights of any then outstanding shares of Preferred Stock, the holders of the Common Stock are entitled to such dividends as may be declared in the discretion of the Board out of funds legally available therefore. See "Dividend Policy." Holders of Common Stock are entitled to share ratably in the net assets of the Company upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any Preferred Stock then outstanding. The holders of Common Stock have no preemptive rights to purchase shares of stock of the Company. Shares of Common Stock are not subject to any redemption provisions and are not convertible into any other securities of the Company. All outstanding shares of Common Stock are, and the shares of Common Stock to be issued pursuant to the Offering will be upon payment therefore, fully paid and non-assessable.

PREFERRED STOCK

    The Preferred Stock may be issued from time to time by the Board as shares of one or more classes or series. Subject to the provisions of the Company's Certificate of Incorporation and limitations prescribed by law, the Board is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the Preferred Stock, in each case without any further action or vote by the stockholders. The Company has no current plans to issue any shares of Preferred Stock of any class or series.

    One of the effects of undesignated Preferred Stock may be to enable the Board to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of the Preferred Stock pursuant to the Board's authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock at a premium or may otherwise adversely affect the market price of the Common Stock.

STATUTORY BUSINESS COMBINATION PROVISION

    Upon consummation of the Offering, the Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or an affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the Board of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes such person an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under Section 203, an "interested stockholder" is defined as any person who is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

    A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its certificate of incorporation or by-laws by action of its stockholders to exempt itself from coverage, provided that such by-law or amendment to the Certificate of Incorporation shall not become effective until 12 months after the date it is adopted. The Company has not adopted such an amendment to the Certificate of Incorporation or By-laws.

LIMITATION ON DIRECTORS' LIABILITIES AND INDEMNIFICATION

    Pursuant to the Company's Certificate of Incorporation and under Delaware law, directors of the Company are not liable to the Company or its stockholders for monetary damages for breach of fiduciary duty, except for liability in connection with a breach of duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for dividend payments or stock repurchases illegal under Delaware law or any transaction in which a director has derived an improper personal benefit.

    The Company's Certificate of Incorporation provides for mandatory indemnification of directors and officers of the Company against any expense, liability and loss to which they become subject, or which they may incur as a result of having been a director or officer of the Company. In addition, the Company must advance or reimburse directors and officers for expenses incurred by them in connection with certain claims.

    In addition to the indemnification provision in the Certificate of Incorporation, the Company will enter into an Indemnification Agreement with each of its directors and executive officers in the belief that such individuals may become unwilling to serve the Company without assurances that adequate liability insurance, indemnification or a combination thereof is, and will continue to be, provided to them.

POTENTIAL ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE CERTIFICATE OF
  INCORPORATION AND BY-LAWS

    The Certificate of Incorporation and By-laws of the Company contain provisions that could have an anti-takeover effect. The provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board. These provisions also are intended to help ensure that the Board, if confronted by an unsolicited proposal from a third party which has acquired a block of stock of the Company, will have sufficient time to review the proposal and appropriate alternatives to the proposal and to act in what it believes to be the best interest of the stockholders.

    The Certificate of Incorporation provides that the Board be divided into three classes of directors serving staggered three-year terms. The classification of the Board has the effect of making it more difficult for stockholders to change the composition of the Board in a relatively short period of time. At least two annual meetings of stockholders, instead of one, generally will be required to effect a change in a majority of the Board. Such a delay may help ensure that the Board and the stockholders, if confronted with an unsolicited proposal by a stockholder attempting to force a stock repurchase at a premium above market, a proxy contest or an extraordinary corporate transaction, will have sufficient time to review the proposal and appropriate alternatives to the proposal and to act in what it believes to the best interest of the stockholders. Directors, if any, elected by holders of preferred stock voting as a class, will not be classified as aforesaid. In addition, under Delaware law, in the case of a corporation having a classified board, stockholders may remove a director only for cause. This provision will preclude a stockholder from removing incumbent directors without cause.

    In addition, the Certificate of Incorporation restricts the ability of the stockholders to take any action by written consent by requiring the approval of two-thirds, instead of a majority, of the outstanding capital stock, and contains a fair price requirement, pursuant to which certain merger, combination or sale transaction proposals shall require the approval of two-thirds, instead of a majority, of the outstanding capital stock, unless the proposal is approved by two-thirds of the full Board or all holders of the then outstanding capital stock (other than the stockholder making the bid) receive cash in an amount at least equal to the highest price paid by the bidding stockholder for shares of the capital stock during the three-year period preceding the date of such stockholder's offer or proposal. Such a provision may have the effect of deterring takeover offers. The Certificate of Incorporation also provides that the stockholders may not amend any of the foregoing provisions without the approval of two-thirds of the outstanding capital stock.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon consummation of the Reorganization and completion of the Offering, there will be 12,300,000 shares of Common Stock outstanding. Of these shares, the 3,000,000 shares (3,450,000 if the Underwriters' over-allotment option is exercised in full) sold in the Offering will be freely tradeable without restriction or registration under the Securities Act (except shares purchased by affiliates of the Company). The remaining 9,300,000 shares have not been registered under the Securities Act and accordingly may be resold publicly only upon registration under the Securities Act or in compliance with Rule 144 promulgated under the Securities Act ("Rule 144") or another exemption from registration under the Securities Act.


    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for one year, including an "affiliate" as that term is defined under the Securities Act, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume of the Common Stock on all exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an "affiliate" of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for two years, would be entitled to sell such shares under Rule 144(k) without regard to the limitations described above. Pursuant to the Contribution Agreement, the Company has agreed to file all information, documents and reports with the Commission and otherwise make generally available to the public such financial and other information as may be necessary to permit the Existing Stockholders and their transferees to sell their shares pursuant to Rule 144.


    All of the directors and executive officers of the Company and the former stockholders of the Constituent Entities will agree with the Underwriters that they will not, directly or indirectly, offer, sell, offer to sell, pledge, contract to sell or grant any option to purchase or otherwise sell or dispose of (or announce any offer, sale, offer of sale, pledge, contract for sale or grant of any option to purchase or other sale or disposition of) any shares of Common Stock or of equity securities of the Company substantially similar thereto or any other securities convertible into, or exchangeable or exercisable for, any shares of Common Stock or such similar securities for a period of 180 days after the date of this Prospectus, without the prior written consent of Wheat, First Securities, Inc., on behalf of the Underwriters. In addition, the Company has agreed that it will not, directly or indirectly, offer, sell, offer to sell, pledge contract to sell or grant any option to purchase or otherwise sell or dispose of (or announce any offer, sale, offer of sale, pledge contract for sale or grant of any option to purchase or other sale or disposition of) any shares of Common Stock or of equity securities of the Company substantially similar thereto or any other securities convertible into, or exchangeable or exercisable for, any shares of Common Stock or such similar securities for a period of 180 days after the date of this Prospectus, without the prior written consent of Wheat, First Securities, Inc., on behalf of the Underwriters, except that during such period, shares of Common Stock may be issued upon the exercise of outstanding stock options and warrants and the Company may issue employee stock options and warrants which are exercisable after the 180th day after the date of this Prospectus. Wheat, First Securities, Inc. may, in its sole discretion, at any time and without prior notice release all or any portion of the shares of Common Stock subject to such agreements.


    The Company will have outstanding under its Incentive Plan options to purchase an aggregate of 450,000 shares of Common Stock. Upon consummation of the Offering, the shares issuable upon exercise of any such options will not have been registered under the Securities Act and, accordingly, may be resold publicly only upon registration under the Securities Act or in compliance with Rule 144 or another exemption from registration under the Securities Act. However, the Company intends to register shares issuable upon exercise of options granted under the Incentive Plan shortly after consummation of the Offering.

    The Company will grant to the Existing Stockholders "piggyback" registration rights exercisable on or after one year following the date of the Offering to require the Company to register their shares of Common Stock under the Securities Act, at such time as the Company registers any additional shares on its own behalf. Under such "piggyback" registration rights, with certain exceptions, the Company is required to notify each holder of such shares each time the Company proposes to file a registration statement under the Securities Act and to use its best efforts to include, to the maximum extent possible, any shares of Common Stock requested to be registered by such holders in connection with such registration statement. Holders of shares of Common Stock who request such registration pursuant to "piggyback" rights are required to pay their pro rata share of all underwriting discounts and selling commissions applicable to the sale of the shares so registered. The Company and each of the holders on whose behalf registration is effected severally agree to indemnify each other and each underwriter of the shares being registered against certain liabilities, including liabilities under the Securities Act.

                                  UNDERWRITING


    The underwriters named below (the "Underwriters"), for whom Wheat, First Securities, Inc. and J.C. Bradford & Co. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names:



                                                                                     NUMBER
                     UNDERWRITER                                                   OF SHARES
---------------------------------------------------------------------------------  ----------
Wheat, First Securities, Inc.....................................................
J.C. Bradford & Co...............................................................

                                                                                   ----------
      Total......................................................................   3,000,000
                                                                                   ----------
                                                                                   ----------


    The Company is obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.


    The Underwriters, through the Representatives, have advised the Company that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow
to selected dealers a concession of $         per share; and that such dealers
may reallow a concession of $         per share to certain other dealers. After
the initial public offering, the offering price and the concessions may be changed by the Representatives.


    The Company will grant to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock at the initial public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 3,000,000 shares.


    All of the directors and executive officers of the Company and the former stockholders of the Constituent Entities will agree that they will not, directly or indirectly, offer, sell, offer to sell, pledge contract to sell or grant any option to purchase or otherwise sell or dispose of (or announce any offer, sale, offer of sale, pledge contract for sale or grant of any option to purchase or other sale or disposition of) any shares of Common Stock or of equity securities of the Company substantially similar thereto or any other securities convertible into, or exchangeable or exercisable for, any shares of Common Stock or such similar securities for a period of 180 days after the date of this Prospectus, without the prior written consent of Wheat, First Securities, Inc., on behalf of the Underwriters. In addition, the Company has agreed that it will not, directly or indirectly, offer, sell, offer to sell, pledge contract to sell or grant any option to purchase or otherwise sell or dispose of (or announce any offer, sale, offer of sale, pledge contract for sale or grant of any option to purchase or other sale or disposition of) any shares of Common Stock or of equity securities of the Company substantially similar thereto or any other securities convertible into, or exchangeable or exercisable for, any shares of Common Stock or such similar securities for a period of 180 days after the date of this Prospectus, without the prior written consent of Wheat, First Securities, Inc., on behalf of the Underwriters, except that during such period, shares of Common Stock may be issued upon the exercise of outstanding stock options and the Company may issue employee stock options which are exercisable after the 180th day after the date of this Prospectus. Wheat, First Securities, Inc. may, in its sole discretion, at any time and without prior notice release all or any portion of the shares of Common Stock subject to such agreements.

    The Company and the Existing Stockholders will agree to indemnify the several Underwriters against or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

    The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.


    Prior to the Offering made hereby, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined through negotiations between the Company and the Representatives. Among the factors to be considered in making such determination will be prevailing market conditions, the Company's financial and operating history and condition, its prospects and prospects for the industry in general, the management of the Company and the market prices of securities for companies in businesses similar to that of the Company.



    In connection with the Offering, certain Underwriters and selling group members (if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering then they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 450,000 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Wheat, First Securities, Inc., on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offering) for the account of the other Underwriters, the selling concession with respect to the Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if any is undertaken, it may be discontinued at any time.

                                 LEGAL MATTERS

    The legality of the Common Stock offered hereby will be passed upon for the Company by Morgan, Lewis & Bockius LLP, New York, New York. Certain legal matters related to the Offering will be passed upon for the Underwriters by Stroock & Stroock & Lavan LLP, New York, New York.

                                    EXPERTS


    The Predecessor Combined Financial Statements of 800-JR CIGAR, Inc. as of December 31, 1996 and for the year then ended, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The Predecessor Combined Financial Statements of 800-JR CIGAR, Inc. as of December 31, 1995 and for the years ended December 31, 1994 and 1995, appearing in this Prospectus and Registration Statement, have been audited by J.H. Cohn LLP, independent public accountants, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.



    Effective as of October 5, 1996, the Company's Board dismissed J.H. Cohn LLP and appointed Ernst & Young LLP as the Company's independent public accountants. The report of J.H. Cohn LLP on the Company's combined financial statements as of December 31, 1994 and 1995 and for the years then ended did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits for the years ended December 31, 1993, 1994 and 1995 and through October 5, 1996, there were no disagreements with J.H. Cohn LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure at the time of the change of independent public accountants or with respect to the Company's financial statements. Prior to retaining Ernst & Young LLP, the Company had not consulted with Ernst & Young LLP regarding the application of accounting principles or the type of audit opinion that might be rendered on the Company's financial statements.


                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C., a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and its regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a website at: http:\www.sec.gov.

                                    INDEX TO
                   PREDECESSOR COMBINED FINANCIAL STATEMENTS


Reports of Independent Auditors.......................................................        F-2
Predecessor Combined Balance Sheets as of December 31, 1995 and 1996 and March 31,
  1997 (unaudited)....................................................................        F-4
Predecessor Combined Statements of Income for the Years Ended December 31, 1994, 1995
  and 1996 and for the Three-Month Periods Ended March 31, 1996 and 1997
  (unaudited).........................................................................        F-5
Predecessor Combined Statements of Stockholders' Equity for the Years Ended December
  31, 1994, 1995 and 1996 and for the Three-Month Period Ended March 31, 1997
  (unaudited).........................................................................        F-6
Predecessor Combined Statements of Cash Flows for the Years Ended December 31, 1994,
  1995 and 1996 and for the Three-Month Periods Ended March 31, 1996 and 1997
  (unaudited).........................................................................        F-7
Notes to Predecessor Combined Financial Statements....................................        F-8

                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors
800-JR CIGAR, Inc.



    We have audited the accompanying predecessor combined balance sheet of 800-JR CIGAR, Inc. as of December 31, 1996, and the related predecessor combined statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the 1996 financial statements referred to above present fairly, in all material respects, the combined financial position of 800-JR CIGAR, Inc. as of December 31, 1996, and the combined results of their operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.


                                          ERNST & YOUNG LLP


MetroPark, New Jersey
April 15, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors
800-JR CIGAR, Inc.



    We have audited the accompanying predecessor combined balance sheet of 800-JR CIGAR, Inc. as of December 31, 1995, and the related combined statements of income, stockholders' equity and cash flows for the years ended December 31, 1994 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


    In our opinion, the predecessor combined financial statements referred to above present fairly, in all material respects, the financial position of 800-JR CIGAR, Inc. as of December 31, 1995, and its results of operations and cash flows for the years ended December 31, 1994 and 1995, in conformity with generally accepted accounting principles.



                                          /s/ J. H. Cohn LLP
                 ---------------------------------------------------------------
                                          J. H. COHN LLP


Roseland, New Jersey
May 21, 1996

                               800-JR CIGAR, INC.

                      PREDECESSOR COMBINED BALANCE SHEETS

                                 (IN THOUSANDS)


                                                                                                      MARCH 31,
                                                                                                        1997
                                                                     DECEMBER 31,                     PRO FORMA
                                                                 --------------------   MARCH 31,   STOCKHOLDERS'
                                                                   1995       1996        1997         EQUITY
                                                                 ---------  ---------  -----------  -------------
                                                                                       (UNAUDITED)   (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents....................................  $   3,202  $   6,056   $   7,720
  Accounts receivable, net allowance for doubtful
    accounts of $83, $118 and $173 (unaudited) at
    December 31, 1995 and 1996 and March 31, 1997..............      1,345      1,703       1,735
  Merchandise inventory........................................     16,722     19,616      20,312
  Prepaid expenses and other current assets....................        240        700       1,394
  Loans receivable--affiliates and other associated
    entities...................................................        830      1,070       1,202
  Loans receivable--stockholders...............................      1,533      2,471       2,625
                                                                 ---------  ---------  -----------
Total current assets...........................................     23,872     31,616      34,988

Property, equipment and improvements, at cost, net of
  accumulated depreciation and amortization....................      8,649     10,876      11,066
Other assets...................................................        129        165         507
Deferred tax assets, net.......................................         20         25          49
                                                                 ---------  ---------  -----------
Total assets...................................................  $  32,670  $  42,682   $  46,610
                                                                 ---------  ---------  -----------
                                                                 ---------  ---------  -----------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Borrowings under revolving line of credit....................  $   2,500  $      --   $      --
  Current portion of long-term debt............................      1,604      2,167       2,200
  Current portion of capital lease obligations.................         84         89          68
  Accounts payable.............................................      8,944      8,947       8,024
  Accrued expenses.............................................      1,826      1,891       3,401
                                                                 ---------  ---------  -----------
Total current liabilities......................................     14,958     13,094      13,693

Long-term debt, less current portion...........................      5,525      6,112       5,557
Capital lease obligations, less current portion................         89         --          --
Other..........................................................          8         --          --
                                                                 ---------  ---------  -----------

Total liabilities..............................................     20,580     19,206      19,250

Commitments and contingencies

Stockholders' equity:
  Common stock.................................................         21         21          21     $      21
  Additional paid-in capital...................................         28         28          28        (5,518)
  Retained earnings............................................     12,459     23,845      27,729            --
                                                                 ---------  ---------  -----------  -------------
                                                                    12,508     23,894      27,778        (5,497)
  Less treasury stock, at cost.................................       (418)      (418)       (418)         (418)
                                                                 ---------  ---------  -----------  -------------
Total stockholders' equity.....................................     12,090     23,476      27,360     $  (5,915)
                                                                 ---------  ---------  -----------  -------------
                                                                                                    -------------
Total liabilities and stockholders' equity.....................  $  32,670  $  42,682   $  46,610
                                                                 ---------  ---------  -----------
                                                                 ---------  ---------  -----------


                            SEE ACCOMPANYING NOTES.

                               800-JR CIGAR, INC.

                   PREDECESSOR COMBINED STATEMENTS OF INCOME

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                             THREE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,              MARCH 31,
                                                       ----------------------------------  ----------------------
                                                          1994        1995        1996        1996        1997
                                                       ----------  ----------  ----------  -----------  ---------
                                                                                                (UNAUDITED)
Net sales............................................  $  109,297  $  152,695  $  191,982   $  39,896   $  49,683
Cost of goods sold...................................      91,588     130,645     158,007      32,887      40,631
                                                       ----------  ----------  ----------  -----------  ---------
Gross profit.........................................      17,709      22,050      33,975       7,009       9,052

Operating expenses:
  Selling............................................       3,046       3,977       3,946         827       1,129
  General and administrative.........................      11,404      14,791      17,008       3,598       3,681
  Depreciation and amortization......................         447         493         674         167         187
                                                       ----------  ----------  ----------  -----------  ---------
Income from operations...............................       2,812       2,789      12,347       2,417       4,055

Other income (expense):
  Interest expense...................................        (710)       (785)       (789)       (154)       (173)
  Interest income....................................          63         158         207          67          90
  Rental income......................................         240         150         195          52          45
  Insurance settlement...............................          --          --         373         373          --
  Other, net.........................................         151          --          (8)         --           8
                                                       ----------  ----------  ----------  -----------  ---------
Income before income taxes...........................       2,556       2,312      12,325       2,755       4,025
Provision (credit) for income taxes..................         257         (74)        144          34         141
                                                       ----------  ----------  ----------  -----------  ---------
Net income...........................................  $    2,299  $    2,386  $   12,181   $   2,721   $   3,884
                                                       ----------  ----------  ----------  -----------  ---------
                                                       ----------  ----------  ----------  -----------  ---------



                                                                              YEAR ENDED      THREE MONTHS ENDED
                                                                           DECEMBER 31, 1996    MARCH 31, 1997
                                                                           -----------------  -------------------
Pro forma--unaudited

  Historical income before provision for income taxes....................      $  12,325           $   4,025
  Pro forma adjustments other than income taxes..........................            580                (274)
                                                                                 -------              ------
  Pro forma income before income taxes...................................         12,905               3,751
  Pro forma provision for income taxes...................................          5,262               1,530
                                                                                 -------              ------
  Pro forma net income...................................................      $   7,643           $   2,221
                                                                                 -------              ------
                                                                                 -------              ------
  Pro forma earnings per share...........................................      $     .73           $     .21
                                                                                 -------              ------
                                                                                 -------              ------
  Pro forma common shares outstanding....................................          9,882               9,882
                                                                                 -------              ------
                                                                                 -------              ------


                            SEE ACCOMPANYING NOTES.

                               800-JR CIGAR, INC.

            PREDECESSOR COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)


                                                                             COMBINED
                                                                            ADDITIONAL     COMBINED
                                                               COMMON         PAID-IN      RETAINED     TREASURY
                                                                STOCK         CAPITAL      EARNINGS       STOCK       TOTAL
                                                            -------------  -------------  -----------  -----------  ---------
Balance at January 1, 1994................................    $      24      $      25     $   7,842    $    (486)  $   7,405
  Net income..............................................                                     2,299                    2,299
  Retirement of treasury stock............................           (3)             3           (68)          68          --
                                                                    ---            ---    -----------       -----   ---------
Balance at December 31, 1994..............................           21             28        10,073         (418)      9,704
  Net income..............................................                                     2,386                    2,386
                                                                    ---            ---    -----------       -----   ---------
Balance at December 31, 1995..............................           21             28        12,459         (418)     12,090
  Distribution to stockholders............................                                      (795)                    (795)
  Net income..............................................                                    12,181                   12,181
                                                                    ---            ---    -----------       -----   ---------
Balance at December 31, 1996..............................           21             28        23,845         (418)     23,476
  Net income (unaudited)..................................                                     3,884                    3,884
                                                                    ---            ---    -----------       -----   ---------
Balance at March 31, 1997 (unaudited).....................    $      21      $      28     $  27,729    $    (418)  $  27,360
                                                                    ---            ---    -----------       -----   ---------
                                                                    ---            ---    -----------       -----   ---------


                            SEE ACCOMPANYING NOTES.

                               800-JR CIGAR, INC.

                 PREDECESSOR COMBINED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)


                                                                                                THREE MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,           MARCH 31,
                                                              -------------------------------  --------------------
                                                                1994       1995       1996       1996       1997
                                                              ---------  ---------  ---------  ---------  ---------
                                                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..................................................  $   2,299  $   2,386  $  12,181  $   2,731  $   3,884
Adjustments to reconcile net income to net cash provided by
operating activities:
  Depreciation and amortization.............................        447        493        674        167        187
  Provision for uncollectible accounts......................         51         33        191         40         55
  Deferred income taxes.....................................          1         57         (5)        --        (24)
  Other.....................................................        (17)       (17)        (8)        (3)        --
  (Gain) loss on sale of assets.............................        (32)        (8)        28         --
  Changes in operating assets and liabilities:
    Accounts receivable.....................................       (814)       501       (549)       (55)       (87)
    Merchandise inventory...................................     (3,031)        56     (2,894)     1,140       (696)
    Prepaid expenses and other current assets...............       (160)        (3)      (460)      (539)      (694)
    Other assets............................................         --          2        (36)        38       (342)
    Accounts payable and accrued expenses...................      2,680      1,053         68     (2,248)       587
                                                              ---------  ---------  ---------  ---------  ---------
Net cash provided by operating activities...................      1,424      4,553      9,190      1,271      2,870
                                                              ---------  ---------  ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment..........................     (1,274)    (3,176)    (2,929)      (939)      (377)
Loans (extended to) repaid by affiliates and other
  associated entities.......................................       (718)       113       (240)      (172)      (132)
Proceeds from sale of assets................................         --         75         --         --         --
Loans extended to stockholders..............................         --         --       (938)       (17)      (154)
                                                              ---------  ---------  ---------  ---------  ---------
Net cash used in investing activities.......................     (1,992)    (2,988)    (4,107)    (1,128)      (663)
                                                              ---------  ---------  ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES
(Repayments) proceeds of borrowings under revolving line of
  credit....................................................       (450)       950        500        500         --
Proceeds of long-term debt..................................      2,000         --         --         --         --
Payments of long-term debt..................................     (1,125)    (1,575)    (1,850)      (392)      (522)
Payments of capital lease obligations.......................        (74)       (78)       (84)       (20)       (21)
Payments of loans payable--stockholders.....................       (346)    (1,164)        --         --         --
Distribution to stockholders................................         --         --       (795)        --         --
                                                              ---------  ---------  ---------  ---------  ---------
Net cash (used in) provided by financing activities.........          5     (1,867)    (2,229)        88       (543)
                                                              ---------  ---------  ---------  ---------  ---------

Net increase (decrease) in cash and cash equivalents........       (563)      (302)     2,854        231      1,664
Cash and cash equivalents, beginning of period..............      4,067      3,504      3,202      3,202      6,056
                                                              ---------  ---------  ---------  ---------  ---------
Cash and cash equivalents, end of period....................  $   3,504  $   3,202  $   6,056  $   3,433  $   7,720
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW DATA
Income taxes paid...........................................  $     185  $     325  $      37  $      18         --
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------
Interest paid...............................................  $     735  $     874  $     775  $     165  $     200
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES................................................
Real estate purchase financed with note payable.............  $   2,000
                                                              ---------
                                                              ---------
Line of credit refinanced with note payable.................                        $   3,000
                                                                                    ---------
                                                                                    ---------


                            SEE ACCOMPANYING NOTES.

                               800-JR CIGAR, INC.

               NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS


                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                               DECEMBER 31, 1996
 (AMOUNTS AND DISCLOSURES APPLICABLE TO MARCH 31, 1996 AND 1997 ARE UNAUDITED)


1. BASIS OF PRESENTATION, PRO FORMA ADJUSTMENTS AND SUMMARY OF ACCOUNTING
   POLICIES

BASIS OF PRESENTATION

    The accompanying predecessor combined financial statements include the operations of J.R. Tobacco of America, Inc., J.N.R. Grocery Corp., J&R Tobacco (New Jersey) Corp., J.R. Tobacco Company of Michigan, Inc., Cigars by Santa Clara, N.A., Inc., J.R. Tobacco Outlet, Inc., J.R.-46th Street, Inc., J.R. Tobacco NC, Inc., and J.R. Statesville, Inc. (together, the "Company" or the "Predecessor Entities"). The Predecessor Entities are corporations that have elected to be taxed as S Corporations pursuant to the Internal Revenue Code and certain state and local tax regulations.


    In connection with the Company's initial public offering of stock (the "Offering"), the principal stockholders are simultaneously contributing to 800-JR CIGAR, Inc. all of the outstanding stock in the Predecessor Entities in exchange for common stock (the "Reorganization"). The principal stockholders of the Predecessor Entities are Lewis Rothman and LaVonda Rothman, each of whom own 50% of the Predecessor Entities, except for J.R. Statesville, Inc., which is owned 26% by Lewis Rothman, 26% by LaVonda Rothman and 12% by each of the Shane Rothman Trust, the Luke Rothman Trust, the Marni Rothman Trust and the Samantha Rothman Trust. As consideration for the contribution of their interests in the Predecessor Entities, each of Lewis Rothman, LaVonda Rothman, the Shane Rothman Trust, the Luke Rothman Trust, the Marni Rothman Trust and the Samantha Rothman Trust will receive 4,387,920, 4,387,920, 131,040, 131,040, 131,040 and 131,040
shares of common stock, respectively, of 800-JR CIGAR, Inc., for an aggregate 9,300,000 shares.



    The financial statements of the Predecessor Entities are being presented on a combined basis because of their common ownership. The combined financial statements have been prepared as if the Predecessor Entities had operated as a single consolidated group since their respective dates of organization. All significant intercompany balances and transactions have been eliminated. Because 800-JR CIGAR, Inc. will conduct no business operations prior to its acquisition of the Predecessor Entities, the financial statements for 800-JR CIGAR, Inc. are not included herewith.



    The predecessor combined interim financial statements for the three-month periods ended March 31, 1996 and 1997 are unaudited and have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The results of operations for the three month periods ended March 31, 1996 and 1997 are not necessarily indicative of the operating results to be expected for a full year.


PRO FORMA ADJUSTMENTS (UNAUDITED)


    The unaudited pro forma net income for the year ended December 31, 1996 and the three-month period ended March 31, 1997 reflects the Reorganization, the Offering and the following adjustments as if they had occurred on January 1 of each period: a) a decrease in aggregate compensation from $1,818 to $400 for the year ended December 31, 1996 and from $126 to $100 for the three-month period ended March 31, 1997 for two of the Company's executives pursuant to their new employment agreements; b) an

                               800-JR CIGAR, INC.

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                               DECEMBER 31, 1996
 (AMOUNTS AND DISCLOSURES APPLICABLE TO MARCH 31, 1996 AND 1997 ARE UNAUDITED)


1. BASIS OF PRESENTATION, PRO FORMA ADJUSTMENTS AND SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

increase in interest expense of $1,458 for the year ended December 31, 1996 and $417 for the three-month period ended March 31, 1997 assuming the issuance of the Distribution Notes; c) a reduction in interest expense of $789 for the year ended December 31, 1996 and $173 for the three-month period ended March 31, 1997 assuming the application of proceeds from the Offering to repay all of the Company's indebtedness other than capital lease obligations; d) a reduction in interest income of $169 for the year ended December 31, 1996 and $56 for the three-month period ended March 31, 1997 assuming the repayment to the Company of loans receivable from stockholders; and e) an increase of $5,118 for the year ended December 31, 1996 and $1,389 for the three-month period ended March 31, 1997 for income taxes based upon pro forma pre-tax income as if the Company had been subject to federal and additional state income taxes.



    The Company will issue Distribution Notes to the principal stockholders of the Predecessor Entities in the amount of $23,800, representing estimated undistributed cumulative S Corporation earnings through the date of the Offering which were taxable to those stockholders. The Distribution Notes are net of loans receivable from those stockholders of $2,625 at March 31, 1997, and anticipated additional distributions of $7,984 to be made prior to the consummation of the Offering to enable the stockholders to pay income taxes on their allocable portions of the 1996 and 1997 undistributed S Corporation estimated earnings through the date of the Offering. These notes, which will bear interest at the rate of 7.0% per annum, will be payable on a quarterly basis over the three-year period following the Offering.



    The following table sets forth the capitalization of the Company at March 31, 1997, and the pro forma capitalization of the Company as of such date after giving effect to the issuance of the Distribution Notes to the stockholders and recording of anticipated additional distributions of $7,984 to be made prior to the Offering and the recording of a deferred tax asset of approximately $1,134, in connection with the Company becoming subject to federal and additional state and local income taxes. Additionally, the resulting deficit in retained earnings has been reclassified to additional paid-in capital.



                                                                          ACTUAL     PRO FORMA
                                                                         ---------  -----------
Common stock...........................................................  $      21   $      21
Additional paid-in capital.............................................         28      (5,518)
Retained earnings......................................................     27,729          --
Treasury stock.........................................................       (418)       (418)
                                                                         ---------  -----------
Total stockholders' equity (deficit)...................................  $  27,360   $  (5,915)
                                                                         ---------  -----------
                                                                         ---------  -----------


PRO FORMA EARNINGS PER SHARE (UNAUDITED)


    Pro forma earnings per share is based on 9,300,000 shares of common stock outstanding prior to the Offering, increased by the sale of 581,738 shares of common stock assuming an initial public offering price of $15.00 per share ($13.58, net of underwriting discounts and commissions and estimated offering expenses), the proceeds of which would be necessary to pay approximately $7,900, the current portion of the Distribution Notes. The net income used in the calculation of pro forma earnings per share represents

                               800-JR CIGAR, INC.

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                               DECEMBER 31, 1996
 (AMOUNTS AND DISCLOSURES APPLICABLE TO MARCH 31, 1996 AND 1997 ARE UNAUDITED)


1. BASIS OF PRESENTATION, PRO FORMA ADJUSTMENTS AND SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

pro forma net income decreased by the interest expense on debt of $789 ($467 on an after-tax basis) for the year ended December 31, 1996, and $173 ($102 on an after-tax basis) for the three-month period ended March 31, 1997.



    Supplementary pro forma earnings per share for the year ended December 31, 1996, and the three-month period ended March 31, 1997 are $.73 and $.21, respectively, based on 9,300,000 shares of common stock outstanding prior to the Offering, increased by (a) the sale of 581,738 shares of common stock assuming an initial public offering price of $15.00 per share ($13.58, net of underwriting discounts and commissions and estimated offering expenses), the proceeds of which would be necessary to pay approximately $7,900, the current portion of the Distribution Notes and (b) the sale of 571,208 shares of common stock assuming an initial public offering price of $15.00 per share ($13.58, net of underwriting discounts and commissions and estimated offering expenses), the proceeds of which would be necessary to repay approximately $7,800, the amount of outstanding debt at March 31, 1997. The net income used in the calculation of supplementary pro forma earnings per share is the pro forma net income of $7,643 and $2,221 for the year ended December 31, 1996 and the three-month period ended March 31, 1997, respectively.


BUSINESS

    The Company is primarily engaged in the retail/wholesale distribution of tobacco and tobacco related products throughout the United States.

    The Company's business is impacted by the general seasonal trends that are characteristic of the retail industry, and it generally experiences lower net revenues and net income in the first half of each fiscal year compared to the second half of the fiscal year.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include all cash balances and highly liquid investments with a maturity of three months or less when acquired. The carrying amount reported for cash equivalents approximates fair value.

CONCENTRATIONS OF CREDIT RISK

    Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions to limit its credit exposure. Concentrations of credit risk with respect to trade receivables are limited due to the large

                               800-JR CIGAR, INC.

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                               DECEMBER 31, 1996
 (AMOUNTS AND DISCLOSURES APPLICABLE TO MARCH 31, 1996 AND 1997 ARE UNAUDITED)


1. BASIS OF PRESENTATION, PRO FORMA ADJUSTMENTS AND SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
number of customers comprising the Company's customer base, their dispersion across different geographic areas and generally short payment terms.

MERCHANDISE INVENTORY

    Merchandise inventory is stated at the lower of cost (determined by the first-in, first-out method) or market; market represents the lower of replacement cost or estimated net realizable value. Merchandise inventory consists of goods held for re-sale.

PROPERTY, EQUIPMENT AND IMPROVEMENTS

    Property, equipment and improvements are stated at cost. Depreciation and amortization of assets, including those under capital lease, is computed using the straight-line and accelerated methods over the lesser of the estimated useful lives of the related assets or the lease term. These lives range from 3 to 31 years.

ADVERTISING


    The Company expenses the cost of advertising and promotions as incurred. Advertising and promotion costs amounted to $1,494, $1,892 and $1,129 for the years ended December 31, 1994, 1995 and 1996, and $306 and $395 for the three-month periods ended March 31, 1996 and 1997, respectively.


INCOME TAXES

    The entities in the combined group have elected to be taxed as S Corporations pursuant to the Internal Revenue Code and certain state and local tax regulations. Therefore, no provision has been made in the accompanying financial statements for federal and certain state and local income taxes, since such taxes are the liability of the principals. The provision for income taxes principally reflects taxes levied by certain state and local governments (see
Note 8).


    Income taxes are accounted for by the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "ACCOUNTING FOR INCOME TAXES".


REVENUE RECOGNITION

    Sales are recognized upon shipment of products or, in the case of sales by Company owned stores, when payment is received.

STOCK OPTIONS


    The Company intends to grant stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares on the date of grant. The Company will account for stock option grants in accordance with APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES and, accordingly, anticipates recognizing no compensation expense for such stock option grants.

                               800-JR CIGAR, INC.

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                               DECEMBER 31, 1996
 (AMOUNTS AND DISCLOSURES APPLICABLE TO MARCH 31, 1996 AND 1997 ARE UNAUDITED)


2. PROPERTY, EQUIPMENT AND IMPROVEMENTS

    Property, equipment and improvements consist of the following:


                                                                                      DECEMBER 31,
                                                                                  --------------------   MARCH 31,
                                                                                    1995       1996        1997
                                                                                  ---------  ---------  -----------
                                                                                                        (UNAUDITED)
Land............................................................................  $   1,593  $   1,593   $   1,593
Building and improvements.......................................................      3,571      5,860       6,096
Machinery and equipment.........................................................      1,429      1,453       1,931
Furniture and fixtures..........................................................      1,183      1,769       1,386
Leasehold improvements..........................................................      3,507      3,480       3,505
Automobiles.....................................................................        151        135         156
                                                                                  ---------  ---------  -----------
                                                                                     11,434     14,290      14,667
Less accumulated depreciation and amortization..................................      2,785      3,414       3,601
                                                                                  ---------  ---------  -----------
                                                                                  $   8,649  $  10,876   $  11,066
                                                                                  ---------  ---------  -----------
                                                                                  ---------  ---------  -----------

                               800-JR CIGAR, INC.

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                               DECEMBER 31, 1996
 (AMOUNTS AND DISCLOSURES APPLICABLE TO MARCH 31, 1996 AND 1997 ARE UNAUDITED)


3. LONG-TERM DEBT AND LINE OF CREDIT

    Long-term debt is comprised as follows:


                                                                                       DECEMBER 31,
                                                                                   --------------------   MARCH 31,
                                                                                     1995       1996        1997
                                                                                   ---------  ---------  -----------
                                                                                                         (UNAUDITED)
Mortgage payable--seller, due in monthly installments of interest only at 8.25%
  through October 1, 2001, at which time all unpaid principal and interest shall be due (secured by certain property, equipment and improvements with a net book
  value of approximately $7,384 at December 31, 1996)............................  $   2,000  $   2,000   $   2,000
Mortgage payable--bank, due in monthly installments with interest at the prime rate (8.25% at December 31, 1996) through December 31, 1998 (secured by certain property, equipment and improvements with a net book value of approximately
  $2,644 at December 31, 1996)...................................................        703        475         418
Note payable--bank, due in monthly installments with interest at 6.6% through
  August 25, 1998................................................................      2,593      1,680       1,441
Note payable--bank, due in monthly installments with interest at 8.25% through
  September 18, 1999.............................................................      1,622      1,255       1,158
Note payable--bank, due in monthly installments with interest at 7.5% through May
  23, 2003.......................................................................         --      2,750       2,643
Notes payable--former stockholder, due in monthly installments of $7,500 plus
  interest at 12% through April 30, 1998.........................................        211        119          97
                                                                                   ---------  ---------  -----------
                                                                                       7,129      8,279       7,757
Less current portion.............................................................      1,604      2,167       2,200
                                                                                   ---------  ---------  -----------
Long-term debt...................................................................  $   5,525  $   6,112   $   5,557
                                                                                   ---------  ---------  -----------
                                                                                   ---------  ---------  -----------



    The Company has a $4,000 line of credit with a bank, which expires on June 30, 1997, borrowings under which bear interest at the bank's base rate less 0.5% or the London Inter-Bank Offering Rate ("LIBOR") plus 2.0%. The weighted average interest rate on borrowings under the line of credit is 7.87% at December 31, 1995.



    Borrowings under the line of credit and the notes payable--bank are secured by all accounts receivable and certain inventory and furniture and fixtures, and are personally guaranteed by the principal stockholders of the Predecessor Companies up to $1,000 in the aggregate. Covenants under the line of credit require the Company to maintain specific minimum financial ratios and minimum levels of inventory.


    The fair value of the Company's long-term debt approximates its carrying value as the interest rates are either variable or substantially the same as are currently available to other companies for similar debt instruments.

                               800-JR CIGAR, INC.

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                               DECEMBER 31, 1996
 (AMOUNTS AND DISCLOSURES APPLICABLE TO MARCH 31, 1996 AND 1997 ARE UNAUDITED)


3. LONG-TERM DEBT AND LINE OF CREDIT (CONTINUED)

    Scheduled maturities of long-term debt outstanding at December 31, 1996 and for the next five years are as follows:



                                                                                        AMOUNT
                                                                                       ---------
1997.................................................................................  $   2,167
1998.................................................................................      1,852
1999.................................................................................        798
2000.................................................................................        430
2001.................................................................................      2,430
Thereafter...........................................................................        602
                                                                                       ---------
                                                                                       $   8,279
                                                                                       ---------
                                                                                       ---------


4. INCOME TAXES

    The provision (credit) for income taxes consists of the following:


                                                                                   THREE MONTHS
                                                  YEAR ENDED DECEMBER 31,             ENDED
                                              -------------------------------  MARCH 31
                                                1994       1995       1996       1996       1997
                                              ---------  ---------  ---------  ---------  ---------
                                                                                   (UNAUDITED)
Current.....................................  $     246  $    (129) $     149  $      24  $     165
Deferred....................................         11         55         (5)        --        (24)
                                              ---------  ---------  ---------  ---------  ---------
                                              $     257  $     (74) $     144  $      24  $     141
                                              ---------  ---------  ---------  ---------  ---------
                                              ---------  ---------  ---------  ---------  ---------



    The income tax credit in 1995 is due to reversals of income taxes accrued in prior years which, through a later tax election, became the responsibility of the principal stockholders.


    Deferred tax assets and liabilities consist of the following:


                                                                     DECEMBER 31,
                                                                ----------------------
                                                                  1995        1996        MARCH 31, 1997
                                                                ---------     -----     -------------------
                                                                                            (UNAUDITED)
Deferred tax assets...........................................  $      21   $      25        $      49
Deferred tax liabilities......................................         (1)         --               --
                                                                ---------         ---              ---
Deferred tax assets, net......................................  $      20   $      25        $      49
                                                                ---------         ---              ---
                                                                ---------         ---              ---



    Deferred tax assets result primarily from certain accrued expenses which will not be deductible for income tax purposes until paid. Deferred tax liabilities result primarily from the use of accelerated methods of depreciation for tax reporting purposes.

                               800-JR CIGAR, INC.

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                               DECEMBER 31, 1996
 (AMOUNTS AND DISCLOSURES APPLICABLE TO MARCH 31, 1996 AND 1997 ARE UNAUDITED)


5. COMMON STOCK


    Common stock at stated and par value consist of the following at December 31, 1996 and March 31, 1997 (unaudited):



                                                                                                 ADDITIONAL
                                                                                     COMMON        PAID-IN      TREASURY
                                                                                      STOCK        CAPITAL        STOCK
                                                                                   -----------  -------------  -----------
J.R. Tobacco of America, Inc.; authorized 1,000 $1 par value shares, 300 issued
  and outstanding................................................................   $     0.3     $       8     $     175
Cigars by Santa Clara, N.A., Inc.; authorized 1,000 $1 par value shares, 300
  issued and outstanding.........................................................         0.3             5           185
J.N.R. Grocery Corp.; authorized 200 no par value shares, 90 issued and
  outstanding....................................................................          10            --            29
J.R. Tobacco NC, Inc.; authorized 1,000 $1 par value shares, 200 issued and
  outstanding....................................................................         0.2             1            --
J&R Tobacco (New Jersey) Corp.; authorized 2,500 no par value shares, 40 issued
  and outstanding................................................................           5            --            --
J.R. Tobacco Company of Michigan, Inc.; authorized 50,000 $1 par value shares,
  1,050 issued and outstanding...................................................           1            14            29
J.R.-46th Street, Inc.; authorized 200 no par value shares, 200 issued and
  outstanding....................................................................           1            --            --
J.R. Tobacco Outlet, Inc.; authorized 100 no par value shares, 100 issued and
  outstanding....................................................................           3            --            --
J.R. Statesville, Inc.; authorized 1,000 $1 par value shares, 200 issued and
  outstanding....................................................................         0.2            --            --
                                                                                          ---           ---         -----
                                                                                    $      21     $      28     $     418
                                                                                          ---           ---         -----
                                                                                          ---           ---         -----


6. RELATED PARTY TRANSACTIONS


    From time to time, the Company makes or receives cash advances from the stockholders. Such advances bear interest at 9% and have no established due dates. Net interest (expense) income amounted to ($45), $78 and $169 in 1994, 1995 and 1996, respectively, and $55 (unaudited) and $56 (unaudited) for the three-month periods ended March 31, 1996 and 1997, respectively.


7. COMMITMENTS AND CONTINGENCIES

LEASES

    The Company is obligated under various noncancelable lease agreements for the rental of premises classified as operating leases. Several of the leases contain escalation clauses which provide for scheduled increases.

                               800-JR CIGAR, INC.

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                               DECEMBER 31, 1996
 (AMOUNTS AND DISCLOSURES APPLICABLE TO MARCH 31, 1996 AND 1997 ARE UNAUDITED)


7. COMMITMENTS AND CONTINGENCIES (CONTINUED)

    Future minimum lease payments for operating leases as of December 31, 1996 are as follows:



                                                                                      OPERATING
                                                                                       LEASES
                                                                                     -----------
1997...............................................................................   $     499
1998...............................................................................         397
1999...............................................................................         387
2000...............................................................................         215
2001...............................................................................         215
Thereafter.........................................................................         646
                                                                                     -----------
Total minimum lease payments.......................................................   $   2,359
                                                                                     -----------
                                                                                     -----------



    Rental expense under operating leases amounted to $816, $774, $817, $170 (unaudited) and $172 (unaudited) for 1994, 1995, 1996 and the three-month periods ended March 31, 1996 and 1997, respectively.



    The obligations relating to the leasing of computer equipment, which expire during 1997, are classified as capital leases. Equipment under capital leases totaled approximately $158 and $79, net of accumulated depreciation, at December 31, 1995 and 1996, respectively.


MANAGEMENT AGREEMENT


    The Company has a management agreement with a management company which provides certain administrative services to the Company. Management fee expense in 1994, 1995 and 1996 and for the three-month periods ended March 31, 1996 and 1997 amounted to $2,060, $2,792, $3,071 and $602 (unaudited) and $829
(unaudited), respectively. In addition, the management company paid rent to the Company in the amount of $120 in 1994, 1995 and 1996 and $36 (unaudited) for each of the three-month periods ended March 31, 1996 and 1997.


LITIGATION


    Included in general and administrative expense for the year ended December 31, 1995 are legal fees and settlement costs in connection with certain litigation with a former licensee in the amount of $1,000.



    The Company, from time to time, may be a defendant in actions arising in the ordinary course of business. In the opinion of management, such litigation will not have a material effect on the Company's combined financial condition or results of operations.


SELF-INSURANCE

    Effective April 25, 1994, the Company established the Pyramid Insurance Trust Fund (the "Trust") to provide health and welfare benefits to eligible employees. Contributions to the Trust by the Company shall be in amounts sufficient to pay all costs and expenses of the Trust, including, but not limited to, the cost of self-insured benefit claim payments, a reserve for self-insured benefit claims and premiums for any fully

                               800-JR CIGAR, INC.

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                               DECEMBER 31, 1996
 (AMOUNTS AND DISCLOSURES APPLICABLE TO MARCH 31, 1996 AND 1997 ARE UNAUDITED)


7. COMMITMENTS AND CONTINGENCIES (CONTINUED)

insured benefit coverage. Contributions to the Trust, all of which were charged to operations, amounted to $275, $517 and $619 in 1994, 1995 and 1996, respectively and $104 and $158 for the three-month periods ended March 31, 1996 and 1997, respectively.


8. PRO FORMA INCOME TAXES (UNAUDITED)


    As discussed in Note 1, the entities in the combined group are corporations that have elected to be taxed as S Corporations pursuant to the Internal Revenue Code and certain state and local tax regulations. In connection with the Offering made hereby, the Company will become subject to federal and additional state income taxes. The pro forma provision for income taxes represents the income tax provisions that would have been reported had the Company been subject to federal and additional state income taxes during the year ended December 31, 1996 and the three-month period ended March 31, 1997.


    Also, as discussed in Note 1, the Company has adopted the provisions of SFAS No. 109. SFAS No. 109 requires the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial carrying amounts and the tax bases of existing assets and liabilities. The pro forma income tax provision has been prepared according to SFAS No. 109.


    Concurrent with becoming subject to federal and additional state income taxes, the Company will record a deferred tax asset and a corresponding tax benefit in the statement of income in accordance with the provisions of SFAS No.
109. The deferred tax asset at December 31, 1996 and March 31, 1997 would have been $869 and $1,134, respectively.


    The pro forma income tax provision consists of the following (in thousands):


                                                                                       THREE
                                                                                      MONTHS
                                                                      YEAR ENDED       ENDED
                                                                     DECEMBER 31,    MARCH 31,
                                                                         1996          1997
                                                                     -------------  -----------
Current income taxes:
  Federal taxes....................................................    $   4,234     $   1,363
  State and local taxes............................................    $   1,356           437
                                                                          ------    -----------
                                                                           5,590         1,800
Deferred income tax benefit........................................         (328)         (270)
                                                                          ------    -----------
                                                                       $   5,262     $   1,530
                                                                          ------    -----------
                                                                          ------    -----------

                               800-JR CIGAR, INC.

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                               DECEMBER 31, 1996
 (AMOUNTS AND DISCLOSURES APPLICABLE TO MARCH 31, 1996 AND 1997 ARE UNAUDITED)


8. PRO FORMA INCOME TAXES (UNAUDITED) (CONTINUED)
    A reconciliation setting forth the differences between the pro forma effective tax rate of the Company and the U.S. federal statutory tax rate is as follows:


                                                                                                          THREE MONTHS
                                                                                           YEAR ENDED         ENDED
                                                                                          DECEMBER 31,      MARCH 31,
                                                                                              1996            1997
                                                                                         ---------------  -------------
Federal statutory rate.................................................................          34.3%           34.3%
State and local taxes, net of federal tax benefits.....................................           6.5             6.5
                                                                                                  ---             ---
Effective tax rate.....................................................................          40.8%           40.8%
                                                                                                  ---             ---
                                                                                                  ---             ---



    Pro forma deferred income taxes will reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for pro forma financial reporting and the amounts used for income tax purposes. Significant components of the Company's pro forma deferred tax asset as of December 31, 1996 and March 31, 1997 are as follows (in thousands):



                                                                                   THREE MONTHS
                                                                    YEAR ENDED         ENDED
                                                                   DECEMBER 31,      MARCH 31,
                                                                       1996            1997
                                                                  ---------------  -------------
Book over tax depreciation......................................     $      79       $      70
Allowance for doubtful accounts.................................            56              79
Inventory capitalization and reserves...........................           230             436
Other book accruals.............................................           504             549
                                                                         -----          ------
                                                                     $     869       $   1,134
                                                                         -----          ------
                                                                         -----          ------

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                                          PAGE
                                                          -----
Prospectus Summary...................................           3
Risk Factors.........................................           9
Reorganization of the Company........................          14
Use of Proceeds......................................          16
Dividend Policy......................................          16
Capitalization.......................................          17
Dilution.............................................          18
Selected Combined Financial Data.....................          19
Management's Discussion and Analysis of Financial
  Condition and Results of Operations................          22
Business.............................................          28
Management...........................................          41
Certain Related Transactions.........................          46
Principal Stockholders...............................          48
Description of Capital Stock.........................          49
Shares Eligible for Future Sale......................          52
Underwriting.........................................          54
Legal Matters........................................          56
Experts..............................................          56
Additional Information...............................          56
Index to Predecessor Combined Financial Statements...         F-1


                            ------------------------


UNTIL            , 1997, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                                3,000,000 SHARES


                                     [LOGO]

                               800-JR CIGAR, INC.


                                  COMMON STOCK

                                  ------------
                              P R O S P E C T U S
                               -----------------


                           WHEAT FIRST BUTCHER SINGER



                              J.C. BRADFORD & CO.


                                        , 1997

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the expenses expected to be incurred by the Registrant in connection with the offering described in this Registration Statement, other than the underwriting discount. All of such amounts are estimated except for the SEC Registration Fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.


SEC Registration Fee............................................  $  16,728
NASD Filing Fee.................................................      6,020
Nasdaq National Market Listing Fee..............................     49,375
Printing and Engraving Costs....................................    250,000
Blue Sky Fees and Expenses......................................      7,500
Legal Fees and Expenses.........................................    400,000
Transfer Agent Fee..............................................      3,500
Accounting Fees and Expenses....................................    300,000
Miscellaneous...................................................     66,877
                                                                  ---------
Total...........................................................  $1,100,000
                                                                  ---------
                                                                  ---------


------------------------

*   To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Company's Certificate of Incorporation provides that the Company shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.


    Section 145 of the General Corporation Law of the State of Delaware permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.


    Article Ten of the Company's Certificate of Incorporation provides that the Company's directors will not be personally liable to the Company or its shareholders for monetary damages resulting from breaches of their fiduciary duty as directors except (a) for any breach of the duty of loyalty to the Company or its shareholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the General Corporation Law of the State of Delaware, which makes directors liable for unlawful dividends or unlawful stock repurchases or redemptions or (d) for transactions from which directors derive improper personal benefit.

    The Company's directors and officers will be covered by insurance policies indemnifying them against certain civil liabilities, including liabilities under the federal securities laws, which might be incurred by them in such capacity. In addition, such directors and officers will enter into indemnification agreements with the Company, pursuant to which the Company will agree to indemnify such persons for all losses or expenses not otherwise insured against incurred by reason of any breach of duty, neglect, error, misstatement, misleading statement, omission or other act done, wrongfully attempted or alleged to have been done or wrongfully attempted by such officer or director solely by reason of him or her being an officer of director or both.

    The Underwriting Agreement to be filed as Exhibit 1.1 will provide that the Underwriters named therein will indemnify and hold harmless the Company and each director, officer or controlling person of the Company from and against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), and the Underwriting Agreement will provide that such Underwriters will contribute to certain liabilities of such persons under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.


    None. Upon the closings of the transactions contemplated to occur pursuant to the Contribution Agreement, to be dated prior to the Offering, by and among 800-JR CIGAR, Inc., and the stockholders of each of J.R. Tobacco of America, Inc., Cigars by Santa Clara, N.A., Inc., J.N.R. Grocery Corp., J.R. Tobacco NC, Inc., J&R Tobacco (New Jersey) Corp., J.R. Tobacco Company of Michigan, Inc., J.R.-46th Street, Inc., J.R. Tobacco Outlet, Inc., J.R. Statesville, Inc. and JR Cigar (DC), Inc. the Company will issue 9,300,000 shares in a private placement as described in the Prospectus under the caption "Reorganization of the Company."

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits:


EXHIBIT NO.  DESCRIPTION OF DOCUMENT
-----------  -----------------------------------------------------------------------------------------------------
       1.1   Form of Underwriting Agreement.
      *3.1   Certificate of Incorporation of the Company.
      *3.2   By-Laws of the Company.
       4.1   Form of Certificate for Common Stock of the Company.
       5.1   Opinion of Morgan, Lewis & Bockius LLP.
      10.1   The Company's 1997 Long-Term Incentive Plan.
      10.2   The Company's 1997 Non-Employee Directors' Stock Plan.
      10.3   The Company's Employee Stock Purchase Plan.
      10.4   1997 Employee Bonus Pool Plan.
     *10.5   Employment Agreement, dated March 13, 1997 between the Company and Lewis I. Rothman.
     *10.6   Employment Agreement, dated March 13, 1997 between the Company and LaVonda M. Rothman.
     *10.7   Employment Agreement, dated March 13, 1997 between the Company and Jane Vargas.
      10.8   Management Agreement dated            , 1997 by and between MC Management and the Company.
      10.9   Form of Indemnification Agreement.
     10.10   Form of Contribution Agreement by and among Lewis I. Rothman, LaVonda M. Rothman, the Shane Rothman
             Trust, the Luke Rothman Trust, the Marni Rothman Trust, the Samantha Rothman Trust and the Company.
     10.11   Form of Tax Agreement by and among Lewis I. Rothman, LaVonda M. Rothman, the Shane Rothman Trust, the
             Luke Rothman Trust, the Marni Rothman Trust, the Samantha Rothman Trust and the Company.
    *10.12   Agreement dated March 13, 1997 by and between Cigars by Santa Clara, N.A., Inc. and
             Nicaraguan-American Tobacco Company, Inc. ("Natco").
    *10.13   Agreement dated March 13, 1997 by and between Natco and Nicaraguan-American Tobacco Sociedad Anonima,
             S.A.
    *10.14   Agreement dated March 13, 1997 by and between Cigars by Santa Clara, N.A., Inc. and Tabacalera
             Nacional Dominicana, S.A.
    *10.15   Lease Agreement, dated July 19, 1993 by and between J.R. Tobacco of America, Inc. and Interstate
             Development Company, as amended by First Amendment to Lease, dated November 2, 1993, by and between
             J.R. Tobacco of America, Inc. and Interstate Development Company.
     10.16   Lease Agreement, dated March 1, 1996 by and between J.R. Outlet, Inc. and Casa Blanca, Inc.
     10.17   Form of Note.
     10.18   Form of Additional Note.
      16.1   Letter regarding change in certifying accountant.
      21.1   List of Subsidiaries of the Company.
      23.1   Consent of Ernst & Young LLP.
      23.2   Consent of J.H. Cohn LLP.
     *23.3   Consent of John Oliva.
      23.4   Consent of Stephen J. Bloom
      23.6   Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1).
      24.1   Power of Attorney (included on signature page).
      27.1   Financial Data Schedule
      99.1   Consent of Cigar Aficionado


------------------------


    * Previously filed.



    (b) Financial Statement Schedules:



        Schedule II--Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Company has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Whippany, State of New Jersey, on the 4th day of June, 1997.



                                800-JR CIGAR, INC.

                                BY:               /S/ LEW ROTHMAN
                                     -----------------------------------------
                                                    Lew Rothman
                                              CHIEF EXECUTIVE OFFICER



    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


          SIGNATURE              CAPACITY IN WHICH SIGNED           DATE
------------------------------  ---------------------------  -------------------

                                Chief Executive Officer and
       /s/ LEW ROTHMAN            Chairman of the Board of
------------------------------    Directors (Chief              June 4, 1997
         Lew Rothman              Operating Officer)

    /s/ TIMOTHY P. SHANNON      Chief Financial Officer
------------------------------    (Chief Accounting             June 4, 1997
      Timothy P. Shannon          Officer)

              *
------------------------------  Director                        June 4, 1997
      Lavonda M. Rothman

              *
------------------------------  Director                        June 4, 1997
     Maureen A. Colleton

              *
------------------------------  Director                        June 4, 1997
         Jane Vargas




*  Signed by Lew Rothman, Attorney-in-Fact.

                         REPORT OF INDEPENDENT AUDITORS



The Board of Directors
800-JR CIGAR, Inc.



    We have audited the predecessor combined financial statements of 800-JR CIGAR, Inc. as of December 31, 1996, and for the year then ended, and have issued our report thereon dated April 15, 1997 (included elsewhere in this Registration Statement). Our audit also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit.



    In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



                                          Ernst & Young LLP



MetroPark, New Jersey
April 15, 1997


                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                 (IN THOUSANDS)

                                                                              CHARGED      CHARGED
                                                               BEGINNING     TO COST &    TO OTHER                     ENDING
                        DESCRIPTION                             BALANCE       EXPENSE     ACCOUNTS     DEDUCTIONS      BALANCE
-----------------------------------------------------------  -------------  -----------  -----------  -------------  -----------
YEAR ENDED DECEMBER 31, 1996
Allowance for doubtful accounts............................    $      83     $     191           --     $     156     $     118
                                                                     ---         -----        -----         -----         -----
                                                                     ---         -----        -----         -----         -----
YEAR ENDED DECEMBER 31, 1995
Allowance for doubtful accounts............................    $      50     $      33           --            --     $      83
                                                                     ---         -----        -----         -----         -----
                                                                     ---         -----        -----         -----         -----
YEAR ENDED DECEMBER 31, 1994
Allowance for doubtful accounts............................    $      20     $      51           --     $      21     $      50
                                                                     ---         -----        -----         -----         -----
                                                                     ---         -----        -----         -----         -----

                                 EXHIBIT INDEX


EXHIBIT NO.  DESCRIPTION OF DOCUMENT
-----------  -----------------------------------------------------------------------------------------------------
       1.1   Form of Underwriting Agreement.
      *3.1   Certificate of Incorporation of the Company.
      *3.2   By-Laws of the Company.
       4.1   Form of Certificate for Common Stock of the Company.
       5.1   Opinion of Morgan, Lewis & Bockius LLP.
      10.1   The Company's 1997 Long-Term Incentive Plan.
      10.2   The Company's 1997 Non-Employee Directors' Stock Plan.
      10.3   The Company's Employee Stock Purchase Plan.
      10.4   1997 Employee Bonus Pool Plan.
     *10.5   Employment Agreement, dated March 13, 1997 between the Company and Lewis I. Rothman.
     *10.6   Employment Agreement, dated March 13, 1997 between the Company and LaVonda M. Rothman.
     *10.7   Employment Agreement, dated March 13, 1997 between the Company and Jane Vargas.
      10.8   Management Agreement dated       , 1997 by and between MC Management and the Company.
      10.9   Form of Indemnification Agreement.
     10.10   Form of Contribution Agreement by and among Lewis I. Rothman, LaVonda M. Rothman, the Shane Rothman
             Trust, the Luke Rothman Trust, the Marni Rothman Trust, the Samantha Rothman Trust and the Company.
     10.11   Form of Tax Agreement by and among Lewis I. Rothman, LaVonda M. Rothman, the Shane Rothman Trust, the
             Luke Rothman Trust, the Marni Rothman Trust, the Samantha Rothman Trust and the Company.
    *10.12   Agreement dated March 13, 1997 by and between Cigars by Santa Clara, N.A., Inc. and
             Nicaraguan-American Tobacco Company, Inc. ("Natco").
    *10.13   Agreement dated March 13, 1997 by and between Natco and Nicaraguan-American Tobacco Sociedad Anonima,
             S.A.
    *10.14   Agreement dated March 13, 1997 by and between Cigars by Santa Clara, N.A., Inc. and Tabacalera
             Nacional Dominicana, S.A.
    *10.15   Lease Agreement, dated July 19, 1993 by and between J.R. Tobacco of America, Inc. and Interstate
             Development Company, as amended by First Amendment to Lease, dated November 2, 1993, by and between
             J.R. Tobacco of America, Inc. and Interstate Development Company.
     10.16   Lease Agreement, dated March 1, 1996 by and between J.R. Outlet, Inc. and Casa Blanca, Inc.
     10.17   Form of Note.
     10.18   Form of Additional Note.
      16.1   Letter regarding change in certifying accountant.
      21.1   List of Subsidiaries of the Company.
      23.1   Consent of Ernst & Young LLP.
      23.2   Consent of J.H. Cohn LLP.
     *23.3   Consent of John Oliva
      23.4   Consent of Stephen J. Bloom
      23.6   Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1).
      24.1   Power of Attorney (included on signature page).
      27.1   Financial Data Schedule
      99.1   Consent of Cigar Aficionado


------------------------


    * Previously filed.